SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 27, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

COPEL
Companhia Paranaense de Energia

Companhia Paranaense de Energia

Corporate Taxpayer ID (CNPJ/MF) 76.483.817/0001-20

Publicly-Held Company - CVM 1431-1

www.copel.com copel@copel.com

Rua José Izidoro Biazetto, 158, Bloco A, Mossunguê - Curitiba - PR

ZIP 81200-240

INTERIM FINANCIAL INFORMATION

September / 2023

CONTENTS

FINANCIAL STATEMENTS

Statements of Financial Position

as of September 30, 2023, and December 31,2022

All amounts expressed in thousands of Brazilian reais

ASSETS	Note	Parent Company		Consolidated	
		09.30.2023	12.31.2022	09.30.2023	12.31.2022
CURRENT ASSETS					
Cash and cash equivalents	5	2,203,831	199,877	5,557,791	2,678,457
Bonds and securities	6	96	93	96	93
Collaterals and escrow accounts		-	-	-	157
Trade accounts receivable	7	-	-	3,619,568	3,342,050
Dividends receivable		2,089,981	824,143	40,725	138,330
Sectorial financial assets	8	-	-	38,924	190,699
Accounts receivable - concessions	9	-	-	9,232	8,603
Contract assets	10	-	-	296,100	220,660
Other current receivables	11	2,301	977	971,681	897,380
Inventories		-	-	185,897	194,850
Income tax and social contribution receivable		51,186	107,523	265,210	355,065
Other current recoverable taxes	12.2	-	-	980,436	1,239,694
Prepaid expenses	13	1,243	855	64,809	60,076
Receivable from related parties	35	14,519	47,404	15,344	1,135
		4,363,157	**1,180,872**	**12,045,813**	**9,327,249**
Assets held for sale	39	300,068	-	1,267,925	-
		4,663,225	**1,180,872**	**13,313,738**	**9,327,249**
NONCURRENT ASSETS					
Long Term Assets					
Bonds and securities	6	-	-	554,472	430,963
Other temporary investments		30,258	25,619	31,462	25,619
Trade accounts receivable	7	-	-	114,748	109,819
Judicial deposits	14	142,418	138,747	635,578	632,458
Sectorial financial assets	8	-	-	116,773	190,699
Accounts receivable - concessions	9	-	-	2,637,401	2,269,690
Contract assets	10	-	-	7,423,024	7,452,019
Other noncurrent receivables	11	19	18	1,083,115	931,452
Income tax and social contribution receivable		-	-	91,703	127,824
Deferred income tax and social contribution	12.1	447,349	333,877	1,797,026	1,644,299
Other noncurrent recoverable taxes	12.2	40,786	39,810	2,373,216	2,627,293
Prepaid expenses	13	-	-	-	10
		660,830	**538,071**	**16,858,518**	**16,442,145**
Investments	15	**19,665,640**	**20,339,344**	**3,566,466**	**3,325,731**
Property, plant and equipment	16	**7,523**	**7,948**	**10,811,117**	**10,069,468**
Intangible assets	17	**5,765**	**4,724**	**10,910,839**	**10,277,727**
Right-of-use asset	26.1	**6,610**	**4,586**	**240,711**	**261,380**
		20,346,368	**20,894,673**	**42,387,651**	**40,376,451**
TOTAL ASSETS		**25,009,593**	**22,075,545**	**55,701,389**	**49,703,700**

Notes are an integral part of this interim financial information

Statements of Financial Position

as of September 30, 2023, and December 31,2022 (continuation)

All amounts expressed in thousands of Brazilian reais

LIABILITIES	Note	Parent Company		Consolidated	
		09.30.2023	12.31.2022	09.30.2023	12.31.2022
CURRENT LIABILITIES					
Payroll, social charges and accruals	18	26,409	6,605	920,387	252,789
Accounts payable to related parties	35	1,606	1,838	-	-
Accounts payable to suppliers	19	16,560	5,373	2,177,287	2,090,022
Income tax and social contribution payable		-	-	114,337	156,191
Other taxes due	12.2	475	28,690	276,365	303,606
Loans and financing	20	-	-	271,780	278,838
Debentures	21	-	-	1,390,058	1,346,347
Dividend payable		845,700	344,251	845,700	482,325
Post-employment benefits	22	3,816	2,957	85,557	73,814
Sectorial charges payable	23	-	-	63,359	46,488
Research and development and Energy efficiency	24	-	-	348,765	370,244
Accounts payable related to concession	25	-	-	100,083	105,003
Sectorial financial liabilities	8	-	-	723,786	433,914
Lease liability	26.2	460	436	52,757	64,870
Other accounts payable	27	601	558	739,440	601,619
PIS and Cofins to be refunded to consumers	12.2.1	-	-	279,295	550,527
		895,627	**390,708**	**8,388,956**	**7,156,597**
Liabilities associated with assets held for sale	39	-	-	606,454	-
		895,627	**390,708**	**8,995,410**	**7,156,597**
NONCURRENT LIABILITIES					
Accounts payable to related parties	35	5,851	5,851	-	-
Accounts payable to suppliers	19	-	-	134,730	125,448
Deferred income tax and social contribution	12.1	-	-	1,668,534	1,517,682
Other taxes due	12.2	3,935	3,676	618,134	633,491
Loans and financing	20	-	-	5,098,831	4,371,525
Debentures	21	-	-	8,379,671	6,457,508
Post-employment benefits	22	22,635	23,890	1,006,066	996,223
Research and development and Energy efficiency	24	-	-	208,279	244,514
Accounts payable related to concession	25	-	-	783,318	832,539
Sectorial financial liabilities	8	-	-	27,119	49,341
Lease liability	26.2	6,494	4,373	202,767	208,886
Other accounts payable	27	12,930	25,241	802,087	645,234
PIS and Cofins to be refunded to consumers	12.2.1	-	-	404,329	1,444,631
Provision for allocation of PIS and Cofins credits	12.2.1	-	-	1,910,295	1,851,257
Provisions for legal claims	28	809,066	804,442	1,953,685	2,037,599
		860,911	**867,473**	**23,197,845**	**21,415,878**
EQUITY					
Attributable to controlling shareholders					
Capital	29.1	12,816,678	10,800,000	12,816,678	10,800,000
Equity valuation adjustments	29.2	565,957	593,382	565,957	593,382
Legal reserve		1,512,687	1,512,687	1,512,687	1,512,687
Profit retention reserve		7,867,135	7,911,295	7,867,135	7,911,295
Accumulated profit		490,598	-	490,598	-
		23,253,055	**20,817,364**	**23,253,055**	**20,817,364**
Attributable to non-controlling interests	15.2.2	-	-	**255,079**	**313,861**
		23,253,055	**20,817,364**	**23,508,134**	**21,131,225**
TOTAL LIABILITIES & EQUITY		**25,009,593**	**22,075,545**	**55,701,389**	**49,703,700**

Notes are an integral part of this interim financial information

Statements of Income

for the nine-month periods ended September 30, 2023, and 2022

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		09.30.2023	Restated 09.30.2022	09.30.2023	Restated 09.30.2022
CONTINUING OPERATIONS					
NET OPERATING REVENUE	30	-	-	15,911,770	15,270,561
Operating costs	31	-	-	(12,427,715)	(11,586,929)
GROSS OPERATING PROFIT		-	-	3,484,055	3,683,632
Other operational expenses / income					
Selling expenses	31	-	-	(81,484)	(146,837)
General and administrative expenses	31	(128,370)	(83,743)	(860,196)	(553,572)
Hydrological risk renegotiation - GSF	17.2	-	-	26,405	-
Other operational income (expenses), net	31	17,564	(5,659)	(304,482)	(201,749)
Provision for allocation of PIS and Cofins credits	12.2.1	-	-	-	(810,563)
Equity in earnings of investees	15	1,519,621	695,108	244,675	330,115
		1,408,815	605,706	(975,082)	(1,382,606)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		1,408,815	605,706	2,508,973	2,301,026
Financial results	32				
Financial income		76,069	48,925	796,450	723,605
Financial expenses		(77,540)	(109,324)	(1,695,739)	(1,438,373)
Restatement of provision for allocation of PIS and Cofins credits	12.2.1	-	-	-	(1,011,370)
		(1,471)	(60,399)	(899,289)	(1,726,138)
OPERATING PROFIT		1,407,344	545,307	1,609,684	574,888
INCOME TAX AND SOCIAL CONTRIBUTION	12.3				
Current		-	(33,990)	(297,404)	(547,597)
Deferred		113,472	(6,722)	204,345	461,930
		113,472	(40,712)	(93,059)	(85,667)
NET INCOME FROM CONTINUING OPERATIONS		1,520,816	504,595	1,516,625	489,221
DISCONTINUED OPERATIONS					
Net income (loss) from discontinued operations	39	(141,029)	(13,865)	(132,266)	36,590
NET INCOME		1,379,787	490,730	1,384,359	525,811
Attributed to shareholders of the parent company resulting from continuing operations		-	-	1,520,816	504,595
Attributed to shareholders of the parent company due to discontinued operations		-	-	(141,029)	(13,865)
Attributed to non-controlling shareholders resulting from continuing operations	15.2.2	-	-	6,114	(4,016)
Attributed to non-controlling shareholders due to discontinued operations	15.2.2	-	-	(1,542)	39,097
BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - CONTINUING OPERATIONS - Expressed in Brazilian Reais	29.3				
Common shares		0.51587	0.17371		
Class "A" Preferred shares		0.56746	0.19108		
Class "B" Preferred shares		0.56746	0.19108		
BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais	29.3				
Common shares		0.46804	0.16894		
Class "A" Preferred shares		0.51484	0.18583		
Class "B" Preferred shares		0.51484	0.18583		

Notes are an integral part of this interim financial information

Statements of Income - Third Quarter Movement

for the three-month periods ended September 30, 2023, and 2022

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		07.01.2023 to 09.30.2023	Restated 07.01.2022 to 09.30.2022	07.01.2023 to 09.30.2023	Restated 07.01.2022 to 09.30.2022
CONTINUING OPERATIONS					
NET OPERATING REVENUE	30	-	-	5,543,989	5,108,442
OPERATING COSTS	31	-	-	(4,579,704)	(4,047,200)
GROSS OPERATING PROFIT		-	-	964,285	1,061,242
Other operational expenses / income					
Selling expenses	31	-	-	(41,409)	(38,819)
General and administrative expenses	31	(71,920)	(31,542)	(417,687)	(202,558)
Hydrological risk renegotiation - GSF	17.2	-	-	26,405	-
Other operational income (expenses), net	31	944	6,480	(147,887)	(36,704)
Equity in earnings of investees		434,934	443,080	67,842	8,909
		363,958	418,018	(512,736)	(269,172)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		363,958	418,018	451,549	792,070
Financial results	32				
Financial income		42,933	11,800	264,178	228,297
Financial expenses		(73,332)	(18,347)	(586,988)	(444,782)
Update of provision for allocation of PIS and Cofins credits	12.2.1	-	-	-	-
		(30,399)	(6,547)	(322,810)	(216,485)
OPERATING PROFIT		333,559	411,471	128,739	575,585
INCOME TAX AND SOCIAL CONTRIBUTION	12.3				
Current		-	(30,012)	27,870	(183,802)
Deferred		108,335	351	280,291	(11,202)
		108,335	(29,661)	308,161	(195,004)
NET INCOME FROM CONTINUING OPERATIONS		441,894	381,810	436,900	380,581
DISCONTINUED OPERATIONS					
Net income (loss) from discontinued operations	39	(6,489)	(18,898)	4,263	(2,190)
NET INCOME		435,405	362,912	441,163	378,391
Attributed to shareholders of the parent company resulting from continuing operations		-	-	441,894	381,810
Attributed to shareholders of the parent company due to discontinued operations		-	-	(6,489)	(18,898)
Attributed to non-controlling shareholders resulting from continuing operations		-	-	(1,465)	3,663
Attributed to non-controlling shareholders due to discontinued operations		-	-	7,223	11,816
BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - CONTINUING OPERATIONS - Expressed in Brazilian Reais	29.3				
Common shares		0.14569	0.13144		
Class "A" Preferred shares		0.16026	0.14459		
Class "B" Preferred shares		0.16026	0.14459		
BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais	29.3				
Common shares		0.14355	0.12494		
Class "A" Preferred shares		0.15791	0.13743		
Class "B" Preferred shares		0.15791	0.13743		

The notes are an integral part of this interim financial information

Statements of Comprehensive Income

for the nine-month periods ended September 30, 2023, and 2022

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		09.30.2023	Restated 09.30.2022	09.30.2023	Restated 09.30.2022
NET INCOME		1,379,787	490,730	1,384,359	525,811
Other comprehensive income					
Items that will never be reclassified to profit or loss					
Gain (losses) on actuarial liabilities					
Post employment benefits		-	(18,928)	-	(60)
Post employment benefits - equity		-	23,132	-	-
Taxes on other comprehensive income		-	6,436	-	10,700
Items that may be reclassified to profit or loss	29.2				
Adjustments related to financial assets		-	-	(6,008)	-
Adjustments related to financial assets - equity		(2,774)	-	-	-
Taxes on other comprehensive income		-	-	2,043	-
Total other comprehensive income, net of taxes		(2,774)	10,640	(3,965)	10,640
TOTAL COMPREHENSIVE INCOME		1,377,013	501,370	1,380,394	536,451
Attributed to shareholders of the parent company resulting from continuing operations				1,518,042	515,235
Attributed to shareholders of the parent company due to discontinued operations				(141,029)	(13,865)
Attributed to non-controlling shareholders resulting from continuing operations				4,923	(4,016)
Attributed to non-controlling shareholders due to discontinued operations				(1,542)	39,097

Notes are an integral part of this interim financial information

Statements of Comprehensive Income - Third Quarter Movement

for the three-month periods ended September 30, 2023, and 2022

in thousands of reais

	Parent Company		Consolidated	
	07.01.2023 to 09.30.2023	Restated 07.01.2022 to 09.30.2022	07.01.2023 to 09.30.2023	Restated 07.01.2022 to 09.30.2022
NET INCOME	435,405	362,912	441,163	378,391
Other comprehensive income				
Items that will never be reclassified to profit or loss				
Gain (losses) on actuarial liabilities				
Post employment benefits	-	(18,928)	-	(60)
Post employment benefits - equity	-	23,132	-	-
Taxes on other comprehensive income	-	6,436	-	10,700
Items that may be reclassified to profit or loss				
Adjustments related to financial assets	-	-	(4,001)	-
Adjustments related to financial assets - equity	(1,847)	-	-	-
Taxes on other comprehensive income	-	-	1,361	-
Total other comprehensive income, net of taxes	(1,847)	10,640	(2,640)	10,640
TOTAL COMPREHENSIVE INCOME	433,558	373,552	438,523	389,031
Attributed to shareholders of the parent company resulting from continuing operations			440,047	392,450
Attributed to shareholders of the parent company due to discontinued operations			(6,489)	(18,898)
Attributed to non-controlling shareholders resulting from continuing operations			(2,258)	3,663
Attributed to non-controlling shareholders due to discontinued operations			7,223	11,816

Notes are an integral part of this interim financial information

Statements of Changes in Equity

for the nine-month periods ended September 30, 2023, and 2022

All amounts expressed in thousands of Brazilian reais

		Attributable to controlling shareholders									
			Equity valuation adjustments		Profit reserves						
	Note	Capital	Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit	Shareholders' equity	Attributable to non - controlling interests	Equity Consolidated
Balance as of January 1, 2023		**10,800,000**	**597,276**	**(3,894)**	**1,512,687**	**7,911,295**	**-**	**-**	**20,817,364**	**313,861**	**21,131,225**
Net income		-	-	-	-	-	-	1,379,787	1,379,787	4,572	1,384,359
Other comprehensive income											
Adjustments related to financial assets	29.2	-	-	(2,774)	-	-	-	-	(2,774)	(1,191)	(3,965)
Total comprehensive income		**-**	**-**	**(2,774)**	**-**	**-**	**-**	**1,379,787**	**1,377,013**	**3,381**	**1,380,394**
Realization - deemed cost, net of taxes	29.2	-	(24,651)	-	-	-	-	24,651	-	-	-
Issuing shares	29.1	2,016,678	-	-	-	-	-	-	2,016,678	-	2,016,678
Dividends and Interest on equity (JSCP)	15.2.2 and 29.4	-	-	-	-	(44,160)	-	(913,840)	(958,000)	(62,163)	(1,020,163)
Balance as of September 30, 2023		**12,816,678**	**572,625**	**(6,668)**	**1,512,687**	**7,867,135**	**-**	**490,598**	**23,253,055**	**255,079**	**23,508,134**

Notes are an integral part of this interim financial information

		Attributable to controlling shareholders									
			Equity valuation adjustments		Profit reserves						
	Note	Capital	Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit	Shareholders' equity	Attributable to non - controlling interests	Equity Consolidated
Balance as of January 1, 2022		**10,800,000**	**633,789**	**(207,619)**	**1,457,087**	**7,785,092**	**1,368,675**	**-**	**21,837,024**	**338,211**	**22,175,235**
Net Income		-	-	-	-	-	-	490,730	490,730	35,081	525,811
Other comprehensive income											
Actuarial losses, net of taxes		-	-	10,640	-	-	-	-	10,640	-	10,640
Total comprehensive income		**-**	**-**	**10,640**	**-**	**-**	**-**	**490,730**	**501,370**	**35,081**	**536,451**
Realization - deemed cost, net of taxes		-	(28,362)	-	-	-	-	28,362	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	(1,368,675)	-	(1,368,675)	-	(1,368,675)
Interest on equity (JSCP)		-	-	-	-	-	-	-	-	(12,735)	(12,735)
Balance as of September 30, 2022		**10,800,000**	**605,427**	**(196,979)**	**1,457,087**	**7,785,092**	**-**	**519,092**	**20,969,719**	**360,557**	**21,330,276**

Notes are an integral part of this interim financial information

Statements of Cash Flows

for the nine-month periods ended September 30, 2023, and 2022

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
			Restated		Restated
		09.30.2023	09.30.2022	09.30.2023	09.30.2022
CASH FLOWS FROM OPERATIONAL ACTIVITIES					
Net income from continuing operations		**1,520,816**	**504,595**	**1,516,625**	**489,221**
Adjustments to reconcile net income for the period with cash generation from operating activities:					
Unrealized monetary and exchange variation and debt charges - net		(32,640)	50,211	1,433,850	963,354
Interest - bonus from the grant of concession agreements under the quota system	9.2	-	-	(87,910)	(89,157)
Remuneration of transmission concession contracts	10.3	-	-	(561,622)	(582,687)
Provision for allocation of PIS and Cofins credits	12.2.1	-	-	-	1,821,933
Income tax and social contribution	12.3	-	33,990	297,404	547,597
Deferred income tax and social contribution	12.3	(113,472)	6,722	(204,345)	(461,930)
Equity in earnings of investees	15.1	(1,519,621)	(674,838)	(244,675)	(330,115)
Appropriation of post-employment benefits obligations		6,505	4,941	192,058	193,860
Creation for research and development and energy efficiency programs	24.1	-	-	123,556	116,016
Recognition of fair value of assets from the indemnity for the concession	30.1	-	-	(41,898)	(45,045)
Sectorial financial assets and liabilities result	30.1	-	-	(969,376)	(1,332,293)
Depreciation and amortization	31	2,250	1,872	1,027,232	914,882
Provision arising from the voluntary dismissal program	31.2.1	17,102	-	610,057	-
Net operating estimated losses, provisions and reversals	31.4	(11,651)	4,845	204,772	226,564
Result of hydrological risk renegotiation - GSF	17.2	-	-	(26,405)	-
Realization of added value in business combinations	10.3	-	-	(542)	(541)
Fair value in energy purchase and sale operations	31.1	-	-	6,347	4,139
Derivatives fair value	32	-	-	-	2,907
Loss on disposal of accounts receivable related to concession	9.1	-	-	186	26,529
Loss on disposal of contract assets	10.1	-	-	8,346	5,971
Loss on disposal of property, plant and equipment		8	51	3,079	978
Loss on disposal of intangible assets		-	-	58,582	36,485
Result of write-offs of use rights of assets and liabilities of leases - net	26.1 and 26.2	-	-	(750)	(102)
		(130,703)	**(67,611)**	**3,344,571**	**2,508,566**
Decrease (increase) in assets					
Trade accounts receivable		-	-	164,172	1,239,898
Dividends and interest on own capital received		280,918	2,483,051	111,960	59,336
Judicial deposits		2,303	281	22,198	(15,116)
Sectorial financial assets		-	-	52,035	953,947
Other receivables		(1,326)	7,316	(61,482)	47,834
Inventories		-	-	7,570	(1,139)
Income tax and social contribution recoverable		(12,352)	(24,416)	(142,982)	(59,761)
Other taxes recoverable		2,971	40,451	(77,858)	206,480
Prepaid expenses		(388)	(433)	(3,819)	(2,076)
Related parties		(14,518)	155,946	(14,209)	(933)
		257,608	**2,662,196**	**57,585**	**2,428,470**
Increase (decrease) in liabilities					
Payroll, social charges and accruals		3,832	(28,302)	158,508	(205,145)
Related parties		(232)	(751)	-	-
Suppliers		11,187	4,170	53,968	(319,036)
Other taxes		44,833	(6,572)	728,036	450,852
Post-employment benefits		(6,901)	(3,798)	(160,277)	(144,936)
Sectorial charges due		-	-	16,871	(155,669)
Research and development and energy efficiency	24.1	-	-	(193,727)	(141,839)
Payable related to the concession	25.1	-	-	(87,200)	(78,769)
Other accounts payable		(775)	(20,861)	86,143	51,401
Provisions for legal claims		(1,389)	(163)	(242,260)	(159,470)
		50,555	**(56,277)**	**360,062**	**(702,611)**
CASH GENERATED BY OPERATING ACTIVITIES		**177,460**	**2,538,308**	**3,762,218**	**4,234,425**
Income tax and social contribution paid		-	(27,870)	(272,512)	(322,688)
Loans and financing - interest due and paid	20.2	-	(52,704)	(434,261)	(264,920)
Debentures - interest due and paid	21.2	-	(28,358)	(708,469)	(541,204)
Charges for lease liabilities paid		(405)	(302)	(17,257)	(14,228)
Charges on loans granted/obtained from related parties		14,800	4,895	-	-
NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS		**191,855**	**2,433,969**	**2,329,719**	**3,091,385**
NET CASH GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	39	139,187	-	118,351	128,041
NET CASH GENERATED FROM OPERATING ACTIVITIES		**331,042**	**2,433,969**	**2,448,070**	**3,219,426**

(continued)

Statements of Cash Flows

for the nine-month periods ended September 30, 2023, and 2022 (continuation)

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		09.30.2023	09.30.2022	09.30.2023	09.30.2022
CASH FLOWS FROM INVESTMENT ACTIVITIES					
Financial investments		(4,642)	(6,914)	(102,812)	53,375
Loans and financing granted to related parties		(236,024)	(124,400)	-	-
Receipt of loans and financing granted to related parties		282,087	100,000	-	-
Additions to contract assets		-	-	(1,422,976)	(1,483,399)
Acquisitions of subsidiaries - effect on cash	1.2	-	-	(911,450)	(18,031)
Additions in investments	15.1	(48,250)	(4,829)	(10,780)	(4,829)
Capital reduction of investees		-	-	-	61,537
Additions to property, plant and equipment		(390)	(1,070)	(148,152)	(309,827)
Additions to intangible assets	17.4	(1,159)	(1,485)	(6,107)	(6,244)
NET CASH USED BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS		**(8,378)**	**(38,698)**	**(2,602,277)**	**(1,707,418)**
NET CASH USED BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	39	-	-	(24,156)	(133,706)
NET CASH USED FROM INVESTING ACTIVITIES		**(8,378)**	**(38,698)**	**(2,626,433)**	**(1,841,124)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Loans and financing obtained from third parties	20.2	-	-	45,325	1,891,201
Transaction costs of loans and financing obtained from third parties	20.2	-	-	(6,886)	(19,781)
Issue of debentures		-	-	2,900,000	1,500,000
Transaction costs in the issuing of debentures		-	-	(60,677)	(14,445)
Payments of principal - loans and financing	20.2	-	(774,899)	(194,678)	(940,584)
Payments of principal - debentures	21.2	-	(500,000)	(1,174,084)	(1,271,900)
Amortization of principal of lease liabilities		(362)	(274)	(51,896)	(40,747)
Capital increase	29.1	2,031,619	-	2,031,619	-
Transaction costs in capital increase	29.1	(14,941)	-	(14,941)	-
Dividends and interest on own capital paid		(335,026)	(1,623,381)	(335,026)	(1,623,381)
NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS		**1,681,290**	**(2,898,554)**	**3,138,756**	**(519,637)**
NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	39	-	-	158,062	(2,180)
NET CASH GENERATED (USED) FROM FINANCING ACTIVITIES		**1,681,290**	**(2,898,554)**	**3,296,818**	**(521,817)**
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		**2,003,954**	**(503,283)**	**3,118,455**	**856,485**
Cash and cash equivalents at the beginning of the period	5	199,877	626,052	2,678,457	3,472,845
Cash and cash equivalents at the end of the period	5	2,203,831	122,769	5,557,791	3,827,962
Cash and cash equivalents variations from discontinued operations	39	-	-	239,121	501,368
CHANGE IN CASH AND CASH EQUIVALENTS		**2,003,954**	**(503,283)**	**3,118,455**	**856,485**

Notes are an integral part of this interim financial information

Statements of Added Value

for the nine-month periods ended September 30, 2023, and 2022

All amounts expressed in thousands of Brazilian reais

ADDED VALUE TO DISTRIBUTE	Parent Company		Consolidated	
		Restated		Restated
	09.30.2023	09.30.2022	09.30.2023	09.30.2022
Income				
Sale of energy, services and other income	-	-	18,747,157	20,240,311
Construction income	-	-	1,845,224	1,702,777
Fair value of indemnifiable concession assets	-	-	41,898	45,045
Sectorial financial assets and liabilities result	-	-	969,376	1,332,293
Hydrological Risk Renegotiation - GSF	-	-	26,405	-
Other income	4,756	7,186	47,597	54,858
Expected credit (losses)/reversal of losses	-	-	(47,812)	(107,562)
	4,756	**7,186**	**21,629,845**	**23,267,722**
(-) Supplies acquired from third parties				
Energy purchased for resale	-	-	6,208,165	6,627,800
Charges for use of the main transmission grid (-) ESS and ERR	-	-	1,970,926	1,532,328
Materials, supplies and third parties services	48,198	29,995	841,578	633,942
Construction costs	-	-	1,671,745	1,520,857
Loss of assets	31	7,980	95,408	85,220
Impairment	-	-	(54,000)	9,395
Provision for allocation of PIS and Cofins credits	-	-	-	810,563
Other supplies	5,839	24,563	325,494	235,951
	54,068	**62,538**	**11,059,316**	**11,456,056**
(=) GROSS ADDED VALUE	**(49,312)**	**(55,352)**	**10,570,529**	**11,811,666**
(-) Depreciation and amortization	**2,250**	**1,872**	**1,027,232**	**914,882**
(=) NET ADDED VALUE	**(51,562)**	**(57,224)**	**9,543,297**	**10,896,784**
(+) Transferred added value				
Equity in earnings of investees	1,519,621	695,108	244,675	330,115
Financial income	76,069	48,925	796,450	723,605
Other Income	2,044	848	346,071	270,874
	1,597,734	**744,881**	**1,387,196**	**1,324,594**
Added value from discontinued operations	**(141,029)**	**(13,865)**	**116,718**	**259,870**
	1,405,143	**673,792**	**11,047,211**	**12,481,248**

(continued)

Statements of Added Value

for the nine-month periods ended September 30, 2023, and 2022 (continuation)

All amounts expressed in thousands of Brazilian reais

DISTRIBUTION OF ADDED VALUE	Parent Company				Consolidated			
			Restated				Restated	
	09.30.2023	%	09.30.2022	%	09.30.2023	%	09.30.2022	%
Personnel								
Salaries and management fees	25,037		21,364		723,629		583,121	
Private pension and health plans	6,411		4,683		194,209		195,712	
Meal and education allowance	1,274		1,425		80,732		71,880	
Social security charges - FGTS	1,571		1,432		37,227		35,722	
Voluntary retirement program	17,102		(2,087)		610,057		(8,926)	
Provisions for profit sharing	4,010		665		134,192		63,766	
	55,405	3.9	**27,482**	4.1	**1,780,046**	16.0	**941,275**	7.6
Government								
Federal								
Tax	(36,946)		70,132		1,255,685		1,194,100	
Sectorial charges	-		-		2,818,786		3,725,567	
State	6		24		1,923,040		3,436,327	
Municipal	2		107		6,590		9,221	
	(36,938)	(2.6)	**70,263**	10.4	**6,004,101**	54.3	**8,365,215**	67.0
Third Parties								
Interest	6,733		85,135		1,602,095		1,385,637	
Restatement of provision for allocation of PIS and Cofins credits	-		-		-		1,011,370	
Leasing and rent	156		182		25,711		26,420	
Donations, subsidies and contributions	-		-		1,915		2,240	
	6,889	0.5	**85,317**	12.7	**1,629,721**	14.8	**2,425,667**	19.4
Shareholders								
Accumulated profits	606,976		504,595		596,671		493,237	
Own capital remuneration	913,840		-		913,840		-	
Non-controlling interests	-		-		6,114		(4,016)	
	1,520,816	108.2	**504,595**	74.9	**1,516,625**	13.8	**489,221**	3.9
Distributed added value from discontinued operations	**(141,029)**	(10.0)	**(13,865)**	(2.1)	**116,718**	1.1	**259,870**	2.1
	1,405,143	100.0	**673,792**	100.0	**11,047,211**	100.0	**12,481,248**	100.0

Notes are an integral part of this interim financial information

NOTES TO THE INTERIM FINANCIAL INFORMATION

As of September 30, 2023

All amounts expressed in thousands of Brazilian reais

1. Operations

Companhia Paranaense de Energia (Copel, Company), with its head office located at Rua José Izidoro Biazetto, 158, bloco A, Curitiba - State of Paraná, is a publicly-held company, whose shares are traded at Corporate Governance Level 2 of the Special Listing Segments of B3 S.A. - Brasil, Bolsa Balcão Stock Exchange and on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange, in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, which are regulated by the Brazilian Electricity Regulatory Agency (Aneel), linked to the Brazilian Ministry of Mines and Energy (MME), are to carry out research, study, plan, build and explore the production, transformation, transport, distribution and trading of energy, in any of its forms, mainly electricity. Furthermore, Copel participates in consortiums and in private sector for the purpose of engaging in activities, mainly in areas of energy.

Transformation into a company with dispersed capital and no controlling shareholder ("Corporation").

On November 24, 2022, Law 21,272 of the State of Paraná authorized the transformation of Copel into a company with dispersed capital and no controlling shareholder ("Corporation") through a secondary public offering of shares and/or Units issued by the Company and owned by Controller.

On July 10, 2023, the Extraordinary General Meeting - AGE approved the proposal to amend Copel's bylaws, with effect from the date of settlement of the public offering of shares. The main changes are described below:

• Authorization for the Board of Directors to approve the capital increase, among other possibilities, for the purpose of placement through sale on the stock exchange or public subscription of new common shares;

• Creation and issuance of Golden Share (special class preferred stock owned by the State of Paraná), subject to the closing of the offer and subsequent transformation into a Corporation, pursuant to art. 17, § 7, of the Brazilian Corporate Law and in accordance with State Law No. 21,272/2022;

• Creation of restriction providing that no shareholder or group of shareholders may cast votes corresponding to more than 10% of the total votes that could be cast by all outstanding shares in each matter submitted to shareholder;

• Inclusion of a statutory device to protect shareholding dispersion (poison pill), so that the shareholder or group of shareholders who, directly or indirectly, become holders of common shares that, together, exceed 25% of the voting capital of the Copel must make a public offer for the acquisition of all other common shares, for an amount at least 100% higher than the highest quotation of common shares in the last 504 trading sessions prior to the acquisition, updated by the Selic rate, while whoever exceeds 50% must offer by value at least 200% higher under the same criteria;

• Exclusion of provisions foreseen by the Brazilian State Company Law.

On July 26, 2023, Copel submitted to the Brazilian Securities and Exchange Commission ("CVM") the request for automatic registration of a public offering for primary and secondary distribution of, initially, 549,171,000 common shares issued by the Company, all nominative, book-entry and without par value, free and clear of any liens or encumbrances.

On August 11, 2023, the offer of shares was settled, with the price of R$8.25 per share, making the total amount of R$4,530,661 distributed as follows:

- (i) primary distribution of 229,886,000 shares issued by the Company, totaling R$1,896,560;
- (ii) secondary distribution of 319,285,000 shares sold by the State of Paraná, totaling R$2,634,101.

Pursuant to article 51 of CVM Resolution 160, the offer could be increased by a supplementary lot equivalent to up to 15% of the total shares initially offered under the same conditions and price. On September 11, 2023, the supplementary lot of 72,821,650 shares was liquidated, with 16,370,841 primary shares issued by Copel and 56,450,809 secondary shares sold by the State of Paraná, due to the partial execution of the supplementary lot.

Thus, the total public offering, consisting of a base offering plus supplementary lot, with a price of R$8.25 per share, totaled R$5,131,439 distributed as follows:

- (i) primary distribution of 246,256,841 shares issued by the Company, totaling R$2,031,619;
- (ii) secondary distribution of 375,735,809 shares sold by the State of Paraná, totaling R$3,099,820.

The offering was carried out in Brazil, in an unorganized over-the-counter market, aimed at the investing public in general, pursuant to CVM Resolution No. 160, with efforts to place the shares abroad.

In view of the above and in compliance with accounting standards, the Company recorded the transaction costs in the issuance of shares in a net equity reduction account in the amount of R$14,941, so that the increase in net share capital was recorded in the amount of R$2,016,678, according to Note 29.1.

The transformation of Copel into a “Corporation” will enable, under the terms of Law 9,074/95, the full renewal of the Concessions of the Governor Bento Munhoz da Rocha Netto Hydroelectric Plants - GBM (“Foz do Areia”), Governor Ney Aminthas de Barros Braga - GNB (“Segredo”) and Governor José Richa - GJR (“Salto Caxias”) for 30 years from the signing of the new concession contract. The payment of the respective granting bonuses, estimated at R$3,719,428 as per Interministerial Ordinance of the Brazilian Ministry of Mines and Energy and Ministry of Finance - MME/MF No. 01, dated March 30, 2023, will occur within 20 days after the signing of the contracts, updated by the Selic rate *pro rata die* on the value of the granting bonuses from January 1, 2024 until effective payment. The conclusion of this concession renewal process is currently awaiting the call by the Granting Authority to sign new contracts.

In addition, upon transformation into a “Corporation”, Copel is released from compliance with the obligations set forth in Law 13,303/16 and other obligations applicable to mixed capital company.

1.1 Copel’s equity interests

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4). Until September 30, 2023, there were no changes, acquisitions and disposals in relation to the equity interests as of December 31, 2022, except for the business combination described in Note 1.2.

According to Note 39, the divestment process of the subsidiaries Compagas and UEGA is underway.

1.1.1 Subsidiaries

Subsidiaries	Headquarters	Main activity	Interest	
			%	Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS)	Curitiba/PR	Distribution of electricity	100.0	Copel
Copel Serviços S.A. (Copel SER)	Curitiba/PR	Production of electricity	100.0	Copel
Copel Comercialização S.A. (Copel COM)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária S.A. (UEGA)	Curitiba/PR	Production of electricity from natural gas	20.3	Copel
			60.9	Copel GeT
São Bento Energia, Investimentos e Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from wind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from wind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Brownfield Investment Holding Ltda. (Brownfield)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Ventos de Serra do Mel B S.A. (Serra do Mel)	Serra do Mel/RN	Control and management of interests	68.84	Copel GeT
			31.16	Brownfield
Aventura Holding S.A. (Aventura)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
SRMN Holding S.A. (SRMN)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Uirapuru Transmissora de Energia S.A	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Bela Vista Geração de Energia S.A.	Curitiba/PR	Production of electricity	100.0	Copel GeT
F.D.A. Geração de Energia Elétrica S.A. (FDA)	Curitiba/PR	Production of electricity	100.0	Copel GeT
Jandaíra I Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra II Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra III Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra IV Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Eol Potiguar B61 SPE S.A. (a)	Serra do Mel/RN	Production of electricity from wind sources	100.0	Copel GeT
GE Olho D'Água S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Eol Potiguar B141 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B142 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B143 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Ventos de Vila Paraíba IV SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Central Eólica Aventura II S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica Aventura III S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica Aventura IV S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica Aventura V S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica SRMN I S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN II S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN III S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN IV S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN V S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN

(a) Wind farm with 99.99992% interest in Copel Get and 0.00008% in Brownfield.

1.1.2 Joint Ventures

Joint ventures	Headquarters	Main activity	Interest	
			%	Investor
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	49.0	Copel
Solar Paraná GD Participações S.A. (a)	Curitiba/PR	Interests in companies	49.0	Copel
Caiuá Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Paranaíba Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	24.5	Copel GeT
Mata de Santa Genebra Transmissão S.A.	Jundiaí/SP	Transmission of electricity	50.1	Copel GeT
Cantareira Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT

(a) Holding of 5 Special Purpose Entities (SPEs) operating in the distributed generation sector (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, and Bandeirantes Solar I and Bandeirantes Solar II, for which the maintenance or extinction of the SPEs is under study.

1.1.3 Associates

Associated companies	Headquarters	Main activity	Interest	
			%	Investor
Dona Francisca Energética S.A.	Agudo/RS	Production of electricity	23.03	Copel
Foz do Chopim Energética Ltda.	Curitiba/PR	Production of electricity	35.77	Copel GeT
Carbocampel S.A.	Figueira/PR	Coal exploration	49.0	Copel

1.1.4 Joint operations (consortiums)

The Company has interests in some joint operations. The two relevant consortiums, with amounts recorded in the Company's property, plant and equipment, are presented in Note 16.3.

1.2 Acquisition of Aventura and Santa Rosa & Mundo Novo wind complexes

On January 30, 2023, Copel GeT completed the acquisition of 100% of the shares of companies belonging to the Aventura and Santa Rosa & Mundo Novo Wind Complexes shown in the table below, with payment of R$1,004,484 to the seller, EDP Renováveis Brasil S.A. At the transaction closing date, the shares were transferred to Copel GeT, and the appointment and investiture of new managers of the Companies were approved.

Santa Rosa & Mundo Novo Wind Complex	Aventura Wind Complex
SRMN Holding S.A.	Aventura Holding S.A.
Central Eólica SRMN I S.A.	Central Eólica Aventura II S.A.
Central Eólica SRMN II S.A.	Central Eólica Aventura III S.A.
Central Eólica SRMN III S.A.	Central Eólica Aventura IV S.A.
Central Eólica SRMN IV S.A.	Central Eólica Aventura V S.A.
Central Eólica SRMN V S.A.	

The acquisition is in line with the sustainable growth strategy in renewable energy, expanding the generation matrix diversification in line with the Company's Strategic Planning and Investment Policy. The transaction includes the Locked box mechanism, in which all cash generated from January 1, 2022 to the closing date will remain in the cash of the acquired Companies.

Transaction closing was subject to the satisfaction of certain conditions precedent, which were fully complied with by January 30, 2023, including: obtaining approval from the Brazilian Antitrust Enforcement Agency (CADE), declarations and guarantees, compliance with covenants and obligations, third-party consent, absence of material adverse effect.

It is also important to highlight the need for unconditional and unrestricted consent from counterparties to change the control of the acquired Companies, including regarding credit limits for maintenance of financing agreements by the Companies, in accordance with National Monetary Council (CMN) Resolution No. 4995, of March 24, 2022, a condition that was only fulfilled in January 2023.

The complexes are located in the state of Rio Grande do Norte, the largest wind energy hub in the country, and have a 260.4 MW installed capacity, with 157.8 MWm of assured energy. The companies have long-term financing (maturities up to 2043) taken out from Banco do Nordeste - BNB, at IPCA rates + 2.19% p.a. (Aventura Complex) and IPCA + 1.98% p.a. (Santa Rosa & Mundo Novo Complex).

The seller is developing projects in the vicinity of the Aventura Complex wind farms which, during construction and/or operation, may potentially affect the volume of electricity generated by the wind farms (wake effect) in the future. The seller estimates that these undertakings may start up operations as of January 2027. If the wake effect materializes so that the acquired wind farms generate energy below what was agreed between the parties, the seller will have the obligation to indemnify Copel. Otherwise, if the energy generation is greater, Copel must indemnify the seller. The amount of this indemnification is limited to R$4,167 for both situations, monetarily restated.

The tables below show the book value and fair value of the net assets acquired measured on a preliminary basis:

Aventura Wind Complex	Book value	Fair value adjustment	Fair value at the acquisition date
Assets identified	**518,158**	**254,390**	**772,548**
Cash and cash equivalents	42,671	-	42,671
Trade accounts receivable	7,150	-	7,150
Recoverable taxes	3,823	-	3,823
Collaterals and escrow accounts	9,118	-	9,118
Other receivables	2,917	-	2,917
Property, plant and equipment	452,475	-	452,475
Intangible assets	4	254,390	254,394
Liabilities assumed	**330,102**	**92,435**	**422,537**
Suppliers	6,950	-	6,950
Loans and financing	317,928	-	317,928
Tax obligations	2,879	-	2,879
Other accounts payable	2,345	-	2,345
Contingent liabilities	-	9,003	9,003
Deferred income tax and social contribution	-	83,432	83,432
Net assets acquired	**188,056**	**161,955**	**350,011**

Santa Rosa & Mundo Novo Wind Complex	Book value	Fair value adjustment	Fair value at the acquisition date
Assets identified	**840,938**	**360,568**	**1,201,506**
Cash and cash equivalents	50,363	-	50,363
Trade accounts receivable	23,961	-	23,961
Recoverable taxes	5,747	-	5,747
Collaterals and escrow accounts	17,077	-	17,077
Other receivables	9,157	-	9,157
Property, plant and equipment	734,633	-	734,633
Intangible assets	-	360,568	360,568
Liabilities assumed	**625,811**	**125,665**	**751,476**
Suppliers	56,611	-	56,611
Loans and financing	557,810	-	557,810
Tax obligations	7,579		7,579
Other accounts payable	3,811	-	3,811
Contingent liabilities	-	4,654	4,654
Deferred income tax and social contribution	-	121,011	121,011
Net assets acquired	**215,127**	**234,903**	**450,030**

Contingent liabilities mainly refer to tax risks for which management believes that providing information regarding the timing of any cash outflows is impracticable, in view of the unpredictability and dynamics of the Brazilian legal, tax and regulatory systems. A final outcome depends on the conclusions of legal proceedings.

The authorization right and the deferred tax liability generated in the business combination were recorded in Copel GeT's investment. In the consolidated balance sheet these amounts will compose the balances of intangible assets and deferred income and social contribution taxes.

The table below shows the consideration transferred for assets acquired and technical goodwill calculated as a result of the recognized deferred tax liability in the business combination:

	Book value	Fair value adjustment	Fair value at the acquisition date
Total of net assets acquired	**403,183**	**396,858**	**800,041**
Technical goodwill			204,443
Consideration amount			**1,004,484**

The amount paid is supported by the discounted cash flow projections of the operations of the acquired wind complexes. Considering the cash acquired in the amount of R$93,034, the net effect on the Company's cash was R$911,450 as presented in the Statements of Cash Flows.

If this business combination had been effective on January 1, 2023, the consolidated net operating revenue would increase by R$13,143, totaling R$15,924,913, and the consolidated net income would decrease by R$1,824, totaling R$1,382,535.

COPEL
Companhia Paranaense de Energia

2. Concessions and Authorizations

2.1 Concession contracts or authorizations obtained by Copel

Concession agreement / authorization of the equity		Interest %	Maturity
Copel DIS	Contract 046/1999, extended by 5th addendum to the contract	100	07.07.2045
Elejor	Contract 125/2001 - HPP Fundão	70	06.11.2040
	Contract 125/2001 - HPP Santa Clara		05.10.2040
	Fundão I and SHP Santa Clara I		(a)
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	09.21.2037
UEG Araucária	Authorization 351/1999 - TPP Araucária (60.9% Copel GET)	20.3	12.23.2029
Compagas	Concession gas distribution contract	51	07.06.2054
Usina de Energia Eólica São João S.A. (b)	MME Ordinance 173 /2012 - WPP São João	49	03.26.2047
Usina de Energia Eólica Carnaúba S.A. (b)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.09.2047
Usina de Energia Eólica Reduto S.A. (b)	MME Ordinance 230 /2012 - WPP Reduto	49	04.16.2047
Usina de Energia Eólica Santo Cristo S.A. (b)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.18.2047

(a) Projects had the conversion of authorization into registration, according to Authorizing Resolutions No. 14,744/2023 and 14,745/2023.
(b) Subsidiaries of Voltalia São Miguel do Gostoso I Participações S.A.

Hydroelectric Power Plant - HPP
Small Hydroelectric Plant - SHP
Thermal Power Plant - TPP
Wind Power Plant - WPP

2.2 Concession contracts or authorizations obtained by Copel Get and its investees

Generation concessions		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP			
Concession Contract 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá) (Note 17.2)		51	06.28.2049
Concession Contract 001/2011 - HPP Colíder		100	01.30.2046
Authorization - Ordinance 133/2011 - SHP Cavernoso II		100	12.06.2050
Concession Contract 002/2012 - HPP Baixo Iguaçu		30	12.03.2049
Concession Contract 007/2013			
HPP Apucaraninha		100	01.27.2027
HPP Chaminé		100	08.02.2028
HPP Derivação do Rio Jordão		100	06.21.2032
HPP Cavernoso		100	06.23.2033
PUBLIC SERVICE CONCESSIONS			
Concession Contract 045/1999 (Note 34.2.6)			
TPP Figueira		100	03.26.2019
HPP São Jorge		100	07.24.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	09.25.2032
HPP Gov. José Richa (Salto Caxias)		100	03.20.2033
Concession Contract 001/2020			
UHE Guaricana		100	07.21.2028
Authorization - Resolution 278/1999 - WPP Palmas		100	09.29.2029
Dispatch 182/2002 - Hydroeletric Generating Plant - HGP Melissa, HGP Pitangui and HGP Salto do Vau (only register with ANEEL)		100	-
Concession Contract 003/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.03.2053
HPP Marumbi - Power generating plant registration: CGH. PH. PR. 001501-6.02		100	-
Authorization Aneel 5,373/2015 - HGP Chopim I (only register with ANEEL)		100	-
Concession agreement / authorization of the equity			
UEG Araucária	Authorization 351/1999 - TPP Araucária (20,3% - Copel)	60.9	12.23.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.25.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.31.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.31.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.27.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.08.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.09.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.09.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.28.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.20.2046
GE Olho D'Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	06.01.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.19.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste	100	05.11.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste	100	05.11.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada	100	01.05.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena	100	01.05.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar	100	05.11.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru	100	01.05.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia	100	01.05.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I	100	08.04.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II	100	08.04.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III	100	08.04.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I	100	08.04.2050
São Miguel II	Ordinance 351/2015 - WPP São Miguel II	100	08.04.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III	100	08.04.2050
Foz do Chopim (a)	Authorization 114/2000 - SHP Arturo Andreoli	35.77	07.07.2034
SHP Bela Vista	Resolution 913/2017 - transfer of title under Resolution 7,802/2019	100	01.02.2041
F.D.A. Electricity Generation (Note 34.2.6)	Generation Concession Contract 002/2020	100	12.21.2024
Jandaíra I Energias Renováveis	Ordinance 140/2020 - WPP Jandaíra I	100	04.02.2055
Jandaíra II Energias Renováveis	Ordinance 141/2020 - WPP Jandaíra II	100	04.02.2055
Jandaíra III Energias Renováveis	Ordinance 142/2020 - WPP Jandaíra III	100	04.02.2055
Jandaíra IV Energias Renováveis	Ordinance 139/2020 - WPP Jandaíra IV	100	04.02.2055
EOL Potiguar B 141 SPE S.A.	Ordinance 02/2019 - WPP Vila Maranhão I	100	01.11.2054
EOL Potiguar B 142 SPE S.A.	Ordinance 12/2019 - WPP Vila Maranhão II	100	01.14.2054
EOL Potiguar B 143 SPE S.A.	Ordinance 13/2019 - WPP Vila Maranhão III	100	01.14.2054
EOL Potiguar B 61 SPE S.A.	Ordinance 453/2019 - WPP Ventos de Vila Mato Grosso I	100	12.06.2054
Ventos de Vila Paraíba IV SPE S.A	Ordinance 10/2019 - WPP Vila Ceará I	100	01.14.2054
EOL Aventura II	Ordinance 209/2018 - Aventura II	100	06.05.2053
EOL Aventura III	Ordinance 220/2018 - Aventura III - REA n° 7.820/2019	100	06.11.2053
EOL Aventura IV	Ordinance 215/2018 - Aventura IV	100	06.05.2053
EOL Aventura V	Ordinance 213/2018 - Aventura V	100	06.05.2053
EOL SRMN I S.A.	Ordinance 196/2018 - Santa Rosa e Novo Mundo I	100	06.04.2053
EOL SRMN II S.A.	Ordinance 194/2018 - Santa Rosa e Novo Mundo II	100	06.04.2053
EOL SRMN III S.A.	Ordinance 197/2018 - Santa Rosa e Novo Mundo III	100	06.04.2053
EOL SRMN IV S.A.	Ordinance 188/2018 - Santa Rosa e Novo Mundo IV	100	06.01.2053
EOL SRMN V S.A.	Ordinance 189/2018 - Santa Rosa e Novo Mundo V - Resolution 7.783/2019	100	06.01.2053

(a) On October 10, 2023 it was granted, through Authorizing Resolution 14,896/2023, the request to restore the concession period for the exploration of the plant was granted by 986 days, extending the validity of the concession until July 7, 2034.

Transmission concessions		Interest %	Maturity	Next tariff review
Transmission lines and substations concession agreements				
Contract 060/2001 - Transmission facilities (sundry Transmission lines and Substations) - extended by the 3rd additive term		100	01.01.2043	2023 (b)
Contract 075/2001 - Transmission line 230 kV Bateias - Jaguariaíva		100	08.17.2031	(a)
Contract 006/2008 - Transmission line 230 kV Bateias - Pilarzinho		100	03.17.2038	2023 (c)
Contract 027/2009 - Transmission line 525 kV Foz do Iguaçu - Cascavel Oeste		100	11.19.2039	2025
Contract 010/2010 - Transmission line 500 kV Araraquara II - Taubaté		100	10.06.2040	2026
Contract 015/2010 - Substation Cerquilho III 230/138 kV		100	10.06.2040	2026
Contract 022/2012 - Transmission line 230 kV Londrina - Figueira and Transmission line 230 kV Foz do Chopim - Salto Osório		100	08.27.2042	2023 (c)
Contract 002/2013 - Transmission line 230 kV Assis - Paraguaçu Paulista II e Substation Paraguaçu Paulista II 230 kV		100	02.25.2043	2023 (c)
Contract 005/2014 - Transmission line 230 kV Bateias - Curitiba Norte e Substation Curitiba Norte 230/138 kV		100	01.29.2044	2024
Contract 021/2014 - Transmission line 230 kV Foz do Chopim - Realeza e Substation Realeza 230/138 kV		100	09.05.2044	2025
Contract 022/2014 - Transmission line 500 kV Assis - Londrina		100	09.05.2044	2025
Contract 006/2016 - Transmission line 525 kV Curitiba Leste - Blumenau		100	04.07.2046	2026
Transmission line 230 kV Baixo Iguaçu - Realeza				
Transmission line 230 kV Curitiba Centro - Uberaba				
Substation Medianeira 230/138 kV				
Substation Curitiba Centro 230/138 kV				
Substation Andirá Leste 230/138 kV				
Concession agreement / authorization of the equity				
Costa Oeste Transmissora	Contract 001/2012:	100	01.12.2042	2027
	Transmission line 230 kV Cascavel Oeste - Umuarama			
	Substation Umuarama 230/138 kV			
Caiuá Transmissora	Contract 007/2012:	49	05.10.2042	2027
	Transmission line 230 kV Umuarama - Guaíra			
	Transmission line 230 kV Cascavel Oeste - Cascavel Norte			
	Substation Santa Quitéria 230/138/13,8 kV			
	Substation Cascavel Norte 230/138/13,8 kV			
Marumbi Transmissora	Contract 008/2012:	100	05.10.2042	2027
	Transmission line 525 kV Curitiba - Curitiba Leste			
	Substation Curitiba Leste 525/230 kV			
Integração Maranhense	Contract 011/2012: Transmission line 500 Kv Açailândia - Miranda II	49	05.10.2042	2027
Matrinchã Transmissora	Contract 012/2012:	49	05.10.2042	2027
	Transmission line 500 kV Paranaíta - Cláudia			
	Transmission line 500 kV Cláudia - Paranatinga			
	Transmission line 500 kV Paranatinga - Ribeirãozinho			
	Substation Paranaíta 500 kV			
	Substation Cláudia 500 kV			
	Substation Paranatinga 500 kV			
Guaraciaba Transmissora	Contract 013/2012:	49	05.10.2042	2027
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte			
	Transmission line 500 kV Rio Verde Norte - Marimbondo II			
	Substation Marimbondo II 500 kV			
Paranaíba Transmissora	Contract 007/2013:	24.5	05.02.2043	2023 (c)
	Transmission line 500 kV Barreiras II - Rio das Éguas			
	Transmission line 500 kV Rio das Éguas - Luziânia			
	Transmission line 500 kV Luziânia - Pirapora 2			
Mata de Santa Genebra	Contract 001/2014:	50.1	05.14.2044	2024
	Transmission line 500 kV Itatiba - Bateias			
	Transmission line 500 kV Araraquara 2 - Itatiba			
	Transmission line 500 kV Araraquara 2 - Fernão Dias			
	Substation Santa Bárbara D´Oeste 440 kV			
	Substation Itatiba 500 kV			
	Substation Fernão Dias 500/440 kV			
Cantareira Transmissora	Contract 019/2014: Transmission line Estreito - Fernão Dias	49	09.05.2044	2025
Uirapuru Transmissora	Contract 002/2005: Transmission line 525 kV Ivaiporã - Londrina	100	03.04.2035	(a)

(a) Do not undergo tariff review and RAP reduces to 50% in the 16th year.

(b) Review postponed to 2024 (but referring to 2023), under the terms of Order No. 402/2023.

(c) Homologatory Resolution 3,205/2023 repositioned the RAP of the transmission companies. However, the effects were disregarded in Homologatory Resolution 3,216/2023 for the 2023/2024 RAP cycle. The company filed an administrative appeal with Aneel asking for the tariff repositioning to be taken into account.
tariff repositioning.

3. Basis of Preparation

These individual and consolidated interim financial information have been prepared in accordance with standard CPC 21 - *Demonstração Intermediária*, issued by the Brazilian Accounting Pronouncements Committee (CPC), and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, and presented following the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Management declares that all relevant information from the individual and consolidated interim financial information, and only them, is being evidenced and corresponds to that used in management.

The issuance of these individual and consolidated interim financial statements was authorized by the Board of Directors on November 8, 2023.

3.1 Functional and presentation currency

The individual and the consolidated interim financial information are presented in Brazilian Reais, which is the functional and presentation currency of the Company. Balances herein have been rounded to the nearest thousand, unless otherwise indicated.

3.2 Basis of measurement

The individual and the consolidated interim financial information were prepared based on the historical cost, except for certain financial instruments and investments measured at fair value, as described in the respective accounting policies and notes.

3.3 Use of estimates and judgments

In the preparation of these individual and consolidated interim financial information, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of the Company and its subsidiaries. Actual results may differ from those estimates, which are revised on an ongoing basis. Revisions to estimates are recognized prospectively.

The information about the use of estimates and judgments regarding the application of accounting policies adopted that have effect on the amounts recognized in these interim financial statements is the same as that disclosed in Note 3.3 to the financial statements as of December 31, 2022.

3.4 Management's judgment ongoing concern

Management has concluded that there are no material uncertainties that cast doubt on the Company's ability to continue as a going concern. No events or conditions were identified that, individually or collectively, may raise significant doubts on its ability to continue as a going concern.

The main bases of judgment used for such conclusion are: (i) main activities resulting from long-term concessions; (ii) robust equity; (iii) strong operating cash generation, including financial capacity to settle commitments entered into with financial institutions; (iv) historical profitability; and (v) fulfillment of the objectives and targets outlined in the Company's Strategic Planning, which is approved by Management, monitored and reviewed periodically, seeking the continuity of its activities.

3.5 Restatement of comparative balances

Due to the presentation of the discontinued operation balances resulting from the divestment process of the subsidiaries Compagas and UEGA, described in Note 39, the balances of the Statements of Income, Cash Flows and Value Added are being restated, for comparability purposes, as per the following tables:

09.30.2022	Parent company			Consolidated		
	As previously steted	Adjustments	Restated	As previously steted	Adjustments	Restated
STATEMENTS OF INCOME						
NET OPERATING REVENUE	-	-	-	**16,301,037**	**(1,030,476)**	**15,270,561**
Operating costs	-	-	-	(12,511,814)	924,885	(11,586,929)
GROSS PROFIT	-	-	-	**3,789,223**	**(105,591)**	**3,683,632**
Selling expenses	-	-	-	(155,038)	8,201	(146,837)
General and administrative expenses	(83,743)	-	(83,743)	(597,372)	43,800	(553,572)
Other operational income (expenses)	(5,659)	-	(5,659)	(1,016,189)	3,877	(1,012,312)
Equity in earnings of investees	681,243	13,865	695,108	330,115	-	330,115
Profit before financial results and taxes	**591,841**	**13,865**	**605,706**	**2,350,739**	**(49,713)**	**2,301,026**
Financial results	(60,399)	-	(60,399)	(1,696,072)	(30,066)	(1,726,138)
Operating profit	**531,442**	**13,865**	**545,307**	**654,667**	**(79,779)**	**574,888**
Income tax and social contribution	(40,712)	-	(40,712)	(128,856)	43,189	(85,667)
Net income for the period - continuing operations	**490,730**	**13,865**	**504,595**	**525,811**	**(36,590)**	**489,221**
Result of discontinued operations	-	(13,865)	(13,865)	-	36,590	36,590
Net income	**490,730**	-	**490,730**	**525,811**	-	**525,811**
Attributed to controlling shareholders	-	-	-	490,730	-	490,730
Attributed to non-controlling interest	-	-	-	35,081	-	35,081
STATEMENTS OF COMPREHENSIVE INCOME	-	-	-	-	-	-
Total comprehensive income, net of taxes	-	-	-	-	-	-
Total comprehensive income	**490,730**	-	**490,730**	**525,811**	-	**525,811**
Attributed to controlling shareholders	-	-	-	490,730	-	490,730
Attributed to non-controlling interest	-	-	-	35,081	-	35,081
STATEMENTS OF CASH FLOWS	-	-	-	-	-	-
Cash flow from opertional activities	**2,433,969**	-	**2,433,969**	**3,219,426**	-	**3,219,426**
Net income	490,730	13,865	504,595	525,811	(36,590)	489,221
Profit adjustments	(558,341)	(13,865)	(572,206)	2,117,395	(98,050)	2,019,345
Changes in assets and liabilities	2,605,919	-	2,605,919	1,752,853	(26,994)	1,725,859
Taxes and charges paid	(104,339)	-	(104,339)	(1,176,633)	33,593	(1,143,040)
Equity in earnings of investees	-	-	-	-	128,041	128,041
Cash flow from investment activities	**(38,698)**	-	**(38,698)**	**(1,841,124)**	-	**(1,841,124)**
Property, plant and equipment and intangible assets	(2,555)	-	(2,555)	(1,956,157)	156,687	(1,799,470)
Other activities	(36,143)	-	(36,143)	115,033	(22,981)	92,052
Discontinued operations	-	-	-	-	(133,706)	(133,706)
Cash flow from financing activities	**(2,898,554)**	-	**(2,898,554)**	**(521,817)**	-	**(521,817)**
Issue of Debentures	(1,274,899)	-	(1,274,899)	1,144,491	-	1,144,491
Loan and lease payments	(274)	-	(274)	(42,927)	2,180	(40,747)
Other activities	(1,623,381)	-	(1,623,381)	(1,623,381)	-	(1,623,381)
Discontinued operations	-	-	-	-	(2,180)	(2,180)
Total effects on cash and cash equivalents	**(503,283)**	-	**(503,283)**	**856,485**	-	**856,485**
STATEMENTS OF ADDED VALUE	-	-	-	-	-	-
Added value to distribute	**673,792**	-	**673,792**	**12,481,248**	-	**12,481,248**
Income	7,186	-	7,186	24,610,072	(1,342,350)	23,267,722
(-) Supplies acquired from third parties	(62,538)	-	(62,538)	(12,545,422)	1,089,366	(11,456,056)
(-) Depreciation and amortization	(1,872)	-	(1,872)	(964,379)	49,497	(914,882)
(+) Transferred added value	731,016	13,865	744,881	1,380,977	(56,383)	1,324,594
Discontinued operations	-	(13,865)	(13,865)	-	259,870	259,870
Distribution of added value	**673,792**	-	**673,792**	**12,481,248**	-	**12,481,248**
Personnel	27,482	-	27,482	977,865	(36,590)	941,275
Government	70,263	-	70,263	8,518,332	(153,117)	8,365,215
Third Parties	85,317	-	85,317	2,459,240	(33,573)	2,425,667
Shareholders	490,730	13,865	504,595	525,811	(36,590)	489,221
Discontinued operations	-	(13,865)	(13,865)	-	259,870	259,870

07.01.2022 to 09.30.2022	Parent company As previously steted	Adjustments	Restated	Consolidated As previously steted	Adjustments	Restated
STATEMENTS OF INCOME						
NET OPERATING REVENUE	-	-	-	**5,454,722**	**(346,280)**	**5,108,442**
Operating costs	-	-	-	(4,374,017)	326,817	(4,047,200)
GROSS PROFIT	-	-	-	**1,080,705**	**(19,463)**	**1,061,242**
Selling expenses	-	-	-	(41,505)	2,686	(38,819)
General and administrative expenses	(31,542)	-	(31,542)	(218,632)	16,074	(202,558)
Other operational income (expenses)	6,480	-	6,480	(37,128)	424	(36,704)
Equity in earnings of investees	424,182	18,898	443,080	8,909	-	8,909
Profit before financial results and taxes	**399,120**	**18,898**	**418,018**	**792,349**	**(279)**	**792,070**
Financial results	(6,547)	-	(6,547)	(204,046)	(12,439)	(216,485)
Operating profit	**392,573**	**18,898**	**411,471**	**588,303**	**(12,718)**	**575,585**
INCOME TAX AND SOCIAL CONTRIBUTION	(29,661)	-	(29,661)	(209,912)	14,908	(195,004)
Net income	**362,912**	**18,898**	**381,810**	**378,391**	**2,190**	**380,581**
DISCONTINUED OPERATIONS	-	(18,898)	(18,898)	-	(2,190)	(2,190)
Net income	**362,912**	-	**362,912**	**378,391**	-	**378,391**
Attributed to controlling shareholders	-	-	-	362,912	-	362,912
Attributed to non-controlling interest	-	-	-	15,479	-	15,479
STATEMENTS OF COMPREHENSIVE INCOME	-	-	-	-	-	-
Total comprehensive income, net of taxes	-	-	-	-	-	-
Total comprehensive income	**362,912**	-	**362,912**	**378,391**	-	**378,391**
Attributed to controlling shareholders	-	-	-	362,912	-	362,912
Attributed to non-controlling interest	-	-	-	15,479	-	15,479

4. Significant Accounting Policies

The Company's accounting policies are consistent with those presented in the financial statements as of December 31, 2022. Additionally, in view of the divestment process detailed in Note 39, we describe below the accounting policy related to the classification of assets and liabilities held for sale and discontinued operation.

Assets and liabilities are classified as held for sale when their carrying value is recoverable through sale. The reclassification of the asset should only be carried out when the sale is highly probable, which means that it must be available for immediate sale under current conditions and there must be a commitment from senior management to the divestment, expected to be completed within 12 months from the date of reclassification. Assets held for sale and associated liabilities are measured at the lower of the book value and the net fair value of selling expenses. If the asset represents an important separate line of business, said transaction is considered a discontinued operation, and its results and cash flows are presented segregated.

4.1 Standards applicable to the Company effective January 1, 2023

The following changes, with no significant impact on the Company's financial statements, are effective as of January 1, 2023:

(i) CPC 26 / IAS 1 and IFRS practical expedient 2: classification of liabilities as current or non-current and change in accounting policy disclosures;

(ii) CPC 50 / IFRS 17: new standards for insurance contracts, replacing CPC 11 /IFRS 4;

(iii) CPC 23 / IAS 8: updating of accounting estimates definitions;

(iv) CPC 32 / IAS 12: amendment to the treatment of deferred tax related to assets and liabilities arising from a single transaction.

5. Cash and Cash Equivalents

	Parent Company		Consolidated	
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Cash and bank accounts	54	173	185,960	222,641
Financial investments with immediate liquidity	2,203,777	199,704	5,371,831	2,455,816
	2,203,831	**199,877**	**5,557,791**	**2,678,457**

These comprise cash on hand, deposits with banks and short-term highly liquid investments, which can be redeemed in cash within 90 days from the investment date. These short-term investments are recorded at cost, plus earnings net of income tax accrued until the closing date of the period and with insignificant risk of change in value.

Financial investments of the Company and its subsidiaries refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments, depending on the incidence of IOF and the liquidity period negotiated at the time of contracting, have post-fixed interest rates between 92.0% and 104.0% of Interbank Deposit Certificate ("CDI").

6. Bonds and Securities

The Company and its subsidiaries hold securities that yield variable interest rates. The term of these securities ranges from 3 to 57 months from the end of the period, however, most of the balance is recorded in noncurrent assets as they refer to funds tied to the financial guarantee of long-term contracts.

		Parent Company		Consolidated	
Category	**Index**	**09.30.2023**	**12.31.2022**	**09.30.2023**	**12.31.2022**
Units in Funds (a)	CDI	96	93	470,325	353,454
Bank Deposit Certificates - CDB	96% to 101% of CDI	-	-	84,243	77,602
		96	**93**	**554,568**	**431,056**
	Current	**96**	**93**	**96**	**93**
	Noncurrent	**-**	**-**	**554,472**	**430,963**

Interbank Deposit Certificate - CDI

(a) These are mostly reserve accounts intended for the fulfillment of contracts with the BNDES.

7. Trade Accounts Receivable

Consolidated	Balances falling due	Overdue up to 90 days	Overdue for more than 90 days	Total 09.30.2023	Total 12.31.2022
Electricity sales to final customers and Charges for use of the system - Copel DIS (a)	2,336,142	323,233	158,621	2,817,996	2,513,664
Electricity sales to final customers	209,812	3,418	6,016	219,246	208,631
Other consumers receivables	110,468	57,279	32,843	200,590	111,436
Energy supply - Concessionaires, permission holder and trading companies	477,806	4,277	8,147	490,230	483,218
CCEE (7.1)	53,540	-	119,665	173,205	196,627
Charges for use of the transmission system	75,328	3,702	7,961	86,991	71,466
Gas distribution	-	-	-	-	138,770
(-) Expected credit losses (7.2)	(16,394)	(15,951)	(221,597)	(253,942)	(271,943)
	3,246,702	**375,958**	**111,656**	**3,734,316**	**3,451,869**
Current				**3,619,568**	**3,342,050**
Noncurrent				**114,748**	**109,819**

(a) Includes the balance of debt installments at present value, considering the amount to be discounted, the realization dates, the settlement dates and the discount rate of 1.23% p.m. (1.10% p.m. on December 31, 2022).

7.1 Electricity Trading Chamber - CCEE

Balance receivable deriving from the positive position in the monthly settlement of the spot market centralized by CCEE. Amounts are received in the second month following the recognition of revenue or offset against future settlements when the result is negative for the subsidiary.

Of the total presented, R$119,665 refer to the controversial portion resulting from the effects of the injunction for exclusion of responsibility of HPP Colíder. As a result of unforeseeable circumstances and force majeure, the power plant had its commercial start-up delayed, which was initially scheduled for January 2015. The Company is contesting in court, filing a request for exclusion of liability so that the mandatory supply of energy contracted by the plant, in the period in delay, could be postponed. Expected credit losses were recorded in the same amount as the receivable balance, as presented in Note 7.2.

Copel GeT filed a lawsuit in 2018 against Aneel with the aim of challenging the resolutions that rejected the request to recognize the exclusion of liability for the displacement of the implementation schedule of the Colíder HPP contained in Concession Contract No. 01/2011-MME-UHE Colíder, of which it is the holder, while also maintaining the supply schedule in the Power Trading Contracts in the Regulated Environment (CCEAR). A provisional injunction in favor of the Company was granted by the Federal Regional Court of the 1st Region ("TRF1") to suspend the sanctioning and contractual effects of the disputed resolutions. In May 2023, a ruling was issued by the competent Federal Court, partially recognized the requests.. Copel GeT filed an appeal with the TRF1 defending the extension of the recognition of the exclusions for the entire period and renewed the request for appellate relief to maintain the suspension of the effects of Aneel's deliberations, until the judgment of the appeal, which was again granted in August 2023 by the Reporting Judge. The appeal is awaiting processing and judgment.

The contracted energy of the plant is 125 MW average. For overdue periods the contract was fulfilled and, due to the fact it is awaiting a decision on the merits of the lawsuit, the Company recognized the revenue limited to the financial covenants of the agreement and the regulatory rules, as well as the cost of energy to cover the contractual guarantee.

7.2 Expected credit losses

Consolidated	Balance as of January 1, 2023	Additions / (Reversals)	Write offs (a)	Reclassi-fication (b)	Balance as of September 30, 2023
Electricity sales to final customers and Charges for use of the system - Copel DIS	119,538	41,016	(54,307)	-	106,247
Electricity sales to final customers and other consumers receivables	12,532	2,557	-	-	15,089
Energy supply - Concessionaires, permission holder and trading companies	9,827	3,477	(363)	-	12,941
CCEE (7.1)	119,665	-	-	-	119,665
Gas distribution	10,381	772	(255)	(10,898)	-
	271,943	**47,822**	**(54,925)**	**(10,898)**	**253,942**

(a) Net losses from recovered invoice balances.
(b) Reclassification to Assets classified as held for sale (Note 39).

8. Net Sectorial Financial Assets and Liabilities

The Sectorial Financial Assets and Liabilities comprise the differences calculated between the balances considered in the tariff coverage to cover energy costs, charges and other financial components, and the actual costs incurred, resulting in a balance to be received by the distributor or to be refunded to consumers. The current balance consists of amounts approved by Aneel in the last tariff adjustment and amounts that will be ratified in the next tariff events.

Consolidated	Balance as of	Operating revenues		Financial results	Tariff	Statement of Financial Position	Balance as of
	January 1, 2023	Constitution	Amortization	Updating	flags	Constitution	September 30, 2023
Portion A							
Electricity purchased for resale - Itaipu	819,649	(48,730)	(627,941)	55,037	-	-	198,015
Electricity purchased for resale - CVA Energ	(582,059)	(308,634)	422,331	(72,076)	112	-	(540,326)
Transport of energy using the transmission system - basic grid	253,766	405,556	(124,518)	37,179	-	-	571,983
Transport of energy purchased from Itaipu	10,706	34,499	(3,327)	2,100	-	-	43,978
ESS	227,329	226,147	(301,099)	20,870	(42,146)	-	131,101
CDE	200,493	(54,490)	(150,272)	5,231	-	-	962
Proinfa	42,078	(32,749)	(30,605)	(1,052)	-	-	(22,328)
Other financial components							
Refunds of Pis and Cofins	(765,573)	-	1,159,683	-	-	(1,462,673)	(1,068,563)
Neutrality	98,598	37,707	(62,363)	2,496	-	-	76,438
Offset of bilateral contracts under CCEAR	(186)	-	186	-	-	-	-
Hydrological risk	(524,806)	(309,826)	410,110	(16,252)	-	-	(440,774)
Tariff refunds	(175,460)	(54,145)	70,822	(8,058)	-	-	(166,841)
Overcontracting	436,324	276,260	(47,154)	37,903	(297)	-	703,036
Itaipu Bonus	4,943	(68)	(37,027)	(1,076)	-	29,492	(3,736)
Water shortage account	(71,188)	-	71,188	-	-	-	-
CDE Eletrobras	(184,100)	155,368	12,752	(7,715)	-	(39,196)	(62,891)
Other	107,629	(8,916)	(111,369)	(2,606)	-	-	(15,262)
	(101,857)	**317,979**	**651,397**	**51,981**	**(42,331)**	**(1,472,377)**	**(595,208)**
Current assets	**190,699**						**38,924**
Noncurrent assets	**190,699**						**116,773**
Current liabilities	**(433,914)**						**(723,786)**
Noncurrent liabilities	**(49,341)**						**(27,119)**

9. Accounts Receivables - Concessions

Consolidated	09.30.2023	12.31.2022
Power distribution service concession (9.1)	1,786,668	1,442,819
Bonus from the grant of concession agreements under the quota system (9.2)	788,738	766,832
Generation concession agreements (9.3)	71,227	68,642
	2,646,633	**2,278,293**
Current	**9,232**	**8,603**
Noncurrent	**2,637,401**	**2,269,690**

9.1 Power distribution service concession

Balance as of January 1, 2023	**1,442,819**
Transfers from contract assets (Note 10.1)	303,424
Transfers to other receivables (assets held for disposal)	(1,287)
Fair value recognition	41,898
Loss on disposal	(186)
Balance as of September 30, 2023	**1,786,668**

Balance corresponding to the estimated portion of investments made in the public service infrastructure whose useful life exceeds the concession period and which, according to the contractual provision, will be indemnified by the Granting Authority at the end of the concession.

9.2 Bonus from the grant of concession contracts under the quota system

Balance as of January 1, 2023	**766,832**
Transfers to electricity grid use charges - customers	(66,004)
Interest (Note 30.1)	87,910
Balance as of September 30, 2023	**788,738**

On January 5, 2016, Copel GeT entered into a 30-year concession agreement of HPP GPS, in accordance with Law No. 12,783/2013, with payment of the Bonus from the Grant - BO to the Granting Authority, amounting to R$574,827, as per Aneel Invitation to Bid 12/2015.

The amount of the bonus for the grant was recognized as a financial asset due to the unconditional right of Copel GeT to receive the amount paid with inflation adjustment based on IPCA and interest during the concession period.

9.3 Power generation concession contracts

Balance as of January 1, 2023	**68,642**
Fair value adjustment	2,585
Balance as of September 30, 2023	**71,227**

Residual balance of the electricity generation assets of HPP GPS and HPP Mourão I. Copel GeT depreciated the plants until 2015, the expiration date of the concessions, and the remaining balance was reclassified to accounts receivable related to the concession and subsequently measured at the best estimate of fair value.

In 2015, Copel GeT expressed to Aneel its interest in receiving the indemnifiable amount, with proof of the realization of the respective investments, and in 2022, it filed the updated indemnifiable amount evaluation report (Note 34.2.1 - e).

10. Contract assets

Consolidated		09.30.2023	12.31.2022
Power distribution service concession (10.1)		2,305,994	2,332,171
Piped gas distribution service concession (10.2)		-	30,032
Power transmission concession (10.3)		5,413,130	5,310,476
		7,719,124	**7,672,679**
	Current	**296,100**	**220,660**
	Noncurrent	**7,423,024**	**7,452,019**

10.1 Power distribution service concession contract

Consolidated	Assets	Special liabilities	Total
Balance as of January 1, 2023	**2,405,124**	**(72,953)**	**2,332,171**
Acquisitions	1,714,524	-	1,714,524
Customers contributions	-	(290,026)	(290,026)
Transfers to intangible assets (Note 17.1)	(1,335,472)	208,958	(1,126,514)
Transfers to accounts receivable - concessions (Note 9.1)	(345,199)	41,775	(303,424)
Other transfers	(12,391)	-	(12,391)
Loss on disposal	(8,346)	-	(8,346)
Balance as of September 30, 2023	**2,418,240**	**(112,246)**	**2,305,994**

Balance composed of works in progress mainly related to the construction and expansion of substations, distribution lines and networks and measuring equipment, measured at historical cost, net of special liabilities. As these works are concluded, the amounts are transferred to Accounts receivable related to the concessions and Intangible assets, according to the form of remuneration. During the construction phase, loans, financing and debentures costs are capitalized. In the first 9 months of 2023 these costs totaled R$14,187, at an average rate of 0.24% p.a. (R$13,288, at an average rate of 0.26% p.a., in the same period of 2022).

10.2 Piped gas distribution service concession contract

Balance as of January 1, 2023	**30,032**
Acquisitions	14,095
Transfers to intangible assets (Note 17.3)	(7,801)
Reclassification (a)	(36,326)
Balance as of September 30, 2023	**-**

(a) Reclassification to Assets classified as held for sale (Note 39).

10.3 Transmission service concession contract

	Concession assets	RBSE assets	Total
Balance as of January 1, 2023	**3,894,276**	**1,416,200**	**5,310,476**
Realization of gains/losses in business combinations	542	-	542
Transfers to electricity grid use charges - customers	(317,916)	(207,029)	(524,945)
Transfers to property, plant and equipment	(2,618)	-	(2,618)
Transfers from litigations	(482)	-	(482)
Remuneration	394,944	155,045	549,989
Construction revenue	68,535	-	68,535
Construction income	1,136	-	1,136
Gain from efficiency (10.3.1)	10,497	-	10,497
Balance as of September 30, 2023	**4,048,914**	**1,364,216**	**5,413,130**

In June 2022, Technical Note No. 85/2022-SGT/Aneel was issued, which dealt with the analysis of the requests for reconsideration on the payment of the financial component and reprofiling of the RBSE Assets, with a monocratic decision (Order No. 1,762/2022) deliberated by a director of Aneel on the subject. This decision was suspended by the collegiate, according to Order No. 1,844/2022, and the terms of that Technical Note are under discussion by the advisors of the Aneel Board of Directors, together with the Superintendence of Tariff Management and Economic Regulation, about the assumptions, methodologies and calculations considered for the formation of this tariff component. More recently, on April 27, 2023, Technical Note No. 85/2023-SGT/Aneel was issued, which presented a technical analysis of the statements about the calculations presented in Technical Note No. 085/2022-SGT/Aneel. Considering that this matter has not yet been deliberated by Aneel Board of Directors, the values approved by Aneel Resolution No. 2,847 of April 22, 2021 are still in effect and appropriate.

10.3.1 Gain (loss) due to efficiency or inefficiency in the implementation and operation of transmission infrastructure

In the construction and operation of the transmission infrastructure, possible positive or negative impacts are expected due to delays and additional costs due to environmental issues, variation in costs, mainly with cables and structures when indexed to foreign currency, additional easement costs and land negotiations, potential earthworks for unforeseen events, early maturity of commercial transactions and RAP revision/readjustment according to the regulatory standards and contractual provisions. Changes in the original project that affect its profitability are recognized directly in the statement of income when incurred, except for the part of RAP related to the operation and maintenance performance of the assets that is recognized as the services are performed. In June 2023, Aneel ratified the tariff review of Copel GeT Concession contracts No. 006/2008 - Bateias/Pilarzinho, No. 022/2012 - Londrina/Figueira and No. 002/2013 - Assis/Paraguaçu Paulista II, with positive repositioning in nominal terms of 11.15%, 4.15% and 7.84%, respectively, generating a gain of R$4,014.

10.3.2 Assumptions adopted for the calculation of contract assets

	09.30.2023			12.31.2022		
	Concession assets	RBSE assets		Concession assets	RBSE assets	
		Financial	Economic		Financial	Economic
Construction margin	1.65%	N/A	N/A	1.65%	N/A	N/A
Operating and maintenance margin	1.65%	N/A	N/A	1.65%	N/A	N/A
Remuneration rate (a)	9.59% p.a.	8.11% p.a.	11.10% p.a.	9.58% p.a.	8.11% p.a.	11.10% p.a.
Contract correction index	IPCA (b)	IPCA	IPCA	IPCA (b)	IPCA	IPCA
Annual RAP, according to Ratifying Resolution	566,581	201,158	157,525	523,713	91,276	151,560

(a) Average rate of contracts

(b) Contract 075/2001 - LT 230 kV Bateias - Jaguariaíva, from Copel GET, and contract 002/2005 - LT 525 kV Ivaiporã - Londrina, from Uirapuru, are adjusted by the IGPM.

11. Other Receivables

	Parent Company		Consolidated	
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Fair value in the purchase and sale of power (Note 34.2.10)	-	-	1,314,842	1,081,758
Services in progress (a)	-	-	331,172	369,916
CDE Transfer (11.1)	-	-	133,981	83,649
Reimbursement of coal consumption values by CDE	-	-	55,251	58,367
Disposals and decommissioning in progress	7	7	55,330	39,768
Advance payments to employees	741	536	28,808	20,768
Contractual advances to suppliers	-	-	21,766	12,709
Bonus for voluntary consumption reduction	-	-	2,917	2,917
Employees transferred compensation to be recovered	305	305	979	1,261
Other receivables	1,267	147	109,750	157,719
	2,320	**995**	**2,054,796**	**1,828,832**
Current	**2,301**	**977**	**971,681**	**897,380**
Noncurrent	**19**	**18**	**1,083,115**	**931,452**

(a) Refers, most of which, to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose.

11.1 CDE Transfer

Values of the Energy Development Account - CDE to cover tariff discounts on tariffs, defined in Law No. 10,438/2002 and Decree No. 7,891/2013. The values are stipulated in the Annual Tariff Adjustment/Revision and correspond to the period from June of the current year to May of the next year. Monthly, the Company estimates the differences to be compensated in the next tariff adjustment.

12. Taxes

12.1 Deferred income tax and social contribution

Parent Company	Balance as of January 1, 2023	Recognized in income	Balance as of September 30, 2023
Noncurrent assets			
Provisions for legal claims	273,514	1,572	275,086
Expected credit losses	49,443	-	49,443
Tax losses and negative tax basis	16,271	108,300	124,571
Post-employment benefits	9,125	(133)	8,992
Amortization - concession	5,232	286	5,518
Lease liability	1,635	729	2,364
Voluntary retirement program	546	5,659	6,205
Others	8,393	1,355	9,748
	364,159	**117,768**	**481,927**
(-) Noncurrent liabilities			
Escrow deposits monetary variation	23,867	2,031	25,898
Right-of-use asset	1,556	688	2,244
Financial instruments	4,859	1,577	6,436
	30,282	**4,296**	**34,578**
Net	**333,877**	**113,472**	**447,349**

Consolidated	Balance as of January 1, 2023	Recognized in income	Business combination effects (Note 1.2)	Reclassi-fication (a)	Recognized comprehensive income	Balance as of September 30, 2023
Noncurrent assets						
Provision for allocation of PIS and Cofins credits	629,427	20,073	-	-	-	649,500
Provisions for legal claims	635,048	(4,365)	4,643	(5,497)	-	629,829
Post-employment benefits	363,297	11,110	-	(3,160)	-	371,247
Impairment of assets	295,789	(28,492)	-	(9,126)	-	258,171
Tax losses and negative tax basis	195,062	54,874	-	(36,271)	-	213,665
Research and development and energy efficiency programs	127,083	(19,687)	-	-	-	107,396
Taxes with suspended liability	82,181	5,914	-	-	-	88,095
Expected credit losses	139,737	(2,743)	-	(632)	-	136,362
Lease liability	74,783	324	-	-	-	75,107
Amortization - concession	57,649	3,915	-	-	-	61,564
Provisions for performance and profit sharing	14,914	26,102	-	-	-	41,016
Concession contracts	18,702	(802)	-	-	-	17,900
Voluntary retirement program	479	207,330	-	-	-	207,809
Others	123,861	466	-	-	-	124,327
	2,758,012	274,019	4,643	(54,686)	-	2,981,988
(-) Noncurrent liabilities						
Concession contracts	1,848,548	29,885	209,086	(38,064)	-	2,049,455
Deemed cost of property, plant and equipment	307,687	(12,699)	-	-	-	294,988
Accelerated depreciation	128,156	19,374	-	-	-	147,530
Derivative financial instruments	116,638	(2,158)	-	-	-	114,480
Escrow deposits monetary variation	72,827	9,800	-	-	-	82,627
Right-of-use asset	71,877	(777)	-	-	-	71,100
Transaction cost on loans and financing and debentures	30,316	14,836	-	-	-	45,152
Others	55,346	11,413	-	(16,552)	(2,043)	48,164
	2,631,395	69,674	209,086	(54,616)	(2,043)	2,853,496
Net	126,617	204,345	(204,443)	(70)	2,043	128,492
Assets presented in the Statement of Financial Position	1,644,299					1,797,026
Liabilities presented in the Statement of Financial Position	(1,517,682)					(1,668,534)

(a) Reclassification to Assets classified as held for sale (Note 39).

12.1.1 Projection for realization of deferred income tax and social contribution:

	Parent Company		Consolidated	
	Assets	Liabilities	Assets	Liabilities
2023	84,519	(293)	219,369	(61,808)
2024	262,950	(1,153)	782,133	(300,101)
2025	8,173	(1,136)	626,378	(246,599)
2026	8,177	(1,139)	137,876	(219,347)
2027	8,180	(1,142)	91,416	(187,163)
2028 to 2030	23,814	(3,448)	215,398	(491,708)
after 2030	86,114	(26,267)	909,418	(1,346,770)
	481,927	**(34,578)**	**2,981,988**	**(2,853,496)**

12.1.2 Unrecognized tax credits

In addition to the deferred income tax and social contribution credits recorded in assets, on September 30, 2023, the Company did not recognize income tax and social contribution credits on tax losses and negative bases in the amount of R$81,336 (R$197,540 on December 31, 2022) for not having a reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits, mainly at Cutia Empreendimentos Eólicos S.A. (subsidiary of Copel GeT). As a result of the divestment process, the value of UEGA unrecognized credits is presented in Note 39.

12.2 Other taxes recoverable and other tax obligations

	Parent Company		Consolidated	
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Current assets				
Recoverable ICMS (VAT)	-	-	161,732	128,288
Recoverable PIS/Pasep and Cofins taxes (a)	-	-	817,865	1,110,659
Other recoverable taxes	-	-	839	747
	-	**-**	**980,436**	**1,239,694**
Noncurrent assets				
Recoverable ICMS (VAT)	-	-	187,682	171,374
Recoverable PIS/Pasep and Cofins taxes (a)	40,786	39,810	2,150,735	2,421,176
Other recoverable taxes	-	-	34,799	34,743
	40,786	**39,810**	**2,373,216**	**2,627,293**
Current liabilities				
ICMS (VAT) payable (Note 12.2.2)	-	-	185,329	149,506
ICMS installment payment (Note 12.2.3)	-	-	11,152	10,437
PIS/Pasep and Cofins payable	-	28,297	8,815	70,423
IRRF on interest on capital	-	-	-	11,372
Special Tax Regularization Program - Pert	-	-	61,182	57,046
Other taxes	475	393	9,887	4,822
	475	**28,690**	**276,365**	**303,606**
Noncurrent liabilities				
Social security contributions - injunction on judicial deposit	3,935	3,676	259,692	242,248
ICMS installment payment (Note 12.2.3)	-	-	32,139	37,883
Special Tax Regularization Program - Pert	-	-	326,303	347,029
Other taxes	-	-	-	6,331
	3,935	**3,676**	**618,134**	**633,491**

* Balances of assets and liabilities presented on a net basis, considering the Company's right and intention to realize the assets and liabilities on a net basis.

(a) The balance contains amounts referring Pis and Cofins credit on ICMS (Note 12.2.1)

12.2.1 Pis and Cofins credit on ICMS - Copel Distribuição

On August 12, 2009, Copel DIS filed for a writ of mandamus No. 5032406-35.2013.404.7000 with the 3rd Federal Court of Curitiba applying for the granting of an order to stop including ICMS in the PIS and Cofins tax base on June 16, 2020, a final unappealable ruling was handed down by the 2nd Panel of the Federal Regional Court of the 4th Region recognizing the right of Copel DIS to exclude from the PIS and Cofins tax base the full amount of ICMS included in the energy supply and distribution invoices. The ruling also recognized that the limitation period, in this case, is of five years and that, therefore, Copel has the right to recover the amounts that have been paid during the five years preceding the filing of the writ of mandamus until the date of the final unappealable decision.

Based on this favorable decision, Copel DIS recognized the tax credit updated in assets, which has been recovered through offsetting with taxes payable since June 2021, from the qualification of the credit originating from Cofins with the Brazilian Federal Revenue Service. The credit originating from PIS was qualified by the Brazilian Federal Revenue Service on August 25, 2022 and is ready to be used through offsetting.

On May 13, 2021, the Federal Supreme Court concluded the judgment of the motions for clarification filed by the Federal Government in Extraordinary Appeal 574.706/PR, partially granting the following terms: (i) relating to ICMS excluded from the PIS and Cofins calculation basis, the understanding that it is the highlighted ICMS prevailed; and (ii) modulate the effects of the judgment whose production will take place after March 15, 2017, except for the judicial and administrative actions filed up to the date of the session in which the judgment was delivered. Therefore, the final decision on this matter did not impact the final and unappealable decision in favor of Copel DIS, maintaining the treatment and amounts recorded.

The following table shows the movement of the asset:

Balance as of January 1, 2023		**3,484,616**
Monetary variation		203,408
Offsetting with taxes payable		(816,400)
Balance as of September 30, 2023		**2,871,624**
	Current	**803,826**
	Noncurrent	**2,067,798**

The asset balance will continue to be offset against future federal tax debts.

a) Liabilities to be refunded to consumers

The Company recorded a liability to be refunded to consumers related to the recovery of tax credits for the last 10 years, counting from the date of the final and unappealable decision, considering the current legislation, the statute of limitations period defined in the civil code and the jurisprudence of the courts.

On February 09, 2021, Aneel opened Public Consultation No. 05/2021 aimed at discussing how to return tax credits to consumers, proposing that the amounts to be returned for each tariff cycle (credits with the Brazilian Federal Revenue Office, added to any judicial deposits already received by the concessionaire/permissionaire) are deducted from the electricity bill, through apportionment by the set of

consumers.

Additionally, Aneel Order No. 361/2021 established that in exceptional situations, in which there is a possibility of a significant tariff increase, part of the PIS and Cofins credits may be used in advance of the conclusion of the public consultation, limited to 20% of the total involved in lawsuits filed by distributors.

The following table shows the movement of the liabilities:

Balance as of January 1, 2023		**1,995,158**
Monetary variation		151,139
(-) Transfer to sectorial financial liabilities (Note 8)		(1,462,673)
Balance as of September 30, 2023		**683,624**
	Current	**279,295**
	Noncurrent	**404,329**

The balance of the liability will be refunded to the consumer as the tax credits in the asset are offset.

b) Provision for allocation of PIS and Cofins credits

On June 27, 2022, Federal Law No. 14,385 was enacted, which defines the allocation of mandatory tax amounts collected in excess by the providers of the public electricity distribution service, due to the recognition by the judiciary that ICMS should be excluded from the PIS and Cofins calculation basis.

As detailed earlier in this note, Copel DIS has recognized the right to exclude the full amount of ICMS from the PIS and Cofins calculation basis and has already transferred part of these amounts to consumers, through reductions in the tariff adjustments approved by Aneel.

In this context, despite the lack of regulation of this Law, based on the review of the risk assessment carried out by Management, Copel DIS decided to recognize an additional provision, with no immediate cash effect, referring to the period between the 11th and the 16th year from the date of the final and unappealable decision of the lawsuit. Thus, on June 30, 2022, R$810,563 was recorded as a provision for allocation of PIS and Cofins credits and R$1,011,370 as monetary restatement, totaling R$1,821,933.

The Management of Copel DIS understands that the refund to consumers is limited to the tax credit amounts of the last 10 years from the date of the final and unappealable decision and, therefore, is evaluating the appropriate measures to be taken, including legal measures, considering the shelter given to unappealable decisions and applicable limitation periods.

On December 12, 2022, the Brazilian Association of Electric Energy Distributors - Abradee filed a Direct Action of Unconstitutionality - ADI with the Federal Supreme Court - STF, questioning Law No. 14,385/2022, with judgment included in the virtual session scheduled from November 10, 2023 to November 17, 2023.. The Company awaits the unfolding of the ADI.

The table below shows the changes in the provision:

Balance as of January 1, 2023	**1,851,257**
Monetary variation	59,038
Balance as of September 30, 2023	**1,910,295**

Any allocation of this provision will occur only after the asset's tax credits are offset.

12.2.2 ICMS on electricity operations

Supplementary Law No. 194/2022 was published on June 23, 2022, prohibiting that ICMS rates be set on electricity transactions at a level higher than on general transactions, considering the essentiality of related goods and services. Furthermore, it set forth that ICMS is not levied on transmission and distribution services and sector charges related to electric energy transactions. In compliance with the law, and after issue of state tax authorities' opinions, the Company implemented the necessary changes in September 2022 to comply with the legislation. However, on February 9, 2023, the Brazilian Supreme Court - STF granted to the States in a preliminary decision, in the records of Direct Action of Unconstitutionality - ADI 7195, the suspension of the article that excluded such items from the taxed portion of the electricity bill. Considering this decision, the Company resumed ICMS taxation on said services and sector charges. On March 3, 2023, the preliminary injunction was approved by the Plenary of the STF.

12.2.3 Incentive installment payment program for ICMS tax credits in the State of Paraná

On September 27, 2022, the Company adhered to the installment payment program for previously recognized ICMS, established by the State of Paraná through State Law No. 20946/2021, regulated by State Decree No. 10766/2022, wherein R$92,249 debts were entered in its report of tax position, updated until September 2022 with fine, interest and monetary restatement. By adhering to said program, the Company reduced R$41,696 in charges, with a consolidated balance of R$50,553 at the adhesion date, to be paid in 60 monthly installments until September 2027, according to the mentioned program regulation. The Company has been paying the monthly installments on a regular basis, restated by the Selic rate.

12.3 Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

	Parent Company			
	09.30.2023	Restated 09.30.2022	07.01.2023 to 09.30.2023	Restated 07.01.2022 to 09.30.2022
Income before IRPJ and CSLL	**1,407,344**	**545,307**	**333,559**	**411,471**
(-) Equity in income	(766,912)	(433,853)	320,934	(315,413)
	640,432	**111,454**	**654,493**	**96,058**
IRPJ and CSLL (34%)	**(217,747)**	**(37,894)**	**(222,528)**	**(32,659)**
Tax effects on:				
Interest on equity (JSCP)	325,720	-	325,720	-
Dividends	453	205	74	57
Non deductible expenses	(34)	(3,111)	(11)	2,890
Tax incentives	-	71	-	47
Others	5,080	17	5,080	4
Current IRPJ and CSLL	**-**	**(33,990)**	**-**	**(30,012)**
Deferred IRPJ and CSLL	**113,472**	**(6,722)**	**108,335**	**351**
Effective rate - %	-17.7%	36.5%	-16.6%	30.9%

				Consolidated
		Restated		Restated
			07.01.2023	07.01.2022
	09.30.2023	09.30.2022	to 09.30.2023	to 09.30.2022
Income before IRPJ and CSLL	**1,609,684**	**574,888**	**128,739**	**575,585**
(-) Equity in income	(244,675)	(330,115)	(67,842)	(8,909)
	1,365,009	**244,773**	**60,897**	**566,676**
IRPJ and CSLL (34%)	**(464,103)**	**(83,223)**	**(20,705)**	**(192,670)**
Tax effects on:				
Interest on equity (JSCP)	325,720	-	325,720	-
Dividends	453	205	74	57
Non deductible expenses	(38,679)	(14,957)	(30,535)	(9,246)
Tax incentives	1,943	10,019	497	4,747
Unrecognized tax loss and negative basis of CSLL	(19,120)	(23,372)	(5,069)	(4,248)
Difference between tax bases of deemed profit and taxable profit	23,768	31,426	10,585	5,963
Effect of non taxable monetary variation (Selic) on undue tax payments	69,158	-	22,588	-
Others	7,801	(5,765)	5,006	393
Current IRPJ and CSLL	**(297,404)**	**(547,597)**	**27,870**	**(183,802)**
Deferred IRPJ and CSLL	**204,345**	**461,930**	**280,291**	**(11,202)**
Effective rate - %	6.8%	35.0%	-506.0%	34.4%

13. Prepaid Expenses

Consolidated		09.30.2023	12.31.2022
Program for incentive to alternative energy sources - Proinfa		31,132	30,538
Insurance premiums		24,869	20,919
Others		8,808	8,629
		64,809	**60,086**
	Current	**64,809**	**60,076**
	Noncurrent	**-**	**10**

14. Judicial Deposits

		Parent Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Taxes claims (14.1)	**141,211**	**135,105**	**476,017**	**444,134**
Labor claims	**712**	**410**	**93,045**	**125,862**
Civil claims				
Civil claims	-	-	42,784	39,597
Easements	-	-	18,021	14,726
Customers	-	-	5,170	4,862
	-	**-**	**65,975**	**59,185**
Others	**495**	**3,232**	**541**	**3,277**
	142,418	138,747	635,578	632,458

14.1 Tax judicial deposits

Of the Consolidated balance on September 30, 2023, R$260,005 (R$241,681 on December 31, 2022) refers to the challenge in court of the levy of social security contribution (INSS payable) on certain salary amounts. The liability is recorded under Other Tax Obligations (Note 12.2).

15. Investments

15.1 Changes in investments

Parent Company	Balance as of January 1, 2023	Equity (a)	Equity valuation adjustments	Investment/ AFAC	Amorti- zation	Dividends and JSCP	Reclassi- fication (b)	Balance as of September 30, 2023
Subsidiaries								
Copel GeT	12,790,070	989,928	-	-	-	(1,470,153)	(28,480)	12,281,365
Copel DIS	6,610,274	305,830	-	13,000	-	(122,600)	-	6,806,504
Copel SER	8,635	(1,460)	-	35,250	-	-	-	42,425
Copel COM	418,780	80,876	-	-	-	(138,640)	-	361,016
UEG Araucária (15.2)	55,414	(45,921)	-	-	-	-	(9,493)	-
Compagás (15.2)	284,135	42,660	-	-	-	(64,700)	(262,095)	-
Elejor (15.2)	-	2,774	(2,774)	-	-	-	-	-
Elejor - concession rights	9,990	-	-	-	(566)	-	-	9,424
	20,177,298	**1,374,687**	**(2,774)**	**48,250**	**(566)**	**(1,796,093)**	**(300,068)**	**19,500,734**
Joint Ventures								
Voltalia São Miguel do Gostoso I (15.3)	115,976	(604)	-	-	-	-	-	115,372
Voltalia São Miguel do Gostoso - authorization rights	8,937	-	-	-	(275)	-	-	8,662
Solar Paraná	7,156	319	-	-	-	(309)	-	7,166
	132,069	**(285)**	-	-	**(275)**	**(309)**	-	**131,200**
Associates								
Dona Francisca Energética (15.4)	28,043	4,191	-	-	-	(461)	-	31,773
Other	1,934	(1)	-	-	-	-	-	1,933
	29,977	**4,190**	-	-	-	**(461)**	-	**33,706**
	20,339,344	**1,378,592**	**(2,774)**	**48,250**	**(841)**	**(1,796,863)**	**(300,068)**	**19,665,640**

(a) Adjusted equity, resulting from Subsidiaries' capital deficiency
(b) Reclassification to Assets classified as held for sale (Note 39).

Consolidated	Balance as of January 1, 2023	Equity	Investment/ AFAC	Amorti- zation	Dividends and JSCP	Other (a)	Balance as of September 30, 2023
Joint Ventures (15.3)							
Voltalia São Miguel do Gostoso I	115,976	(604)	-	-	-	-	115,372
Voltalia São Miguel do Gostoso - authorization rights	8,937	-	-	(275)	-	-	8,662
Caiuá	125,297	9,409	-	-	-	-	134,706
Integração Maranhense	192,502	19,345	10,780	-	-	-	222,627
Matrinchã	931,528	64,765	-	-	-	-	996,293
Guaraciaba	467,099	25,938	-	-	-	-	493,037
Paranaíba	263,979	29,652	-	-	134	-	293,765
Mata de Santa Genebra	692,260	45,401	-	-	-	-	737,661
Cantareira	473,369	33,764	-	-	-	-	507,133
Solar Paraná	7,156	319	-	-	(309)	-	7,166
	3,278,103	**227,989**	**10,780**	**(275)**	**(175)**	**-**	**3,516,422**
Associates							
Dona Francisca Energética (15.4)	28,043	4,191	-	-	(461)	-	31,773
Foz do Chopim Energética (15.4)	17,116	12,496	-	-	(13,719)	-	15,893
Other	1,934	(1)	-	-	-	-	1,933
	47,093	**16,686**	**-**	**-**	**(14,180)**	**-**	**49,599**
Investment property	**535**	**-**	**-**	**(2)**	**-**	**(88)**	**445**
	3,325,731	**244,675**	**10,780**	**(277)**	**(14,355)**	**(88)**	**3,566,466**

(a) Transfers to contract assets, intangible assets and other receivables (assets intended for disposal).

15.2 Subsidiaries with non-controlling interests

15.2.1 Summarized financial information

Balance as of September 30, 2023	Compagás	Elejor	UEG Araucária
ASSETS	**1,161,723**	**818,723**	**106,203**
Current assets	378,799	215,810	47,088
Noncurrent assets	782,924	602,913	59,115
LIABILITIES	**1,161,723**	**818,723**	**106,203**
Current liabilities	324,266	114,735	49,279
Noncurrent liabilities	323,546	722,413	10,159
Equity	513,911	(18,425)	46,765
STATEMENT OF INCOME			
Net operating revenue	765,757	106,292	-
Operating costs and expenses	(629,702)	(69,017)	(216,900)
Financial results	(9,171)	(10,221)	4,298
Income tax and social contribution	(43,239)	(6,673)	(13,614)
Net income (loss)	**83,645**	**20,381**	**(226,216)**
Other comprehensive income	-	(3,965)	-
Total comprehensive income	**83,645**	**16,416**	**(226,216)**
STATEMENTS OF CASH FLOWS			
Cash flows from operating activities	153,787	(7,047)	(46,338)
Cash flows from investing activities	(14,093)	(4,254)	(9,870)
Cash flows from financing activities	29,585	-	-
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	**169,279**	**(11,301)**	**(56,208)**
Cash and cash equivalents at the beginning of the year	61,059	185,916	64,991
Cash and cash equivalents at the end of the year	230,338	174,615	8,783
CHANGE IN CASH AND CASH EQUIVALENTS	**169,279**	**(11,301)**	**(56,208)**

To address the short-term financial capacity of UEG Araucária, which has negative net working capital, Management is monitoring and adopting measures to lengthen the debt. The loss recorded at UEG Araucária is due to the absence of revenue, given that the plant was not dispatched in the period, because of the positive hydrological scenario.

15.2.2 Changes in equity attributable to non-controlling shareholders

Participation in capital stock	Compagás 49%	Elejor 30%	UEG Araucária 18.8%	Consolidated
Balance as of January 1, 2023	**272,995**	**(10,451)**	**51,317**	**313,861**
Net income (loss)	40,987	6,114	(42,529)	4,572
Other comprehensive income	-	(1,191)	-	(1,191)
Dividends	(62,163)	-	-	(62,163)
Balance as of September 30, 2023	**251,819**	**(5,528)**	**8,788**	**255,079**

15.3 Summarized information on the main joint ventures

Balance as of September 30, 2023	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
ASSETS	**237,862**	336,778	622,577	2,991,752	1,614,703	2,020,602	3,762,233	1,882,650
Current assets	**11,728**	**44,363**	**106,858**	**448,517**	**223,652**	**238,295**	**717,671**	**264,355**
Cash and cash equivalents	11,461	13,460	34,774	122,925	49,817	39,704	137,683	89,280
Other current assets	267	30,903	72,084	325,592	173,835	198,591	579,988	175,075
Noncurrent assets	**226,134**	**292,415**	**515,719**	**2,543,235**	**1,391,051**	**1,782,307**	**3,044,562**	**1,618,295**
LIABILITIES	**237,862**	336,778	622,577	2,991,752	1,614,703	2,020,602	3,762,233	1,882,650
Current liabilities	**2,409**	**12,803**	**17,705**	**148,649**	**145,276**	**103,892**	**120,046**	**77,416**
Financial liabilities	-	5,992	8,903	130,611	47,944	68,308	101,631	58,876
Other current liabilities	2,409	6,811	8,802	18,038	97,332	35,584	18,415	18,540
Noncurrent liabilities	-	**49,065**	**150,532**	**809,852**	**463,230**	**717,669**	**2,169,808**	**770,268**
Financial liabilities	-	24,751	34,848	535,969	374,371	427,010	1,705,787	399,608
Other noncurrent liabilities	-	24,314	115,684	273,883	88,859	290,659	464,021	370,660
Equity	**235,453**	**274,910**	**454,340**	**2,033,251**	**1,006,197**	**1,199,041**	**1,472,379**	**1,034,966**
STATEMENT OF INCOME								
Net operating revenue	-	27,593	48,814	240,391	126,167	226,433	303,610	134,335
Operating costs and expenses	(60)	(4,869)	3,214	(21,484)	(14,374)	(15,008)	(46,621)	(5,400)
Financial results	914	(369)	(352)	(38,372)	(27,095)	(35,668)	(119,619)	(24,557)
Equity in earnings of investees	(1,885)	-	-	-	-	-	-	-
Income tax and social contribution	(202)	(3,152)	(12,196)	(48,364)	(31,763)	(54,729)	(46,749)	(35,470)
Net income (loss)	**(1,233)**	**19,203**	**39,480**	**132,171**	**52,935**	**121,028**	**90,621**	**68,908**
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	**(1,233)**	**19,203**	**39,480**	**132,171**	**52,935**	**121,028**	**90,621**	**68,908**
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	115,372	134,706	222,627	996,293	493,037	293,765	737,661	507,133

On September 30, 2023, the interest of Copel in the contingent liabilities classified as a possible loss is equivalent to R$318,063 (R$413,034 as of December 31, 2022).

15.4 Summarized information of the main associates

Balance as of September 30, 2023	Dona Francisca	Foz do Chopim
ASSETS	**178,555**	**46,502**
Current assets	20,715	8,150
Noncurrent assets	157,840	38,352
LIABILITIES	**178,555**	**46,502**
Current liabilities	19,883	2,067
Noncurrent liabilities	20,699	-
Equity	137,973	44,435
STATEMENT OF INCOME		
Net operating revenue	50,044	45,199
Operating costs and expenses	(27,024)	(8,913)
Financial results	(2,934)	153
Income tax and social contribution	(1,888)	(1,504)
Net income	**18,198**	**34,935**
Other comprehensive income	-	-
Total comprehensive income	**18,198**	**34,935**
Investment interest - %	23.03	35.77
Investment book value	31,773	15,893

On September 30, 2023, the interest of Copel in the contingent liabilities of its associates is equivalent to R$2,886 (R$2,581 as of December 31, 2022).

16. Property, Plant and Equipment

16.1 Property, plant and equipment by asset class

Consolidated	Cost	Accumulated depreciation	09.30.2023	Cost	Accumulated depreciation	12.31.2022
In service						
Reservoirs, dams and aqueducts	8,201,148	(5,034,050)	3,167,098	8,200,744	(4,925,970)	3,274,774
Machinery and equipment	9,782,633	(2,995,094)	6,787,539	8,951,061	(3,060,695)	5,890,366
Buildings	1,985,112	(1,165,877)	819,235	2,001,801	(1,160,549)	841,252
Land	500,069	(66,808)	433,261	510,681	(59,157)	451,524
Vehicles and aircraft	32,643	(30,602)	2,041	35,457	(33,115)	2,342
Furniture and fixtures	17,111	(11,092)	6,019	17,007	(10,871)	6,136
(-) Impairment (16.4)	(797,162)	-	(797,162)	(785,205)	-	(785,205)
(-) Special Obligations	(6,875)	390	(6,485)	(748)	330	(418)
	19,714,679	**(9,303,133)**	**10,411,546**	**18,930,798**	**(9,250,027)**	**9,680,771**
In progress						
Cost	414,450	-	414,450	575,080	-	575,080
(-) Impairment (16.4)	(14,879)	-	(14,879)	(186,383)	-	(186,383)
	399,571	**-**	**399,571**	**388,697**	**-**	**388,697**
	20,114,250	**(9,303,133)**	**10,811,117**	**19,319,495**	**(9,250,027)**	**10,069,468**

On March 25, 2023, the scheduled stoppage for inspection of the generating unit 3 of HPP GBM, a plant belonging to FDA, subsidiary of Copel GET, was concluded. An isolated fault was identified in the upper wear ring of the turbine rotor, The recovery procedures are in progress and any financial impacts resulting from the unavailability of the generating unit or any reduction in the plant's assured energy will be estimated once the work has been completed.

On June 07, 2023, the generating center (Stream Diver) of the SHP Bela Vista was cleared for commercial operation, completing 100% of the project. However, the three generating units went into commercial operation in 2021.

16.2 Changes in property, plant and equipment

Consolidated	Balance as of January 1, 2023	Additions / Impairment	Depreciation	Loss on disposal	Transfers	Business combination effects (Note 1.2)	Reclassi-fication (a)	Balance as of September 30, 2023
In service								
Reservoirs, dams and aqueducts	3,274,774	-	(108,097)	(14)	435	-	-	3,167,098
Machinery and equipment	5,890,366	-	(292,297)	(2,007)	280,914	1,139,428	(228,865)	6,787,539
Buildings	841,252	-	(27,623)	(518)	15,293	-	(9,169)	819,235
Land	451,524	-	(7,726)	(610)	5,122	-	(15,049)	433,261
Vehicles and aircraft	2,342	-	(353)	(1)	53	-	-	2,041
Furniture and fixtures	6,136	-	(454)	(9)	449	5	(108)	6,019
(-) Impairment (16.4)	(785,205)	(99,009)	-	-	(171,504)	-	258,556	(797,162)
(-) Special Obligations	(418)	-	128	-	(6,297)	-	102	(6,485)
	9,680,771	**(99,009)**	**(436,422)**	**(3,159)**	**124,465**	**1,139,433**	**5,467**	**10,411,546**
In progress								
Cost	575,080	126,886	-	(2)	(293,350)	47,675	(41,839)	414,450
(-) Impairment (16.4)	(186,383)	-	-	-	171,504	-	-	(14,879)
	388,697	**126,886**	**-**	**(2)**	**(121,846)**	**47,675**	**(41,839)**	**399,571**
	10,069,468	**27,877**	**(436,422)**	**(3,161)**	**2,619**	**1,187,108**	**(36,372)**	**10,811,117**

(a) Reclassification to Assets classified as held for sale (Note 39).

During the construction phase, loans, financing and debentures costs are capitalized. In the first 9 months of 2023 these costs totaled R$1,603, at an average rate of 0.035% p.a. (R$12,862, at an average rate of 0.28% p.a., in the same period of 2022).

16.3 Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the share of interest of Copel GeT in consortiums are shown below:

Joint operations	Share Copel GeT (%)	Annual average depreciation rate (%)	09.30.2023	12.31.2022
HPP Gov. Jayme Canet Júnior (Mauá) - Consórcio Energético Cruzeiro do Sul	**51.0**			
In service			859,882	859,882
(-) Accumulated depreciation		2.90	(307,345)	(288,728)
In progress			20,614	19,899
			573,151	**591,053**
HPP Baixo Iguaçu	**30.0**			
In service			696,878	693,487
(-) Accumulated depreciation		3.28	(104,315)	(87,278)
In progress			48,946	55,863
			641,509	**662,072**
			1,214,660	**1,253,125**

16.4 Impairment of generation segment assets

The assets with impairment balances recorded as of September 30, 2023, are the following:

Consolidated	Property, Plant and Equipment			
	Cost	Depreciation	Impairment	Value in use
HPP Colíder	2,577,178	(369,822)	(603,988)	1,603,368
Consórcio Tapajós (a)	14,879	-	(14,879)	-
Power plants in Paraná	1,032,483	(126,544)	(193,174)	712,765
	3,624,540	**(496,366)**	**(812,041)**	**2,316,133**

(a) Project under development

The table below shows the changes in the impairment:

Consolidated	Balance as of January 1, 2023	Impairment / Reversal	Transfer	Balance as of September 30, 2023
In service				
HPP Colíder	(632,559)	28,571	-	(603,988)
UEGA	(108,132)	(150,424)	258,556	-
Power plants in Paraná	(44,514)	22,844	(171,504)	(193,174)
	(785,205)	**(99,009)**	**87,052**	**(797,162)**
In progress				
Consórcio Tapajós	(14,879)	-	-	(14,879)
Power plants in Paraná	(171,504)	-	171,504	-
	(186,383)	**-**	**171,504**	**(14,879)**
	(971,588)	**(99,009)**	**258,556**	**(812,041)**

For HPP Colíder and other power plants in Paraná, the value in use calculation considered assumptions and budgets of the Company, and the set of real and after-tax discount rates derived from the WACC methodology for the electric energy generation segment, which remained the same as on December 31, 2022 (5.71% p.a. for water sources and 6.23% for thermal sources) The review of the expected revenue from the sale of energy, which offset the review in operating costs and in regulatory charges, as well as the change in book value, allowed the partial reversals of the impairment registered in March and September 2023.

For UEGA, the value in use calculation considered the assumptions and budgets of the Company, review of the expected dispatch, update of the Variable Unit Cost ("CVU") and the after-tax discount rate derived from the WACC methodology for the electric energy generation segment, plus the additional risk associated with the variation in revenue, which remained the same as on December 31, 2022 (7.00% p.a.). Due to the review of the assumptions, mainly the reduction in the expectation of dispatch from the plant as a result of the hydrological scenario, impairment was recognized in June 2023.

The transfers refer to the reclassification of UEGA for assets held for sale, resulting from the divestment process (Note 39) and the transfer of the accumulated impairment balance of TPP Figueira, made after the completion of the modernization work and the plant's entry into commercial operation.

17. Intangible assets

Consolidated	09.30.2023	12.31.2022
Concession agreement - distribution of electricity (17.1)	7,973,290	7,257,827
Generation concession agreements/ authorization (17.2)	2,896,254	2,252,615
Concession agreement - piped gas distribution (17.3)	-	726,107
Other (17.4)	41,295	41,178
	10,910,839	**10,277,727**

Management did not identify evidence that would justify the need to recognize impairment of intangible assets.

17.1 Power distribution service concession

Consolidated	Intangible asset in service	Special liabilities in service	Total
Balance as of January 1, 2023	**10,033,251**	**(2,775,424)**	**7,257,827**
Transfers from contract assets (Note 10.1)	1,335,472	(208,958)	1,126,514
Other transfers	3	-	3
Amortization quotas - concession (a)	(466,278)	121,601	(344,677)
Amortization quotas - PIS/Pasep and Cofins credits	(7,821)	-	(7,821)
Loss on disposal	(58,556)	-	(58,556)
Balance as of September 30, 2023	**10,836,071**	**(2,862,781)**	**7,973,290**

The balance refers to the portion of infrastructure that will be used during concession, net of special liabilities. The special liabilities represent the resources related to the financial participation of consumers, the Federal, State and Municipal Governments, destined for investments in projects related to the concession, and are not onerous liabilities or shareholder credits.

17.2 Generation concession agreements

Consolidated	Concession contract	(a)	Concession and authorization	
	in progress	in progress	rights/ goodwill	Total
Balance as of January 1, 2023	**1,530,777**	**-**	**721,838**	**2,252,615**
Effect of acquisition of control (Note 1.2)	-	-	614,958	614,958
Technical goodwill arising from the business combination (Note 1.2)	-	-	204,443	204,443
ANEEL grant - use of public property	-	894	-	894
Amortization quotas - concession and authorization (b)	(171,462)	-	(31,599)	(203,061)
Hydrological risk renegotiation - GSF - Mauá	26,405	-	-	26,405
Balance as of September 30, 2023	**1,385,720**	**894**	**1,509,640**	**2,896,254**

(a) Includes the balances of use of public asset and hydrological risk renegotiation
(b) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.

For the Recomposition of the Concession Term of the Governador Jayme Canet Junior Plant (UHE Mauá) according to Aneel Approval Resolution No. 3,242/2023, which added 294 days to the concession, and for the approval of the Exclusion of liability that added another 469 days to the concession, according to Aneel Authorizing Resolution No. 14,435/2023, the intangible asset arising from the extension of the concession period for HPP Mauá was recognized by an additional 763 days, with a counterpart in the operating result (Note 31.6). The formalization of the new term will be subject to an amendment to the concession contract. The useful life and depreciation of all plant assets will be recalculated prospectively.

17.3 Piped gas distribution service concession

Balance as of January 1, 2023	**726,107**
Transfers from contract assets (Note 10.2)	7,801
Amortization quotas - concession (a)	(27,832)
Loss on disposal	(152)
Reclassification (b)	**(705,924)**
Balance as of September 30, 2023	**-**

(a) Amortization by the expected useful life of the asset (30 years for gas distribution operation assets and 10 years for other assets) limited to the final term of the concession.
(b) Reclassification to Assets classified as held for sale (Note 39).

17.4 Other intangible assets

Assets consisting of software purchased from third parties or generated internally, measured at total acquisition cost minus amortization expenses.

Consolidated	in service	in progress	Total
Balance as of January 1, 2023	**12,848**	**28,330**	**41,178**
Business combination effects (Note 1.2)	4	-	4
Acquisitions	51	6,056	6,107
Capitalizations for intangible in service	14,497	(14,497)	-
Amortization quotas (a)	(5,934)	-	(5,934)
Loss on disposal	(21)	(5)	(26)
(-) Reclassification (b)	(34)	-	(34)
Balance as of September 30, 2023	**21,411**	**19,884**	**41,295**

(a) Annual amortization rate: 20%.
(b) Reclassification to Assets classified as held for sale (Note 39).

18. Payroll, Social Charges and Accruals

		Parent Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Social security liabilities				
Taxes and social contribution	1,050	1,262	31,032	42,829
Social security charges on paid vacation and 13th salary	1,111	773	28,040	15,547
	2,161	**2,035**	**59,072**	**58,376**
Labor liabilities				
Payroll, net (a)	-	875	73	47,462
Vacation and 13th salary	3,136	2,543	116,991	95,930
Provisions for performance and profit sharing	4,010	688	134,192	47,726
Voluntary dismissal program (Note 31.2.1)	17,102	458	610,057	2,895
Other liabilities	-	6	2	400
	24,248	**4,570**	**861,315**	**194,413**
	26,409	**6,605**	**920,387**	**252,789**

(a) The balance as of December 31, 2022 refers to the provision for the salary adjustment referring to the Collective Labour Agreement approved in January 2023, with retroactive effects to October 2022 (base date of the agreement).

19. Accounts Payable to Suppliers

Consolidated	09.30.2023	12.31.2022
Energy power	1,282,465	1,208,733
Materials and supplies	667,438	626,710
Natural gas for resale (Note 39)	-	93,696
Charges for use of grid system	362,114	286,331
	2,312,017	**2,215,470**
Current	**2,177,287**	**2,090,022**
Noncurrent	**134,730**	**125,448**

20. Loans and Financing

Consolidated Contracts	Company	Allocation	Guarantees	Issue Date	Number of Installment	Final maturity	Payment of charges	Contractual financial charges p.a.	Effective interest rate p.a.	Contract amount	09.30.2023	12.31.2022
LOCAL CURRENCY												
Banco do Brasil												
CCB 265.901.903	Copel DIS	Working capital.	Credit assignment	06.29.2022	2	06.24.2025	Quarterly	DI + spread 1,25%	DI + spread 2,14%	750,000	751,568	751,673
											751,568	**751,673**
Caixa Econômica Federal												
Commercial paper (a)	Copel GET	Partial amortization of the 3rd, 4th and 5th debenture issues and meeting various short-term obligations, including energy purchases, regulatory obligations and dividends.	Personal guarantee	09.10.2022	2	09.10.2025	Half-yearly	DI + spread 1,22%	DI + spread 1,31%	1,000,000	1,007,459	1,037,946
											1,007,459	**1,037,946**
Caixa Econômica Federal												
415.855-22/14	Copel DIS	Rural Electricity Program - *Luz para Todos*.	Own revenue; issue of promissory notes and commercial duplicates.	03.31.2015	120	12.08.2026	Monthly	6.0%	6.0%	16,984	6,226	7,664
											6,226	**7,664**
Banco do Nordeste do Brasil												
35202166127989	Jandaira I	Implementation of Jandaira Wind Complex.	Bank guarantee	05.31.2021	192	06.15.2038	Monthly	2.7086% + IPCA (1)	3.0107% + IPCA	21,687	20,252	17,969
35202164527986	Jandaira II			05.31.2021	192	06.15.2038	Monthly	2.2161% + IPCA (1) and 2.7086% + IPCA (1)	3.0107% + IPCA	56,421	52,683	46,644
35202162927987	Jandaira III			05.31.2021	192	06.15.2038	Monthly	2.7086% + IPCA (1)	3.0107% + IPCA	65,158	60,816	53,843
35202160027984	Jandaira IV			05.31.2021	192	06.15.2038	Monthly	2.2161% + IPCA (1) and 2.7086% + IPCA (1)	3.0107% + IPCA	65,421	61,061	54,053
35201915725525	Potiguar B141	Implementation of Vilas Wind Complex.	Fiduciary assignment of credit rights; fiduciary assignment of rights under the O&M contract; fiduciary assignment of rights arising from the authorization; pledge of shares; fiduciary alienation of project machinery and equipment; 100% bank guarantee; fiduciary assignment of the Debt Service Reserve Accounts; fiduciary assignment of the operating reserve account (O&M); Shareholder support agreement	04.04.2019	216	04.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,138	86,911	89,685
35201922425522	Potiguar B142			04.04.2019	216	04.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,213	86,932	89,709
35201926525533	Potiguar B143			04.11.2019	216	04.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,138	86,611	89,376
35201910625534	Ventos de Vila Paraiba IV			04.18.2019	216	05.15.2039	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	92,138	88,205	91,004
352020148727169	Potiguar B61			08.11.2020	216	08.15.2040	Monthly	IPCA + 1.4865%	IPCA + 1.4865%	163,886	181,615	186,552
18120185433499	Aventura II	Implementation of Aventura Wind Complex	Bank guarantee	12.28.2018	204	01.15.2039	Monthly	IPCA + 2.5707%	IPCA + 2.5707%	69,338	64,753	-
18120185473500	Aventura III			12.28.2018	204	01.15.2039	Monthly	IPCA + 2.5707%	IPCA + 2.5707%	82,490	77,050	-
18120185483501	Aventura IV			12.28.2018	204	01.15.2039	Monthly	IPCA + 2.5707%	IPCA + 2.5707%	97,887	91,981	-
18120185493502	Aventura V			12.28.2018	204	01.15.2039	Monthly	IPCA + 2.5707%	IPCA + 2.5707%	98,684	92,864	-
18720193955241	SRMN I	Implementation of Santa Rosa & Mundo Novo Wind Complex (SRMN)		04.30.2019	252	05.15.2043	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	110,922	117,722	-
18720193965240	SRMN II			04.30.2019	252	05.15.2043	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	97,057	102,230	-
18720193875242	SRMN III			04.30.2019	252	05.15.2043	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	110,922	118,820	-
18720193985243	SRMN IV			04.30.2019	252	05.15.2043	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	110,922	120,245	-
18720193995244	SRMN V			04.30.2019	252	05.15.2043	Monthly	IPCA + 2.3323%	IPCA + 2.3323%	83,192	88,513	-
											1,599,264	**718,835**
Banco do Brasil - BNDES Transfer												
21/02000-0	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	04.16.2009	179	01.15.2028	Monthly	2.13% above TJLP	2.13% above TJLP	169,500	52,199	60,720
											52,199	**60,720**

(a) Commercial paper, single series, for public distribution with restricted efforts. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(1) - IPCA used in the calculation of interest and not in the update of the principal.
(continued)

COPEL
Companhia Paranaense de Energia

Consolidated Contracts	Company	Allocation	Guarantees	Issue Date	Number of installment	Final maturity	Payment of charges	Contractual financial charges p.a.	Effective interest rate p.a.	Contract amount	09.30.2023	12.31.2022
BNDES												
820989.1	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	03.17.2009	179	01.15.2028	Monthly	1.63% above TJLP	1.63% above TJLP	169,500	52,199	60,719
1120952.1		Implementation of transmission line between Foz do Iguaçu and Cascavel Oeste substations.	Assignment of receivables; revenue from energy transmission services.	12.16.2011	168	04.15.2026	Monthly	1.82% and 1.42% above TJLP	1.82% and 1.42% above TJLP	44,723	8,743	11,186
1220768.1		Implementation of Cavernoso II SHP.	Revenue from energy sales from the plant.	09.28.2012	192	07.15.2029	Monthly	1.36% above TJLP	1.36% above TJLP	73,122	28,606	32,012
13211061		Implementation of Colider HPP.	Assignment of receivables	12.04.2013	192	10.15.2031	Monthly	0% and 1.49% above TJLP	6.43% and 7.68%	1,041,155	568,441	615,968
13210331		Implementation of Cerquilho III substation.		12.03.2013	168	08.15.2028	Monthly	1.49% and 1.89% above TJLP	1.49% and 1.89% above TJLP	17,644	6,564	7,502
15206041		Implementation of transmission line Assis - Paraguaçu Paulista II.		12.28.2015	168	06.15.2030	Monthly	2.42% above TJLP	9.04%	34,265	14,647	16,139
15205921		Implementation of transmission lines Londrina - Figueira and Salto Osório - Foz do Chopim.		12.28.2015	168	12.15.2029	Monthly	2.32% above TJLP	8.93%	21,584	8,592	9,542
18205101		Implementation of Baixo Iguaçu HPP.		11.22.2018	192	06.15.2035	Monthly	1.94% above TJLP	8.50%	194,000	151,612	159,948
19207901- A+B+E+F+G+H		Implementation of transmission facilities for the line: substation Medianeira; substation Curitiba Centro and Curitiba Uberaba and substation Andirá Leste.		06.03.2020	279	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	206,882	202,934	200,932
19207901- C+D+I+J		Implementation of transmission facilities for the line: transmission line Curitiba Leste - Blumenau and Baixo Iguaçu - Realeza.		06.03.2020	267	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	225,230	190,739	188,869
14205611-C	Copel DIS	Preservation of business, improvements, operating support and general investments in the expansion and consolidation of projects and social investment programs of companies (ISE).	Surety of Copel; assignment of revenues and indemnity rights under the concession.	12.15.2014	113	06.15.2024	Monthly	6.0%	6.0%	78,921	5,877	11,757
14.2.1271.1	Santa Maria	Construction and implementation of wind generating plants.	Surety of Copel; pledge of shares; assignment of receivables and revenues.	06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	71,676	31,435	34,125
14.2.1272.1	Santa Helena			06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	82,973	34,109	37,027
11211521	GE Farol		Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment.	03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	54,100	27,160	29,888
11211531	GE Boa Vista			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	40,050	20,078	22,096
11211541	GE S.B. do Norte			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	90,900	45,537	50,112
11211551	GE Olho D'Água			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	97,000	48,633	53,519
18204611	Cutia		Pledge of shares; assignment of receivables.	10.10.2018	192	07.15.2035	Monthly	2.04% above TJLP	8.37%	619,405	528,166	543,337
13212221 - A	Costa Oeste	Implementation of transmission line between Cascavel Oeste and Umuarama Sul substations and implementation of Umuarama Sul substation.	Assignment of receivables; 100% of pledged shares.	12.03.2013	168	11.30.2028	Monthly	1.95% + TJLP	1.95% + TJLP	27,634	11,309	12,842
13212221 - B				12.03.2013	106	09.30.2023	Monthly	3.5%	3.5%	9,086	-	598
14205851 - A	Marumbi	Implementation of transmission line between Curitiba and Curitiba Leste and implementation of Curitiba Leste substation.		07.08.2014	168	06.30.2029	Monthly	2.00% + TJLP	2.00% + TJLP	33,460	15,149	16,961
14205851 - B				07.08.2014	106	04.30.2024	Monthly	6.0%	6.0%	21,577	1,321	3,020
											2,001,851	2,118,119
Total local currency											5,418,567	4,694,957
										Gross debt	5,418,567	4,694,957
										(-) Transaction cost	(47,956)	(44,594)
										Net debt	5,370,611	4,650,363
										Current	271,780	278,838
										Noncurrent	5,098,831	4,371,525

DI - Interbank Deposit Rate
IPCA - Inflation Index
TJLP - Long term interest rate

20.1 Maturity of noncurrent installments

			Consolidated
09.30.2023	Gross debt	(-) Transaction cost	Net debt
2024	440,515	(3,211)	437,304
2025	1,637,960	(8,051)	1,629,909
2026	266,312	(2,350)	263,962
2027	270,114	(2,351)	267,763
2028	255,812	(2,364)	253,448
After 2028	2,263,333	(16,888)	2,246,445
	5,134,046	**(35,215)**	**5,098,831**

20.2 Changes in loans and financing

Consolidated	Total
Balance as of January 1, 2023	**4,650,363**
Business combination effects (Note 1.2)	875,738
Funding	45,325
(-) Transaction costs (a)	(6,886)
Charges	404,980
Monetary and exchange variations	30,030
Amortization - principal	(194,678)
Payment - charges	(434,261)
Balance as of September 30, 2023	**5,370,611**

(a) Balance refers to the financial consideration (waiver) paid as a result of the process of transforming Copel into a Corporation, as detailed in Note 20.3.

20.3 Covenants

Loans and financing agreements contain clauses that require economic and financial ratios to be maintained within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock of subsidiaries that would represent change of control without prior consent. The non-compliance with the contracted conditions may result in the need to comply with additional obligations, in fines or even in the declaration of the early maturity of debts.

On December 31, 2022, all financial indicators measured annually were fully met. On September 30, 2023, all other agreed indicators and conditions were fully met.

As a result of the process of transforming Copel into a company with dispersed capital and no controlling shareholder, as detailed in Note 1, the consent of the creditors was obtained, through financial compensation (paid in July and August 2023) so that the change in shareholder control would not characterize an event of early maturity of the Company's debts. In addition, the administrative and communication items with the financial institutions provided for in the consent documents were finalized.

As far as the BNDES is concerned, the process was authorized on July 13, 2023, with other conditions as resolutions, as follows:

(i) No unfavorable pronouncement from the Paraná State Court of Auditors invalidating the process;

(ii) Value of the primary offer within the agreed limit;

(iii) Consent to the change of control of Copel by the debenture holders, note holders and other financial creditors; and

(iv) Obtaining the new concessions for the hydroelectric plants Governador Bento Munhoz da Rocha Netto, Governador Ney Braga and Governador José Richa.

The company has begun the formal procedures for signing the new concession contracts, which should take place after the call by the Granting Authority, and so far there have been no unfavorable pronouncements from the Paraná State Court of Auditors.

The financial covenants contained in the agreements are presented below:

Company	Contractual Instrument	Annual financial ratios	Limit
Copel GeT	BNDES Finem No. 820989.1 - Mauá Banco do Brasil No. 21/02000-0 - Mauá	EBITDA / Net financial results	≥ 1.3
	Commercial paper	Debt service coverage ratio Consolidated net debt / Consolidated EBITDA	≥ 1.5 ≤ 3.5
Copel DIS	BNDES Finem No. 14205611	Financial indebtedness / EBITDA	≤ 4.0
Santa Maria	BNDES Finem No. 14212711	Debt service coverage ratio	≥ 1.3
Santa Helena	BNDES Finem No. 14212721		
São Bento Energia, Investimento e Participações	BNDES Assignment Agreement	Debt service coverage ratio	≥ 1.3
GE Boa Vista S.A.	BNDES Finem No. 11211531		
GE Farol S.A.	BNDES Finem No. 11211521		
GE Olho D'Água S.A.	BNDES Finem No. 11211551		
GE São Bento do Norte S.A.	BNDES Finem No. 11211541		
Cutia	BNDES Finem No. 18204611	Debt service coverage ratio (a)	≥ 1.2
Costa Oeste	BNDES Finem No. 13212221	Debt service coverage ratio	≥ 1.3
Marumbi	BNDES Finem No. 14205851	Debt service coverage ratio	≥ 1.3

Financing for businesses - Finem

(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A. The contract establishes that, should the index be in the range between 1.10 and 1.20, the value of the funds invested in the Reserve Account must be complemented so that the total reaches the index of 1.20, within 2 days of the release of the financial statements.

21. Debentures

Company	Issue	Characteristics	Allocation	Guarantees	Issue Date	Number of Installment	Final maturity	Payment of charges	Contractual financial charges p.a.	Effective interest rate p.a.	Contract amount	09.30.2023	12.31.2022
Copel GeT	4th	(a)	Full early redemption of the 4th issue of the Company's trade promissory notes and partial payment of the 1st amortization installment of the 2nd issue of debentures.	Personal guarantee	07.23.2018	3	07.23.2023	Half-yearly	126.0% of DI	133.77% of DI	1,000,000	-	357,573
	5th	(b)	Reimbursement of expenses related to the construction of the Transmission Lines Araraquara II - Taubaté, Assis - Londrina and Foz do Chopim.		09.25.2018	5	09.15.2025	Half-yearly	IPCA + 7.6475%	IPCA+ 8.3295%	290,000	153,316	225,643
	6th (1st serie)	(c)	Full early redemption of the 5th issue of the Company's trade promissory notes and partial payment of the 2nd amortization installment of the 2nd issue of debentures.		07.15.2019	2	07.15.2024	Half-yearly	109.0% of DI	111.25% of DI	800,000	411,545	852,816
	6th (2nd serie)		Reimbursement of expenses related to the Colider HPP and Baixo Iguaçu HPP projects		07.15.2019	1	07.15.2025	Half-yearly	IPCA + 3.90%	IPCA+ 4.46%	200,000	258,467	251,363
	7th (1st serie)		Reinforcement of the issuer's working capital; amortization and/or reimbursement of cash of the principal portion of the 3rd and 4th issue of debentures.		10.15.2021	2	10.15.2026	Half-yearly	DI + spread 1.38%	DI + spread 1.45%	1,133,363	1,208,077	1,166,982
	7th (2nd serie)		Investments for expansion, renovation or improvement and/or reimbursement of expenses within the scope of the Projects: Improvements of Gov. Bento Munhoz da Rocha Netto HPP; Implementation of the Assets of Lot "E", from Aneel Auction No. 05/2015; Investments in Mata de Santa Genebra Transmissão S.A. and Bela Vista Geração de Energia S.A.		10.15.2021	3	10.15.2031	Half-yearly	IPCA + 5.7138%	IPCA + 6.1033%	366,637	418,777	397,825
	8th (1st serie)		Acquisition of Santa Rosa & Mundo Novo Wind Complex (SRMN) and Aventura Wind Complexes.		01.15.2023	2	01.15.2030	Half-yearly	DI + spread 1.40%	DI + spread 1.41%	1,100,000	1,132,400	-
	8th (2nd serie)		Reimbursement of investment expenses and/or contributions in the scope of the Jandaíras I, II, III and IV Wind Power Generating Plants Projects.		01.15.2023	3	01.15.2035	Half-yearly	IPCA +6.8226%	IPCA +7.5817%	200,000	209,230	-
Copel DIS	4th	(a)	Working capital and payment of the 1st installment of amortization of the 2nd issue of debentures.	Personal guarantee	09.27.2018	3	09.27.2023	Half-yearly	DI + spread 2.70%	CDI + 3.96%	1,000,000	-	346,895
	5th (1st serie)	(c)	Investment for expansion, renovation or improvement and reimbursement of expenses of the issuer's electricity distribution network linked to concession contract No. 46/1999 of ANEEL.		11.15.2019	3	11.15.2027	Half-yearly	IPCA + 4.20%	IPCA+ 4.61%	500,000	648,636	618,209
	6th (1st serie)		Reinforcement of working capital and amortization of the first installment of the principal of the debentures of each of the issuer's following issues: 3rd, 4th and 5th issue.		06.16.2021	2	06.15.2026	Half-yearly	CDI + 1.95%	CDI + 2.02%	1,000,000	1,043,353	1,006,449
	6th (2nd serie)		Investment for expansion, renovation or improvement and reimbursement of expenses of the issuer's electricity distribution network linked to concession contract No. 46/1999 of ANEEL.		06.16.2021	3	06.15.2031	Half-yearly	IPCA + 4.7742%	IPCA + 5.1564%	500,000	588,176	559,894
	7th (1st serie)	(e)	Reinforcement of working capital; redemption of 3rd issue debentures; amortization of the 2nd installment of the principal of the 4th and 5th issuance.		05.15.2022	2	05.15.2025	Half-yearly	CDI + 1.21%	CDI + 1.28%	300,000	316,353	305,380
	7th (2nd serie)				05.15.2022	2	05.15.2027	Half-yearly	CDI + 1.36%	CDI + 1.42%	901,450	951,130	917,789
	7th (3rd serie)		Investments for expansion, renovation or improvement and/or reimbursement of expenses of the issuer's electricity distribution network, linked to Aneel's Concession Agreement No. 46/1999.		05.15.2022	3	05.15.2032	Half-yearly	IPCA + 6.1732%	IPCA + 6.6587%	298,550	318,396	301,830
	8th (1st serie)	(e)	Exclusively for cash reinforcement to meet the issuer commitments.		06.15.2023	1	06.15.2024	Half-yearly	CDI + 1.45%	CDI + 1.89%	400,000	416,268	-
	8th (2nd serie)		Exclusively for amortization of principal and interest due under the Private Deed of the 4th Issue of Debentures, and the remaining amount, if any, for cash reinforcement to meet the issuer commitments.		06.15.2023	2	06.15.2027	Half-yearly	CDI + 2.00%	CDI + 2.14%	800,000	833,824	-
	8th (3rd serie)		Exclusively for cash reinforcement to meet the issuer commitments.		06.15.2023	1	06.15.2028	Half-yearly	CDI + 2.25%	CDI + 2.35%	400,000	417,204	-
Brisa Potiguar	2nd (1st serie)	(d)	Implementation of wind generating plants.	Real and personal guarantee and pledge of Copel GeT shares.	03.24.2016	192	07.15.2032	Monthly	TJLP + 2.02%	TJLP + 2.02%	147,575	85,022	91,468
	2nd (2nd serie)				03.24.2016	192	07.15.2032	Monthly	IPCA + 9.87%	IPCA+ 10.92%	153,258	120,584	126,067
Cutia	1st	(b)	Construction and implementation of wind generating plants.	Personal guarantee	03.20.2019	26	12.15.2031	Half-yearly	IPCA + 5.8813%	IPCA+ 6.83%	360,000	365,970	360,894
											Gross debt	9,896,728	7,887,077
											(-) Transaction cost	(126,999)	(83,222)
											Net debt	9,769,729	7,803,855
											Current	1,390,058	1,346,347
											Noncurrent	8,379,671	6,457,508

(a) Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(b) Simple debentures, single series, not convertible into shares, with security interest and additional personal guarantee, for public distribution with restricted efforts, pursuant to CVM Instruction No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(c) Simple debentures, two series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.
(d) Simple debentures, two series, not convertible into shares, issued privately. Companies: Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus and Ventos de Santo Uriel. Guarantor: Copel. They have no trustee.
(e) Simple debentures, three series, not convertible into shares, unsecured, with additional personal guarantee, for public distribution with restricted placement efforts, pursuant to CVM Instruction No. 476. Guarantor: Copel. Trustee: Pentágono S.A. DTVM.

21.1 Maturity of noncurrent installments

			Consolidated
09.30.2023	Gross debt	(-) Transaction cost	Net debt
2024	17,404	(6,772)	10,632
2025	1,820,335	(25,529)	1,794,806
2026	2,199,838	(19,105)	2,180,733
2027	1,128,513	(11,413)	1,117,100
2028	464,973	(8,281)	456,692
After 2028	2,844,472	(24,764)	2,819,708
	8,475,535	**(95,864)**	**8,379,671**

21.2 Changes in debentures

	Consolidated
Balance as of January 1, 2023	**7,803,855**
Funding	3,195,000
(-) Transaction costs (a)	(61,632)
Charges and monetary variations	1,018,502
Amortization - principal	(1,174,084)
Payment - charges	(708,469)
Reclassification (b)	(303,443)
Balance as of September 30, 2023	**9,769,729**

(a) Includes the amount of R$41,788 relating to financial consideration (waiver) paid as a result of the process of transforming Copel into a Corporation, as detailed in Note 21.3.

(b) Reclassification to Liabilities classified as held for sale (Note 39).

21.3 Covenants

The issued debentures contain clauses that require the maintenance of certain economic and financial ratios within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock that would represent change of control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not maintaining the financial ratios as determined without prior written consent of the debenture holders. The non-compliance with the contracted conditions may imply the need to comply with additional obligations, to request consent from the debenture holders or even the declaration of early maturity of the debts.

On December 31, 2022, all financial indicators measured annually were fully met, except for the subsidiaries Ventos de Santo Uriel and Nova Asa Branca III which did not meet the Debt Service Coverage Ratio (ICSD) of 1.3. However, the Company preventively requested and received, on December 30, 2022, according to letter from BNDES AE/DEENE2 No. 061/2022, the commitment of the development banking institution not to declare the early maturity of the debenture deeds, based on the performance of this index in fiscal year 2022. On September 30, 2023, all other agreed indicators and conditions were fully met.

As a result of the process of transforming Copel into a company with dispersed capital and no controlling shareholder, as detailed in Note 1, General Meetings of Debenture Holders were held to decide on consent to carry out the operation, by means of a financial compensation (waiver fee), so that the change in

shareholder control would not characterize an event of early maturity of the Company's debts. The financial compensation was conditional on the success of the offer, with payment within ten days of its settlement, and corresponds to a remuneration of 0.20%, multiplied by the remaining duration of the debentures, on their updated nominal value on the date of the Meetings, except for the 1st series of the 6th Issue of Copel GeT and the 4th Issue of Copel DIS, for which the remuneration rate is 0.15% on the updated nominal value on the date of the Meetings. The financial payments were settled in August 2023.

The financial covenants contained in the debenture agreements are presented as follows:

Company	Contractual Instrument	Annual financial ratio	Limit
Copel GeT	4th issue of Debentures 5th issue of Debentures 6th issue of Debentures 7th issue of Debentures 8th issue of Debentures	Consolidated net debt / Consolidated EBITDA Debt service coverage ratio	≤ 3.5 ≥ 1.5
Copel DIS	4th issue of Debentures 5th issue of Debentures 6th issue of Debentures 7th issue of Debentures 8th issue of Debentures		
Nova Asa Branca I Nova Asa Branca II Nova Asa Branca III Nova Eurus IV Ventos de Santo Uriel	2nd issue of Debentures	Debt service coverage ratio	≥ 1.3
Cutia	1st issue of Debentures	Debt service coverage ratio (a)	≥ 1.2

(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A. The contract establishes that, should the index be in the range between 1.10 and 1.20, the value of the funds invested in the Reserve Account must be complemented so that the total reaches the index of 1.20, within 2 days of the release of the financial statements.

22. Post-employment Benefits

The Company and its subsidiaries sponsor private retirement and pension plans (Unified Plan and Plan III) and Healthcare Plan for medical and dental care ("ProSaúde II" and "ProSaúde III" Plans) for their active employees and their legal dependents. The lifetime sponsorship of the Healthcare Plan for retirees, pensioners and legal dependents is only applied to "Prosaúde II" plan participants. Fundação Copel de Previdência e Assistência is the entity that manages these plans.

22.1 Pension plan

The Unified Plan is a Defined Benefit plan - BD in which the income is predetermined, according to each individual's salary. This plan is closed for new participants since 1998.

The Plan III, the only plan available for new participants, is a Variable Contribution - CV plan in the contributory phase and, after retirement, it becomes a Defined Benefit - BD plan.

22.2 Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits and conditions set in "ProSaúde II" and "ProSaúde III" Plans' regulations. Coverage includes periodic medical exams in both plans and is extended to all retirees and pensioners for life only in the "ProSaúde II" plan.

22.3 Statement of financial position and statement of income

Amounts recognized in liabilities, under post-employment benefits, are summarized below:

		Parent Company		Consolidated
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Pension plans	2	8	54	949
Healthcare plans	26,449	26,839	1,091,569	1,069,088
	26,451	**26,847**	**1,091,623**	**1,070,037**
Current	**3,816**	**2,957**	**85,557**	**73,814**
Noncurrent	**22,635**	**23,890**	**1,006,066**	**996,223**

Amounts recognized in the statement of income are shown below:

				Parent Company
	09.30.2023	09.30.2022	07.01.2023 to 09.30.2023	07.01.2022 to 09.30.2022
Employees				
Pension plans	2,241	1,641	712	487
Healthcare plan - post employment	2,402	1,312	801	437
Healthcare plan - active employees	1,206	1,186	425	351
	5,849	**4,139**	**1,938**	**1,275**
Management				
Pension plans	504	493	172	164
Healthcare plan	58	51	20	17
	562	**544**	**192**	**181**
	6,411	**4,683**	**2,130**	**1,456**

				Consolidated
		Restated		Restated
	09.30.2023	09.30.2022	07.01.2023 to 09.30.2023	07.01.2022 to 09.30.2022
Employees				
Pension plans	40,651	39,977	12,936	12,816
Healthcare plan - post employment	96,489	104,191	32,162	34,731
Healthcare plan - active employees	56,058	50,570	18,854	16,268
	193,198	**194,738**	**63,952**	**63,815**
Management				
Pension plans	861	863	277	284
Healthcare plan	150	111	51	38
	1,011	**974**	**328**	**322**

22.4 Changes in post-employment benefits

	Parent Company	Consolidated
Balance as of January 1, 2023	**26,847**	**1,070,037**
Appropriation of actuarial calculation	2,402	97,595
Appropriation of pension and healthcare contributions	4,103	99,487
Amortizations	(6,901)	(164,195)
Reclassification (a)	-	(11,301)
Balance as of September 30, 2023	**26,451**	**1,091,623**

(a) Reclassification to Liabilities classified as held for sale (Note 39).

23. Sectorial Charges Payable

Consolidated	09.30.2023	12.31.2022
Energy Development Account - CDE	58,438	41,122
Global Reversal Reserve - RGR	4,921	5,366
	63,359	**46,488**

24. Research and Development and Energy Efficiency

In accordance with Law No. 9,991/2000 and supplementary regulations, concession operators and licensees of electric power generation and transmission are required to allocate annually the percentage of 1% of their net operating regulatory revenue to research and development of the electricity sector activities, and the electric power distribution concession operators must segregate this same percentage into the research and development and energy efficiency programs of the electricity sector.

The registered balances of Research and Development - R&D and Energy Efficiency Program - EEP are shown in the table below:

Consolidated	Disbursed and not completed	Balance to be collected	Balance to disburse	Balance as of 09.30.2023	Balance as of 12.31.2022
Research and Development - R&D					
FNDCT	-	7,318	-	7,318	6,588
MME	-	3,658	-	3,658	3,314
R&D	161,910	1,442	49,164	212,516	260,243
	161,910	**12,418**	**49,164**	**223,492**	**270,145**
Energy efficiency program - EEP					
Procel	-	17,185	-	17,185	11,960
EEP	141,626	5,139	169,602	316,367	332,653
	141,626	**22,324**	**169,602**	**333,552**	**344,613**
	303,536	**34,742**	**218,766**	**557,044**	**614,758**
			Current	**348,765**	**370,244**
			Noncurrent	**208,279**	**244,514**

National Fund for Scientific and Technological Development - FNDCT
National Program of Electricity Conservation - Procel

24.1 Changes in R&D and EEP balances

Consolidated	FNDCT	MME	R&D	Procel	EEP	Total
Balance as of January 1, 2023	**6,588**	**3,314**	**260,243**	**11,960**	**332,653**	**614,758**
Additions	36,003	18,000	36,022	6,033	24,136	120,194
Performance agreement	-	-	-	-	3,362	3,362
Interest rate (Note 32)	-	-	4,708	(808)	17,010	20,910
Payments	(35,273)	(17,656)	(7,404)	-	(11,282)	(71,615)
Concluded projects	-	-	(72,600)	-	(49,512)	(122,112)
Reclassification (a)	-	-	(8,453)	-	-	(8,453)
Balance as of September 30, 2023	**7,318**	**3,658**	**212,516**	**17,185**	**316,367**	**557,044**

(a) Reclassification to Liabilities classified as held for sale (Note 39).

25. Accounts Payable Related to Concessions

Consolidated	Company	Grant	Signature	Closing	Discount rate	Annual Adjustment	09.30.2023	12.31.2022
HPP Mauá	Copel GeT	06.29.2007	07.03.2007	06.2049	5.65% p.y.	IPCA	22,961	21,587
HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	31,356	30,518
HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	9,307	9,050
HPP Guaricana	Copel GeT	03.03.2020	03.03.2020	03.2025	7.74% p.y.	IPCA	1,560	2,200
HPP Fundão and HPP Santa Clara	Elejor	10.23.2001	10.25.2001	05.2037	11.00% p.y.	IGPM	818,217	874,187
							883,401	**937,542**
						Current	100,083	105,003
						Noncurrent	783,318	832,539

Discount rate applied to calculate present value

Real and net discount rate, compatible with the estimated long-term rate, not being linked to the expectation of return from the project.

Payment to the federal government

Monthly installments equivalent to 1/12 of the annual payment restated, as defined in the concession agreement.

25.1 Changes in accounts payable related to concessions

Balance as of January 1, 2023	**937,542**
Additions	894
Adjustment to present value	(55,115)
Monetary variations	87,280
Payments	(87,200)
Balance as of September 30, 2023	**883,401**

26. Right-of-use Asset and Lease Liability

26.1 Right-of-use asset

Consolidated	Balance as of January 1, 2023	Additions	Remeasurement adjustment	Amortization	Loss on disposal	Reclassification (a)	Balance as of September 30, 2023
Real estate	136,489	16,231	18,088	(8,742)	(971)	(10,456)	150,639
Vehicles	113,018	9,174	4,873	(41,387)	-	(510)	85,168
Equipment	11,873	1,356	537	(8,055)	(323)	(484)	4,904
	261,380	**26,761**	**23,498**	**(58,184)**	**(1,294)**	**(11,450)**	**240,711**

(a) Reclassification to Assets classified as held for sale (Note 39)

26.2 Lease liability

26.2.1 Changes in lease liability

		Parent Company	Consolidated
Balance as of January 1, 2023		**4,809**	**273,756**
Additions		-	26,761
Remeasurement adjustment		2,508	23,498
Charges		404	18,197
Amortization - principal		(362)	(54,149)
Payment - charges		(405)	(18,160)
Loss on disposal		-	(2,044)
Reclassification (a)		-	(12,335)
Balance as of September 30, 2023		**6,954**	**255,524**
	Current	**460**	**52,757**
	Noncurrent	**6,494**	**202,767**

(a) Reclassification to Liabilities classified as held for sale (Note 39).

The Company defines the discount rate based on the nominal interest rate applied to the last fundraising, disregarding subsidized or incentivized funding. The interest rates applied range from 3.58% to 15.55% p.a.

26.2.2 Maturity of noncurrent installments

2024	15,278
2025	35,760
2026	32,703
2027	12,565
2028	12,026
After 2028	212,484
Undiscounted amounts	**320,816**
Imputed interest	(118,049)
Lease liabilities balance	**202,767**

26.2.3 Potential PIS/Cofins recoverable rights

The following table shows the potential PIS/Cofins recoverable rights embedded in the leasing consideration, according to the expected payment periods.

Cash Flows	Nominal value	Present value
Lease consideration	448,015	255,524
Potential Pis/Cofins	**34,416**	**20,767**

26.3 Impact of forecast inflation on discounted cash flows

In accordance with CPC 06 (R2) / IFRS 16, in measuring and remeasuring lease liabilities and right-of-use assets, the Company used the discounted cash flow method without considering forecast future inflation, according to the prohibition imposed by the standard.

However, given the current reality of long-term interest rates in the Brazilian economic environment, the table below shows the comparative balances between the information recorded in accordance with CPC 06 (R2) / IFRS 16 and the amount that would be recorded considering forecast inflation:

Consolidated	Balance in accordance with IFRS 16	Inflation projected balance	%
Lease liabilities	255,524	329,868	29.09%
Right to use assets	240,711	287,849	19.58%
Financial expense	17,188	22,192	29.11%
Amortization expense	55,647	62,910	13.05%

26.4 Commitments from leases and rentals

For leases of low value assets, such as computers, printers and furniture, short-term leases, as well as for leases of land for development of wind power generation projects, whose payment is made based on variable remuneration, the amounts are recognized in the statement of income as operating costs and/or expenses (Note 31.6). The balance of commitments from leases and rentals is shown below:

Consolidated	Less than 1 year	1 to 5 years	Over 5 years	09.30.2023
Commitments from leases and rentals	10,801	46,294	212,002	269,097

26.5 Receivables from leases

Consolidated	Less than 1 year	1 to 5 years	Over 5 years	Total 09.30.2023
Facilities sharing	1,688	6,751	21,616	30,055

27. Other Accounts Payable

Consolidated		09.30.2023	12.31.2022
Fair value in the purchase and sale of power (Note 34.2.10)		978,133	738,703
Generation deviation - wind projects (Note 34.2.9)		236,728	184,813
Public lighting rate collected		50,529	52,520
Payments/returns to consumers		52,537	50,652
Aneel Order No. 084/2017 provision		41,272	38,145
Pledges in guarantee		34,106	29,924
Financial offset for the use of water resources		28,845	28,511
Other liabilities		119,377	123,585
		1,541,527	**1,246,853**
	Current	**739,440**	**601,619**
	Noncurrent	**802,087**	**645,234**

28. Provisions for Legal Claims and Contingent Liabilities

The Company and its subsidiaries are responsible for several legal and administrative proceedings before different courts. Based on assessments made by the Company's legal counsel, Management makes provisions for legal claims in which the losses are rated probable, when the criteria for recognition of provisioning described in Note 4.11 of the financial statements as of December 31, 2022 are met.

The Company's management believes it is impracticable to provide information regarding the timing of any

cash outflows related to the lawsuits for which the Company and its subsidiaries are responsible on the date of preparation of the financial statements, in view of the unpredictability and dynamics of the Brazilian judicial, tax and regulatory systems, and that the final resolution depends on the conclusions of the lawsuits. For this reason, this information is not provided.

28.1 Change in provision for legal claims

Parent company	Balance as of January 1, 2023	Income Additions	Income Reversals	Settlements	Balance as of September 30, 2023
Tax					
Cofins	123,564	5,731	-	-	129,295
Others	35,671	1,690	-	(155)	37,206
	159,235	**7,421**	**-**	**(155)**	**166,501**
Labor	**3,514**	**2,587**	**-**	**(1,234)**	**4,867**
Employee benefits	**745**	**60**	**(516)**	**-**	**289**
Civil	**640,948**	**4,078**	**(7,617)**	**-**	**637,409**
	804,442	**14,146**	**(8,133)**	**(1,389)**	**809,066**

Consolidated	Balances as of January 1, 2023	Income: Provision for litigations Additions	Income: Provision for litigations Reversals	Income: Construction cost Reversals	Additions (Reversals) to assets	Settlements	Transfers/ Others (a)	Balances as of September 30, 2023
Tax								
Cofins	123,564	5,731	-	-	-	-	-	129,295
Others	78,186	15,622	(5,921)	-	-	(13,768)	7,108	81,227
	201,750	**21,353**	**(5,921)**	-	-	**(13,768)**	**7,108**	**210,522**
Labors	**536,464**	**56,952**	**(9,808)**	-	**(92)**	**(125,524)**	**(427)**	**457,565**
Employee benefits	**30,126**	**9,915**	**(4,328)**	-	-	**(512)**	**110**	**35,311**
Civil								
Civil and administrative claims	958,111	77,449	(11,725)	-	278	(96,708)	(16,077)	911,328
Easements	138,724	1,237	-	(18,805)	3,415	(6,393)	-	118,178
Expropriations and property	154,912	6,077	(1,116)	(4,349)	(33,010)	8	-	122,522
Customers	3,750	285	(1,676)	-	-	-	-	2,359
Environmental	5,269	880	(813)	-	-	-	-	5,336
	1,260,766	**85,928**	**(15,330)**	**(23,154)**	**(29,317)**	**(103,093)**	**(16,077)**	**1,159,723**
Regulatory	**8,493**	**84,653**	**(2,494)**	-	-	**(88)**	-	**90,564**
	2,037,599	**258,801**	**(37,881)**	**(23,154)**	**(29,409)**	**(242,985)**	**(9,286)**	**1,953,685**

(a) Reclassification mainly to Liabilities associated with assets classified as held for sale (Note 39).

28.2 Details of provisions for legal claims and contingent liabilities

The following table shows the details of the provisions for legal claims recorded and, in addition, the amounts of contingent liabilities, which are present obligations arising from past events, but without provisions recognized because it is not probable an outflow of resources that incorporate economic benefits to settle the obligation.

	Description	Parent Company				Consolidated			
		Provisions		Contingent liabilities		Provisions		Contingent liabilities	
		09.30.2023	12.31.2022	09.30.2023	12.31.2022	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Tax									
Cofins	Requirement of the Federal Revenue Service for the period from August 1995 to December 1996, due to the termination of a judicial decision that has recognized the Company's exemption from Cofins.	129,295	123,564	8,980	9,550	129,295	123,564	8,980	9,550
INSS	Tax requirements related to the social security contribution.	31,691	30,899	59,079	56,479	31,691	30,899	115,209	56,790
Federal taxes	Administrative requirements and questions from Receita Federal do Brasil (Federal Revenue Service).	-	-	39,802	47,843	2,254	2,100	40,117	53,682
ICMS (VAT)	Administrative requirements and questions from the State regarding the payment of ICMS (VAT) on the Company's invoices.	-	-	-	-	7,179	4,035	26,758	24,930
IPTU	Tax Requirement on Urban Territorial Property (IPTU) on properties affected by the public electricity service.	5,253	4,738	920	645	9,771	9,332	171,684	152,113
ISS	City halls tax requirement as ISS on construction services provided by third parties.	-	-	-	-	218	181	61,776	56,731
Other	Taxes, fees and other federal, state and municipal taxes in which the Company discusses the levy or not, as well as its bases and amounts for payment	262	34	2,895	63,292	30,084	31,639	108,946	149,518
		166,501	**159,235**	**111,676**	**177,809**	**210,492**	**201,750**	**533,470**	**503,314**
Labor	Charging of overtime, hazardous work, transfer surcharge, equalization / salary adjustment, among others, by employees and former employees of Copel; collection of indemnity installments and others, by ex-employees of contractors and outsourced companies (subsidiary responsibility).	**4,867**	**3,514**	**7,686**	**2,479**	**457,653**	**536,374**	**422,774**	**378,737**
Employee benefits	Labor claims filed by former retired employees against Fundação Copel, which will consequently cause repercussions for the Company and its wholly-owned subsidiaries, to the extent that additional contributions are required.	**289**	**745**	**329**	**311**	**35,311**	**30,126**	**10,445**	**12,716**
Regulatory									
ESBR	ESBR filed Ordinary Lawsuit No. 10426-71.2013.4.01.4100 against ANEEL in the Federal Court of Rondônia, whose ruling: (i) acknowledged the exclusion of liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution 1,732/2013, which had recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, pending judgment by the Federal Court of the 1st Region. The practical consequence of the ruling was, at the time it exempted ESBR, to expose the distributors with whom it entered into power trading contracts (CCEARs) to the Short-Term Market and to the high value of the Settlement Price of the Differences (Preço de Liquidação das Diferenças - PLD, in Portuguese) in the period, including Copel DIS. This occurred because the rules for the sale of electricity require that all energy consumed should have a corresponding contractual coverage. If the lawsuits are judged unfavorably against Copel, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.	-	-	-	-	-	-	1,119,556	1,130,845
Colíder exclusion of liability	Discussion on the value of the Tariff for use of the transmission system - TUST and monetary adjustment on energy values referring to the exclusion of liability period. As a result of the court injunction that excluded the delay period for the Colíder HPP from being responsible for the delivery of energy contracted in the Regulated Contracting Environment ("ACR"), CCEE proceeded to credit, valued to PLD, the energy previously backed to comply with ACR contracts. However, in the event of failure in the lawsuit, the Company must return the amounts credited, updated by the IGPM. Further information on the lawsuit is presented in Note 7.2	-	-	-	-	-	-	298,249	320,044
"MCSD" (Surplus and Deficit Compensation Mechanism)	Discussion of the merits involving an administrative appeal aimed at rectifying the methodology and parameters used in the calculation for processing the "MCSD" of Existing Energy for the contracts renegotiated by Copel GeT under the terms of Order No. 1,395/2019, the effects of which are suspended by Order No. 2,094/2023. Technical Note No. 114/2023-SGM/Aneel issued on October 11, 2023 recommends that Aneel's board of directors partially approve Copel GeT's administrative request.					82,999	-	-	-
Other	Aneel's notifications about possible breaches of regulatory standards	-	-	-	-	7,565	8,493	45,840	45,718
		-	-	-	-	**90,564**	**8,493**	**1,463,645**	**1,496,607**

(continued)

		Parent Company				Consolidated			
		Provisions		Contingent liabilities		Provisions		Contingent liabilities	
	Description	09.30.2023	12.31.2022	09.30.2023	12.31.2022	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Civil									
Tobacco growers	Actions whose main cause is the lack of electricity causing loss of production.	-	-	-	-	56,178	73,366	52,734	71,237
Arbitration	Arbitration protected by secrecy and confidentiality, in the early stage of award settlement.	620,881	629,056	334,423 (a)	338,779	620,875	629,056	334,423 (a)	338,779
Civil and administrative law	Other actions involving billing, supposed irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network and accident with vehicles.	16,528	11,831	481	5,681	128,384	154,550	332,633	549,115
Indemnification to third parties (civil)	Actions for indemnity for resulting from damages caused during the construction of power plants. The execution of the sentence began without the previously determined accounting expertise. In the 1st degree, Copel challenged the execution and presented an insurance policy as a guarantee until a decision on the performance of an expert examination and excess of the value. As there was still no favorable position on the merits, the risk was reassessed with a change in the provisioned balance.	-	-	-	-	105,824	101,076	103,158	98,940
Easements	Discussion between the amount determined by Copel for payment and the amount claimed by the property owner and/or when the owner's documentation supporting title to the property may not be registered (when probate proceedings are still in progress, properties have no registry number with the land registry, etc.), intervention in third-party adverse possession, either as a confronter, or in case of a property where there are areas of easement of passage, in order to preserve the limits and boundaries of expropriated areas.	-	61	-	-	118,178	138,841	26,313	31,063
Expropriations and property	Discussion between the amount assessed by Copel for payment and the amount claimed by the owner, and / or when the owner's documentation does not present conditions for registration (inventories in progress, properties without registration, among others); actions for repossession of real estate owned by the concessionaire; intervention in the adverse possession of third parties, as a confrontant, in order to preserve the limits and confrontations of the expropriated areas.	-	-	-	-	122,523	154,943	23,014	38,030
Consumers	Lawsuits seeking compensation for damages caused in household appliances, industrial and commercial machines, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers, challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation economic plan) was in effect and claiming reimbursement for the amounts paid by the Company.	-	-	-	-	2,367	3,758	1,421	1,911
Environmental	Public civil and class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, Management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT. They also include the Commitment Agreements (Termos de Ajuste de Conduta - TAC, in Portuguese), which refer to the commitments agreed-upon and approved between the Company and the relevant bodies, for noncompliance with any condition provided for by the Installation and Operating Licenses.	-	-	-	-	5,336	5,266	233,348	216,380
		637,409	**640,948**	**334,904**	**344,460**	**1,159,665**	**1,260,856**	**1,107,044**	**1,345,455**
		809,066	**804,442**	**454,595**	**525,059**	**1,953,685**	**2,037,599**	**3,537,378**	**3,736,829**

(a) refers to the estimate of possible loss of a total, monetarily restated, of R$2,928,699 of the plaintiff's claim.

29. Equity

29.1 Capital

	09.30.2023	12.31.2022
Capital	12,831,619	10,800,000
(-) Transaction costs in issuing shares	(14,941)	-
	12,816,678	**10,800,000**

The capital increase of R$2,016,678 refers to the value of the share issue of R$2,031,619 net of transaction costs of R$14,941 and was recorded after the settlement of the public share offering, as described in Note 1.

The table below presents the composition of the share capital by shares (without nominal value).

09.30.2023									Number of shares in units	
	Common shares		Preferred shares						Total	
			Class "A"		Class "B"		Special class			
	number of shares	%	number of shares	%	number of shares	%	number of shares	%	number of shares	%
State of Paraná	358,562,509	27.57	-	-	116,081,402	6.91	1	100.00	474,643,912	15.91
BNDESPAR	131,161,562	10.09	-	-	524,646,248	31.24	-	-	655,807,810	21.99
Other shareholders	810,623,229	62.34	3,128,000	100.00	1,038,607,640	61.85	-	-	1,852,358,869	62.10
	1,300,347,300	**100.00**	**3,128,000**	**100.00**	**1,679,335,290**	**100.00**	**1**	**100.00**	**2,982,810,591**	**100.00**

The special class preferred share was created under the terms of State Law No. 21,272/2022. As long as the State of Paraná holds shares representing at least 10% of the total shares issued by the Company, this share will grant veto power in General Meeting deliberations that authorize the administrators to approve and execute the Annual Investments by Copel DIS, aimed at changing the Company's name and headquarters, and amending the clauses of the bylaws related to the limitation so that no shareholder or group of shareholders will exercise votes corresponding to more than 10% of the total and the celebration of shareholder agreements for the exercise of voting rights.

29.2 Equity valuation adjustments

	Parent company	Consolidated
Balance as of January 1, 2023	**593,382**	**593,382**
Realization of equity evaluation adjustment		
Deemed cost of fixed assets	-	(37,349)
Taxes on adjustments	-	12,698
Deemed cost of fixed assets - equity, net of taxes	(24,651)	-
Other adjustments		
Adjustments on financial assets - subsidiaries	-	(6,008)
Taxes on other adjustments	-	2,043
Adjustments on financial assets - equity, net of taxes	(2,774)	-
Attributed to non-controlling interest	**-**	**1,191**
Balance as of September 30, 2023	**565,957**	**565,957**

29.3 Earnings per share - basic and diluted

Parent company	Continuing operations	Discontinued operations	09.30.2023	Continuing operations	Discontinued operations	09.30.2022
Basic and diluted numerator						
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders						
Common shares	566,085	(52,494)	513,591	183,107	(5,031)	178,076
Class "A" preferred shares	1,775	(165)	1,610	598	(16)	582
Class "B" preferred shares	952,956	(88,370)	864,586	320,890	(8,818)	312,072
	1,520,816	**(141,029)**	**1,379,787**	**504,595**	**(13,865)**	**490,730**
Basic and diluted denominator						
Weighted average of shares (in thousands)						
Common shares	1,097,333,485	1,097,333,485	1,097,333,485	1,054,090,460	1,054,090,460	1,054,090,460
Class "A" preferred shares	3,128,000	3,128,000	3,128,000	3,128,000	3,128,000	3,128,000
Class "B" preferred shares	1,679,335,290	1,679,335,290	1,679,335,290	1,679,335,290	1,679,335,290	1,679,335,290
	2,779,796,775	**2,779,796,775**	**2,779,796,775**	**2,736,553,750**	**2,736,553,750**	**2,736,553,750**
Basic and diluted earnings per share attributable to controlling shareholders						
Common shares	0.51587	(0.04783)	0.46804	0.17371	(0.00477)	0.16894
Class "A" preferred shares	0.56746	(0.05262)	0.51484	0.19108	(0.00525)	0.18583
Class "B" preferred shares	0.56746	(0.05262)	0.51484	0.19108	(0.00525)	0.18583

Parent company	Continued operations	Discontinued operations	07.01.2023 to 09.30.2023	Continued operations	Discontinued operations	07.01.2022 to 09.30.2022
Basic and diluted numerator						
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders:						
Common shares	172,265	(2,529)	169,736	138,551	(6,858)	131,693
Class "A" preferred shares	501	(7)	494	452	(22)	430
Class "B" preferred shares	269,128	(3,953)	265,175	242,807	(12,018)	230,789
	441,894	**(6,489)**	**435,405**	**381,810**	**(18,898)**	**362,912**
Basic and diluted denominator						
Weighted average of shares (in thousands):						
Common shares	1,182,409,437	1,182,409,437	1,182,409,437	1,054,090,460	1,054,090,460	1,054,090,460
Class "A" preferred shares	3,128,000	3,128,000	3,128,000	3,128,000	3,128,000	3,128,000
Class "B" preferred shares	1,679,335,290	1,679,335,290	1,679,335,290	1,679,335,290	1,679,335,290	1,679,335,290
	2,864,872,727	**2,864,872,727**	**2,864,872,727**	**2,736,553,750**	**2,736,553,750**	**2,736,553,750**
Basic and diluted earnings per share attributable to controlling shareholders						
Common shares	0.14569	(0.00214)	0.14355	0.13144	(0.00650)	0.12494
Class "A" preferred shares	0.16026	(0.00235)	0.15791	0.14459	(0.00716)	0.13743
Class "B" preferred shares	0.16026	(0.00235)	0.15791	0.14459	(0.00716)	0.13743

29.4 Dividends

On September 20, 2023, Copel's Board of Directors approved the distribution of interim and intercalar dividends in the form of Interest on Equity - JSCP, in the amount of R$958,000, to be credited to shareholders as follows: R$456,920 based on result for the first half of 2023, payment of which is scheduled to occur on November 30, 2023; R$456,920 based on the remaining balance of the results for the first half of 2023 and R$44,160 from the uncapitalized profit retention reserve balance from previous years, the payment of which will occur together with the dividends approved at the Ordinary General Meeting that decides on the allocation of the result of 2023. These JSCP values, net of taxes withheld at source, will be attributed to the mandatory dividend for the year 2023, according to criteria established in the Company's Bylaws and, once the mandatory amount is reached, such proceeds will be considered as additional dividend for the year 2023.

30. Net Operating Revenue

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Sectorial charges	Service tax (ISSQN)	Net revenue 09.30.2023	Net revenue Restated 09.30.2022
Electricity sales to final customers	7,501,392	(611,861)	(887,844)	(248,010)	-	5,753,677	5,746,937
Electricity sales to distributors	3,215,726	(416,255)	(12,274)	(48,487)	-	2,738,710	2,832,912
Use of the main distribution and transmission grid	7,920,485	(664,971)	(1,009,810)	(1,897,714)	-	4,347,990	3,532,405
Construction income	1,746,127	-	-	-	-	1,746,127	1,591,794
Fair value of assets from the indemnity for the concession	41,898	-	-	-	-	41,898	45,045
Result of sectorial financial assets and liabilities	969,376	(89,667)	-	-	-	879,709	1,209,056
Other operating revenue	453,584	(46,767)	(34)	-	(3,124)	403,659	312,412
	21,848,588	(1,829,521)	(1,909,962)	(2,194,211)	(3,124)	15,911,770	15,270,561

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Sectorial charges	Service tax (ISSQN)	Net revenue 07.01.2023 to 09.30.2023	Net revenue Restated 07.01.2022 to 09.30.2022
Electricity sales to final customers	2,661,738	(217,470)	(311,109)	(109,222)	-	2,023,937	1,750,075
Electricity sales to distribuitors	1,168,546	(149,467)	(4,311)	(16,168)	-	998,600	996,566
Use of the main distribution and transmission grid	2,791,391	(232,313)	(421,360)	(635,190)	-	1,502,528	1,171,966
Construction income	616,653	-	-	-	-	616,653	563,740
Fair value of assets from the indemnity for the concession	8,283	-	-	-	-	8,283	(13,918)
Result of sectorial financial assets and liabilities	301,108	(27,852)	-	-	-	273,256	530,548
Other operating revenue	138,467	(16,724)	1	-	(1,012)	120,732	109,465
	7,686,186	(643,826)	(736,779)	(760,580)	(1,012)	5,543,989	5,108,442

30.1 Revenue details

Consolidated	09.30.2023	Restated 09.30.2022	07.01.2023 to 09.30.2023	Restated 07.01.2022 to 09.30.2022
Electricity sales to final customers	**7,501,392**	**9,095,527**	**2,661,738**	**2,309,820**
Consumers - Power distribution	4,815,821	6,509,464	1,745,734	1,440,104
Free consumers	2,032,590	2,025,048	687,800	694,158
Donations and grants	652,981	561,015	228,204	175,558
Electricity sales to distributors	**3,215,726**	**3,368,620**	**1,168,546**	**1,182,740**
Bilateral contracts	1,538,836	2,169,128	491,018	727,251
Regulated contracts	1,271,127	774,293	563,845	266,282
Electric Energy Trade Chamber - CCEE	317,853	336,042	88,132	178,196
Effective interest - grant bonus (Note 9.2)	87,910	89,157	25,551	11,011
Use of the main distribution and transmission grid	**7,920,485**	**7,687,821**	**2,791,391**	**2,347,367**
Consumers	7,243,908	6,998,469	2,578,494	2,270,836
Concessionaires and generators	75,538	63,644	30,753	21,276
Operating and maintenance income - O&M and interest income	601,039	625,708	182,144	55,255
Construction income	**1,746,127**	**1,591,794**	**616,653**	**563,740**
Power distribution service concession	1,665,959	1,493,455	608,079	530,166
Power transmission concession (a)	80,168	98,339	8,574	33,574
Fair value of assets from the indemnity for the concession	**41,898**	**45,045**	**8,283**	**(13,918)**
Result of sectorial financial assets and liabilities	**969,376**	**1,332,293**	**301,108**	**584,626**
Other operating revenue	**453,584**	**358,372**	**138,467**	**124,255**
Leasing and rent (30.2)	344,030	270,029	114,655	98,000
Fair value in the purchase and sale of power	-	-	(28,177)	-
Income from rendering of services	31,179	48,413	8,974	9,929
Other income	78,375	39,930	43,015	16,326
GROSS OPERATING REVENUE	**21,848,588**	**23,479,472**	**7,686,186**	**7,098,630**
(-) Pis/Pasep and Cofins	(1,829,521)	(1,898,564)	(643,826)	(629,161)
(-) ICMS (VAT)	(1,909,962)	(3,367,161)	(736,779)	(637,214)
(-) Service tax (ISSQN)	(3,124)	(5,033)	(1,012)	(1,325)
(-) Sectorial charges (30.3)	(2,194,211)	(2,938,153)	(760,580)	(722,488)
NET OPERATING REVENUE	**15,911,770**	**15,270,561**	**5,543,989**	**5,108,442**

(a) The balance contains the amount of construction revenue, the construction margin and the efficiency gain or loss as detailed in Note 10.3

30.2 Leases and rentals

30.2.1 Revenue from leases and rentals

	09.30.2023	09.30.2022	07.01.2023 to 09.30.2023	07.01.2022 to 09.30.2022
Equipment and structures	342,499	268,736	114,031	97,559
Facilities sharing	1,531	1,293	624	441
	344,030	**270,029**	**114,655**	**98,000**

30.3 Regulatory charges

Consolidated	09.30.2023	Restated 09.30.2022	07.01.2023 to 09.30.2023	Restated 07.01.2022 to 09.30.2022
Energy Development Account - "CDE " - Power distribution service concession (30.3.1)	1,976,062	2,009,649	683,993	660,613
Other charges - rate flags (30.3.2)	805	724,405	59	554
Research and development and energy efficiency - R&D and EEP	120,194	114,368	42,794	39,770
Global Reversion Reserve - RGR quota	35,051	29,672	10,189	5,603
Energy Development Account - "CDE " - Power transmission concession	50,773	49,714	19,722	10,967
Inspection fee	11,326	10,345	3,823	4,981

30.3.1 Energy Development Account - CDE - power distribution concession

CDE, created by Law no. 10438/2002, amended by Law No. 12783/2013, which aims to promote energy development in the national territory, has as one of its fund sources the tariff charge attributed to end consumers in the tariff processes and periodically paid by the distributor. Annual charge amounts are defined by Aneel through approval resolutions and managed by CCEE.

As of June 2023, the Company began to pay the monthly CDE Water Shortage Account fee of R$6,454. This payment will be made over the next 4 years and refers to the return of the amount of R$145,844 received in 2022 to cover the additional costs associated with the water shortage situation that affected the country throughout 2021. The funds were centralized in the Water Shortage Account, created for this purpose, under the management of the CCEE.

In addition, as of June 2023, Copel DIS started collecting the CDE Distributed Generation - "GD", in the monthly amount of R$9,303, according to Resolution No. 3,175/2023. The subsidy stems from Law No. 14.300/2022, which established the Legal Framework for Distributed Micro and Mini-Generation - "MMGD".

The balance is as follows:

	Period	09.30.2023	09.30.2022
"CDE USO"	Quotas (a)	1,651,746	1,748,359
	Covid Account (b)	137,583	137,583
	Water shortage (c)	986	-
		1,790,315	**1,885,942**
"CDE ENERGIA"	Covid Account (b)	123,707	123,707
	Water shortage (c)	24,830	-
	Distributed Generation (d)	37,210	-
		185,747	**123,707**
		1,976,062	**2,009,649**

(a) "CDE Uso": Resolution No. 3,175/2023 (april-december/23); Resolution No. 3,165/2022 (january-march/23), Resolution No. 3,034/2022 (may-december/22); Resolution No. 3,004/2021 (january-april/22).
(b) "CDE Uso" and "CDE Energia" - Covid Account: Order No. 939/2021 (june/21 to december/25).
(c) "CDE Uso" and "CDE Energia" - Water shortage: Order No. 10,939/2022 and Resolution No. 1,008/2022.
(d) "CDE Energia" - Distributed Generation: Resolution No. 3,175/2023 (june-december/23).

30.3.2 Tariff flag

The tariff flag system was created by Aneel Regulatory Resolution No. 547/2013, effective from 2015, to indicate whether an increase in the electric energy value to be passed on to end consumers would apply depending on the conditions for electricity generation. Since the improvement in hydric conditions in the country, the green flag has prevailed, with no additional tariffs.

30.4 Copel DIS annual tariff adjustment

The result of the 2023 Annual Tariff Adjustment of Copel DIS was approved by Aneel through Resolution No. 3,209 of June 20, 2023, authorizing the average readjustment of 10.50% perceived by consumers (4.9% in June 2022), with application to tariffs from June 24, 2023. The average readjustment was 8.31% for high voltage consumers and 11.73% for low voltage consumers (9.32% and 2.68% in 2022).

31. Operating Costs and Expenses

Parent company	General and administrative expenses	Other operational income (expenses), net	09.30.2023	09.30.2022
Manageable costs and expenses				
Personnel and management (31.2)	(54,649)	-	(54,649)	(27,894)
Pension and healthcare plans (Note 22.3)	(6,411)	-	(6,411)	(4,683)
Materials	(748)	-	(748)	(539)
Third-party services	(47,449)	-	(47,449)	(29,454)
Credit losses, provisions and reversals (31.4)	-	11,651	11,651	(4,845)
Other operational income (expenses)	(17,704)	6,754	(10,950)	(20,115)
	(126,961)	**18,405**	**(108,556)**	**(87,530)**
Other				
Depreciation and amortization	(1,409)	(841)	(2,250)	(1,872)
	(128,370)	**17,564**	**(110,806)**	**(89,402)**

Parent company	General and administrative expenses	Other operational income (expenses), net	07.01.2023 to 09.30.2023	Restated 07.01.2022 to 09.30.2022
Manageable costs and expenses				
Personnel and management (31.2)	(28,037)	-	(28,037)	(9,624)
Pension and healthcare plans (Note 22.3)	(2,130)	-	(2,130)	(1,456)
Materials	(324)	-	(324)	(102)
Third-party services	(31,678)	-	(31,678)	(10,540)
Credit losses, provisions and reversals (31.4)	-	633	633	7,460
Other operational income (expenses)	(9,263)	591	(8,672)	(10,159)
	(71,432)	**1,224**	**(70,208)**	**(24,421)**
Other				
Depreciation and amortization	(488)	(280)	(768)	(641)
	(71,920)	**944**	**(70,976)**	**(25,062)**

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operational expenses, net	09.30.2023	Restated 09.30.2022
Non-manageable costs and expenses						
Electricity purchased for resale (31.1)	(5,694,126)	-	-	-	(5,694,126)	(6,024,123)
Charge of the main distribution and transmission grid	(2,118,488)	-	-	-	(2,118,488)	(1,858,728)
Materials and supplies for power electricity	(17,654)	-	-	-	(17,654)	-
	(7,830,268)	-	-	-	**(7,830,268)**	**(7,882,851)**
Manageable costs and expenses						
Personnel and management (31.2)	(1,069,281)	-	(492,409)	-	(1,561,690)	(728,178)
Pension and healthcare plans (Note 22.3)	(132,412)	-	(61,797)	-	(194,209)	(195,712)
Materials	(56,990)	-	(7,761)	-	(64,751)	(64,183)
Third-party services (31.3)	(534,912)	(97)	(193,343)	-	(728,352)	(544,926)
Credit losses, provisions and reversals (31.4)	54,000	(47,812)	-	(210,960)	(204,772)	(226,564)
Other operational costs and expenses, net (31.6)	(173,557)	(33,575)	(59,329)	(61,648)	(328,109)	(358,484)
	(1,913,152)	**(81,484)**	**(814,639)**	**(272,608)**	**(3,081,883)**	**(2,118,047)**
Other						
Depreciation and amortization	(949,801)	-	(45,557)	(31,874)	(1,027,232)	(914,882)
Construction cost (31.5)	(1,734,494)	-	-	-	(1,734,494)	(1,573,307)
Hydrological risk renegotiation - GSF (Note 17.2)	-	-	-	26,405	26,405	-
	(2,684,295)	-	**(45,557)**	**(5,469)**	**(2,735,321)**	**(2,488,189)**
	(12,427,715)	**(81,484)**	**(860,196)**	**(278,077)**	**(13,647,472)**	**(12,489,087)**

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operational expenses, net	07.01.2023 to 09.30.2023	Restated 07.01.2022 to 09.30.2022
Non-manageable costs and expenses						
Electricity purchased for resale (31.1)	(1,995,559)	-	-	-	(1,995,559)	(2,166,216)
Charge of the main distribution and transmission grid	(764,852)	-	-	-	(764,852)	(595,186)
Materials and supplies for power electricity	(7,175)	-	-	-	(7,175)	-
	(2,767,586)	-	-	-	**(2,767,586)**	**(2,761,402)**
Manageable costs and expenses						
Personnel and management (31.2)	(581,599)	-	(277,543)	-	(859,142)	(236,338)
Pension and healthcare plans (Note 22.3)	(44,028)	-	(20,252)	-	(64,280)	(64,137)
Materials	(20,639)	-	(2,858)	-	(23,497)	(20,142)
Third-party services (31.3)	(184,989)	(63)	(80,633)	-	(265,685)	(196,110)
Credit losses, provisions and reversals (31.4)	16,079	(31,805)	-	(125,445)	(141,171)	(55,588)
Other operational costs and expenses, net (31.6)	(60,315)	(9,541)	(21,427)	(11,254)	(102,537)	(128,200)
	(875,491)	**(41,409)**	**(402,713)**	**(136,699)**	**(1,456,312)**	**(700,515)**
Other						
Depreciation and amortization	(321,616)	-	(14,974)	(11,188)	(347,778)	(305,986)
Construction cost (31.5)	(615,011)	-	-	-	(615,011)	(557,378)
Hydrological risk renegotiation (GSF)	-	-	-	26,405	26,405	-
	(936,627)	-	**(14,974)**	**15,217**	**(936,384)**	**(863,364)**
	(4,579,704)	**(41,409)**	**(417,687)**	**(121,482)**	**(5,160,282)**	**(4,325,281)**

31.1 Electricity purchased for resale

Consolidated	09.30.2023	09.30.2022	07.01.2023 to 09.30.2023	07.01.2022 to 09.30.2022
Purchase of Energy in the Regulated Environment - CCEAR	2,733,586	2,620,554	901,620	916,205
Itaipu Binacional	727,924	1,092,451	262,672	378,077
Electric Energy Trade Chamber - CCEE	351,525	302,469	126,710	135,902
Bilateral contracts	1,451,261	1,939,807	540,684	755,703
Program for incentive to alternative energy sources - Proinfa	276,732	330,146	93,256	108,635
Micro and mini generators	779,695	477,941	280,518	153,676
Fair value in the purchase and sale of power	6,347	4,139	6,347	(13,254)
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(632,944)	(743,384)	(216,248)	(268,728)
	5,694,126	**6,024,123**	**1,995,559**	**2,166,216**

31.2 Personnel and management

				Parent company
	09.30.2023	09.30.2022	07.01.2023 to 09.30.2023	07.01.2022 to 09.30.2022
Personnel				
Employee compensation (a)	19,132	15,671	5,112	4,894
Social charges on payroll	5,916	5,333	1,895	1,756
Meal and education allowance	1,274	1,425	431	385
Voluntary retirement program (31.2.1)	17,102	(2,087)	17,102	-
	43,424	**20,342**	**24,540**	**7,035**
Management				
Management fees	5,726	5,482	1,960	1,832
Social charges on payroll	1,401	1,339	482	447
Other expenses	88	66	33	21
	7,215	**6,887**	**2,475**	**2,300**
Provisions for performance and profit sharing of employees and administrators	**4,010**	**665**	**1,022**	**289**
	54,649	**27,894**	**28,037**	**9,624**

(a) In 2023, R$3,584 were recorded referring to vacation benefit indemnity approved by the Collective Bargaining Agreement on January 19, 2023.

				Consolidated
		Restated		Restated
	09.30.2023	09.30.2022	07.01.2023 to 09.30.2023	07.01.2022 to 09.30.2022
Personnel				
Employee compensation (a)	560,562	431,556	141,149	139,508
Social charges on payroll	161,674	155,810	50,880	50,385
Meal and education allowance	80,732	71,880	26,018	23,184
Voluntary retirement program (31.2.1)	610,057	(8,926)	610,057	(400)
	1,413,025	**650,320**	**828,104**	**212,677**
Management				
Management fees	11,373	11,143	3,704	3,697
Social charges on payroll	2,897	2,754	957	907
Other expenses	203	195	68	67
	14,473	**14,092**	**4,729**	**4,671**
Provisions for performance and profit sharing of employees and administrators	**134,192**	**63,766**	**26,309**	**18,990**
	1,561,690	**728,178**	**859,142**	**236,338**

(a) In 2023, R$138,173 were recorded referring to vacation benefit indemnity approved by the Collective Bargaining Agreement on January 19, 2023.

31.2.1 Voluntary Dismissal Program - PDV

On August 24, 2023, the Voluntary Dismissal Program - PDV was established. On September 15, 2023, the subscription period ended, with the Company confirming 1,437 adhesions. The total provisioned refers to the amount that will be paid as compensation, plus 40% of the FGTS fine and the amounts of food assistance and the employer's subsidy relating to the monthly health plan fee, which will be paid by Copel for 12 months from the date of dismissal.

31.3 Third party services

Consolidated	09.30.2023	Restated 09.30.2022	07.01.2023 to 09.30.2023	Restated 07.01.2022 to 09.30.2022
Maintenance of electrical system	309,515	220,644	111,307	74,921
Maintenance of facilities	86,243	65,384	26,551	24,031
Communication, processing and transmission of data	79,628	67,615	26,002	20,727
Consumer service / call center	78,554	61,439	27,452	23,349
Consulting and audit (a)	64,925	36,942	34,510	14,546
Meter reading and bill delivery	44,110	40,200	14,654	13,363
Other services	65,377	52,702	25,209	25,173
	728,352	**544,926**	**265,685**	**196,110**

(a) The balance includes the amount of R$21,059 relating to the costs of obtaining waiver, in compliance with the covenants (Notes 20.3 and 21.3).

31.4 Credit losses, provisions and reversals

Parent company	09.30.2023	09.30.2022	07.01.2023 to 09.30.2023	07.01.2022 to 09.30.2022
Provision (reversal) for legal claims (Note 28)	(158)	(4,526)	(5,900)	1,087
Provision (reversal) for losses on equity interests	(11,493)	9,371	5,267	(8,547)
	(11,651)	**4,845**	**(633)**	**(7,460)**

Consolidated	09.30.2023	Restated 09.30.2022	07.01.2023 to 09.30.2023	Restated 07.01.2022 to 09.30.2022
Provision for legal claims (Note 28)	208,530	113,090	122,339	28,939
Impairment (reversal of impairment) of assets				
Power generation concession contract (Note 9.3)	(2,585)	9,395	(231)	1,329
Property, plant and equipment - generation segment (Note 16.4)	(51,415)	-	(15,848)	-
Expected credit losses - Trade accounts and Other receivables	47,812	107,562	31,805	25,659
Tax credits estimated losses (reversal of losses)	2,430	(3,483)	3,106	(339)
	204,772	**226,564**	**141,171**	**55,588**

31.5 Construction costs

Consolidated	09.30.2023	Restated 09.30.2022	07.01.2023 to 09.30.2023	Restated 07.01.2022 to 09.30.2022
Materials	1,085,077	893,092	399,815	314,727
Third party services	484,157	522,912	156,182	191,478
Personnel	139,648	130,439	46,330	43,372
Other	25,612	26,864	12,684	7,801
	1,734,494	**1,573,307**	**615,011**	**557,378**

31.6 Other operating costs and expenses, net

Consolidated		Restated		Restated
			07.01.2023	07.01.2022
	09.30.2023	09.30.2022	to 09.30.2023	to 09.30.2022
Financial offset for the use of water resources	103,689	97,246	40,232	41,436
Collection charge	33,576	36,172	9,541	12,078
Net losses (gains) in the decommissioning and disposal of asset	48,552	26,532	5,084	(2,964)
Leasing and rent	23,424	24,426	6,530	10,027
Insurance	33,408	30,690	11,154	10,515
Taxes	16,295	64,548	6,571	42,605
Fair value of power generation concession assets	-	26,451	-	45
Aneel inspection fee	13,398	11,871	4,851	3,811
Compensation	18,588	12,026	5,554	3,762
Donations, contributions, grants, tax incentives (a)	1,915	2,240	609	1,358
Advertising and publicity				
Associação das Emissoras de Radiodifusão do Paraná - AER	9,450	8,644	3,094	2,949
Publicity	5,307	8,669	3,720	4,249
Sponsorship	1,999	1,739	894	624
Talento Olímpico Paranaense - TOP	5,225	3,887	3,330	2,987
Other net income, costs and expenses (b)	13,283	3,343	1,373	(5,282)
	328,109	**358,484**	**102,537**	**128,200**

(a) The balance includes the Company's social investments in education, culture, health, sports, among others, including incentive donations used as a tax benefit.

(b) The balance includes revenue of R$1,030 from the sale of UEGA's investment in the affiliate Estação Osasco Desenvolvimento Imobiliário S.A.

32. Financial Results

				Parent company
			07.01.2023	07.01.2022
	09.30.2023	09.30.2022	to 09.30.2023	to 09.30.2022
Financial income				
Return on financial investments	42,690	30,799	38,008	5,842
Interest on taxes to be offset	11,138	3,409	3,817	1,142
Income and monetary restatement of judicial deposits	5,991	6,480	1,959	2,931
Other financial income	19,671	10,323	1,148	2,331
(-) Pis/Pasep and Cofins taxes on financial income	(3,421)	(2,086)	(1,999)	(446)
	76,069	**48,925**	**42,933**	**11,800**
(-) Financial expenses	**-**			
Monetary and exchange variation and debt charges	-	77,543	-	3,968
PIS/Pasep/Cofins taxes on interest on capital	70,754	24,188	69,496	11,810
Interest on lease liabilitie (Note 26.2)	404	303	151	111
Other financial expenses	6,382	7,290	3,685	2,458
	77,540	**109,324**	**73,332**	**18,347**
Net	**(1,471)**	**(60,399)**	**(30,399)**	**(6,547)**

				Consolidated
		Restated		Restated
			07.01.2023	07.01.2022
	09.30.2023	09.30.2022	to 09.30.2023	to 09.30.2022
Financial income				
Arrears charges on bills	156,334	218,517	43,664	59,677
Return on financial investments	367,440	297,398	168,252	108,936
Remuneration of net sectorial assets and liabilities (Note 8)	55,755	97,984	9,850	22,224
Income and monetary restatement of judicial deposits	41,392	31,628	13,115	12,364
Interest on taxes to be offset	50,974	49,784	17,421	18,121
Monetary variation and adjustment to present value of accounts payable related to the concession (Note 25.1)	69,059	2,877	12,883	(318)
Monetary variation over the Itaipu power purchase	14,026	41,374	912	2,041
Other financial income	71,335	15,626	8,455	15,880
(-) Pis/Pasep and Cofins taxes on financial income	(29,865)	(31,583)	(10,375)	(10,628)
	796,450	**723,605**	**264,177**	**228,297**
(-) Financial expenses				
Monetary and exchange variation and debt charges	1,355,043	1,106,596	442,960	341,402
Monetary variation on the provision (a)	75,993	30,641	4,746	20,024
Monetary variation and adjustment to present value of accounts payable related to the concession (Note 25.1)	101,224	128,737	33,441	8,667
Interest on tax installments	31,006	27,358	10,127	10,345
Interest on R&D and EEP (Note 24.1)	20,155	23,579	6,604	7,740
Interest on lease liabilitie (Note 26.2)	17,259	14,158	5,617	5,277
Remuneration of net sectorial assets and liabilities (Note 8)	3,774	9,679	845	2,383
Monetary variation over the Itaipu power purchase	7,785	26,424	6,073	11,890
PIS/Pasep/Cofins taxes on interest on capital	70,754	24,188	69,496	11,810
Derivatives fair value - forward contract	-	2,907	-	-
Other financial expenses	12,746	44,106	7,078	25,244
	1,695,739	**1,438,373**	**586,987**	**444,782**
	(899,289)	**(714,768)**	**(322,810)**	**(216,485)**
(-) Restatement of provision for allocation of PIS and Cofins credits (Note 12.2.1)	-	1,011,370	-	-
Net	**(899,289)**	**(1,726,138)**	**(322,810)**	**(216,485)**

(a) the amount refers mainly to the monetary variation on the provision for allocation of PIS and Cofins credits (Note 12.2.1 - b)

33. Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Company and by key strategic decision-makers responsible for allocating funds and assessing performance.

33.1 Products and services from which the reportable segments have their revenues generated

The Company operates in reportable segments identified by Management, through the chief officers of each business area, taking into consideration the regulatory environments, the strategic business units and the different products and services. These segments are managed separately, since each business and each company require different technologies and strategies.

Until September 30, 2023, all sales have been to customers within the Brazilian territory, in addition, all noncurrent assets are also located in the national territory. The Company and its subsidiaries did not identify any customer who individually accounts for more than 10% of their total net revenue until September 30, 2023.

The Company evaluates the performance of each segment, based on information derived from the accounting records. The accounting policies of the operating segments are the same as those described in Note 4 of the financial statements as of December 31, 2022.

33.2 Company's reportable segments

Power generation and transmission (GET) - its attribution is to produce electricity from hydraulic, wind, and thermal projects **(GER)** and to provide services of transmission and transformation of electric power, being responsible for the construction, operation and maintenance of substations, as well for the energy transmission lines **(TRA)**; for managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is presented separately;

Power distribution (DIS) - its attribution is to provide public electricity distribution services, being responsible for the operation and maintenance of the distribution infrastructure, as well as providing related services;

GAS - its attribution is to provide public service of piped natural gas distribution The segment will be discontinued after the completion of the Compagas divestment process (Note 39);

Power sale (COM) - its attribution is to trade energy and related services;

Holding and Services - its attribution is the provision of services and participation in other companies.

33.3 Assets by reportable segment

ASSETS	Electric Energy			GAS	Holding and Services	Reclassi-fications Note 39	Intersegment operations	Consolidated
09.30.2023	GET	DIS	COM					
TOTAL ASSETS	**26,202,547**	**21,856,768**	**2,009,434**	**1,161,723**	**5,951,833**	**1,267,926**	**(2,748,842)**	**55,701,389**
CURRENT ASSETS	**3,609,359**	**5,389,773**	**1,024,926**	**378,799**	**4,803,441**	**425,887**	**(2,318,447)**	**13,313,738**
NONCURRENT ASSETS	**22,593,188**	**16,466,995**	**984,508**	**782,924**	**1,148,392**	**842,039**	**(430,395)**	**42,387,651**
Long term assets	6,880,100	8,362,882	974,029	65,551	920,173	88,260	(432,477)	16,858,518
Investments	3,401,116	443	-	-	164,907	-	-	3,566,466
Property, plant and equipment	10,800,690	-	534	-	46,265	36,372	(72,744)	10,811,117
Intangible assets	1,415,339	7,973,290	5,902	705,924	6,703	705,958	97,723	10,910,839
Right-of-use asset	95,943	130,380	4,043	11,449	10,344	11,449	(22,897)	240,711

ASSETS 12.31.2022	Electric Energy			GAS	Holding and Services	Intersegment operations	Consolidated
	GET	DIS	COM				
TOTAL ASSETS	**24,917,856**	**20,538,815**	**1,808,971**	**1,083,713**	**2,244,405**	**(890,060)**	**49,703,700**
CURRENT ASSETS	**3,237,725**	**4,937,240**	**990,867**	**282,714**	**1,311,618**	**(1,432,915)**	**9,327,249**
NONCURRENT ASSETS	**21,680,131**	**15,601,575**	**818,104**	**800,999**	**932,787**	**542,855**	**40,376,451**
Long term assets	6,819,202	8,200,557	809,498	59,505	732,365	(178,982)	16,442,145
Investments	3,163,152	534	-	-	162,045	-	3,325,731
Property, plant and equipment	10,054,763	-	541	-	14,164	-	10,069,468
Intangible assets	1,559,776	7,257,827	6,193	726,107	5,987	721,837	10,277,727
Right-of-use asset	83,238	142,657	1,872	15,387	18,226	-	261,380

33.4 Statement of income by reportable segment

STATEMENT OF INCOME 09.30.2023	Electric Energy				GAS	Holding and Services	Reclassi-fications Note 39	Inter-segment operations	Consolidated
	GET		DIS	COM					
	GER	TRA							
CONTINUING OPERATIONS									
NET OPERATING REVENUE	**3,175,973**	**847,199**	**11,069,533**	**3,019,731**	**765,757**	**-**	**(764,755)**	**(2,201,668)**	**15,911,770**
Net operating revenue - third-parties	1,376,870	551,094	11,042,133	2,941,673	10,192	-	(10,192)	-	15,911,770
Net operating revenue - between segments	1,799,103	296,105	27,400	78,058	755,565	-	(754,563)	(2,201,668)	-
OPERATING COSTS AND EXPENSES	**(2,167,991)**	**(402,580)**	**(10,430,291)**	**(2,931,809)**	**(629,702)**	**(122,062)**	**835,295**	**2,201,668**	**(13,647,472)**
Energy purchased for resale	(180,306)	-	(4,489,552)	(2,901,011)	-	-	-	1,876,743	(5,694,126)
Charges for use of the main transmission grid	(493,578)	-	(1,971,815)	-	-	-	25,374	321,531	(2,118,488)
Personnel and management	(305,004)	(205,388)	(983,750)	(17,463)	(32,780)	(54,696)	37,391	-	(1,561,690)
Pension and healthcare plans	(37,130)	(24,625)	(125,133)	(1,424)	(4,506)	(6,416)	5,025	-	(194,209)
Materials and supplies	(10,858)	(4,159)	(48,957)	(60)	(1,071)	(749)	1,103	-	(64,751)
Raw materials and supplies for generation	(18,685)	-	-	-	-	-	123	908	(17,654)
Natural gas and supplies for gas business	-	-	-	-	(533,679)	-	533,679	-	-
Third party services	(181,960)	(36,637)	(467,631)	(2,887)	(10,097)	(48,562)	16,905	2,517	(728,352)
Depreciation and amortization	(640,807)	(12,015)	(385,557)	(1,563)	(30,367)	(3,722)	46,799	-	(1,027,232)
Provision for litigations	(66,872)	(38,613)	(105,593)	(424)	(257)	2,924	305	-	(208,530)
Reversal of impairment of assets	(96,424)	-	-	-	1,631	-	148,793	-	54,000
Other estimated losses, provisions and reversals	(5,269)	(1,299)	(40,844)	(2,831)	(772)	1	772	-	(50,242)
Construction cost	-	(68,535)	(1,665,959)	-	(10,188)	-	10,188	-	(1,734,494)
Hydrological Risk Renegotiation - GSF	26,405	-	-	-	-	-	-	-	26,405
Other operating costs and expenses, net	(157,503)	(11,309)	(145,500)	(4,146)	(7,616)	(10,842)	8,838	(31)	(328,109)
EQUITY IN EARNINGS OF INVESTEES	**12,496**	**228,274**	**-**	**-**	**-**	**3,905**	**-**	**-**	**244,675**
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	**1,020,478**	**672,893**	**639,242**	**87,922**	**136,055**	**(118,157)**	**70,540**	**-**	**2,508,973**
Financial income	271,250	51,786	364,640	27,998	24,872	103,964	(34,073)	(13,987)	796,450
Financial expenses	(594,677)	(277,906)	(695,608)	(264)	(34,043)	(146,174)	38,946	13,987	(1,695,739)
Update of provision for allocation of PIS and Cofins credits	-	-	-	-	-	-	-	-	-
OPERATING PROFIT (LOSS)	**697,051**	**446,773**	**308,274**	**115,656**	**126,884**	**(160,367)**	**75,413**	**-**	**1,609,684**
Income tax and social contribution	(178,751)	768	(2,444)	(34,780)	(43,239)	108,534	56,853	-	(93,059)
NET INCOME (LOSS) FROM CONTINUING OPERATI	**518,300**	**447,541**	**305,830**	**80,876**	**83,645**	**(51,833)**	**132,266**	**-**	**1,516,625**
Result of discontinued operations	-	-	-	-	-	-	(132,266)	-	(132,266)
NET INCOME (LOSS)	**518,300**	**447,541**	**305,830**	**80,876**	**83,645**	**(51,833)**	**-**	**-**	**1,384,359**

STATEMENT OF INCOME Restated 09.30.2022	Electric Energy GET GER	 TRA	 DIS	 COM	GAS	Holding and Services	Reclassi-fications Note 39	Inter-segment operations	Consolidated
CONTINUING OPERATIONS									
NET OPERATING REVENUES	**3,084,826**	**878,533**	**10,315,857**	**3,659,025**	**935,162**	**8,014**	**(1,030,476)**	**(2,580,380)**	**15,270,561**
Net operating revenue - third-parties	1,043,298	610,397	10,287,737	3,419,590	932,001	8,014	(1,030,476)	-	15,270,561
Net operating revenue - between segments	2,041,528	268,136	28,120	239,435	3,161	-	-	(2,580,380)	-
OPERATING COSTS AND EXPENSES	**(1,973,879)**	**(245,485)**	**(10,153,660)**	**(3,597,348)**	**(798,976)**	**(91,445)**	**980,763**	**2,580,380**	**(13,299,650)**
Energy purchased for resale	(292,594)	-	(4,433,361)	(3,579,136)	-	-	-	2,280,968	(6,024,123)
Charges for use of the main transmission grid	(441,205)	-	(1,734,129)	-	-	-	23,232	293,374	(1,858,728)
Personnel and management	(154,207)	(93,101)	(445,379)	(9,240)	(32,245)	(31,326)	37,320	-	(728,178)
Pension and healthcare plans	(36,591)	(23,359)	(127,278)	(1,329)	(4,170)	(7,610)	4,625	-	(195,712)
Materials and supplies	(9,667)	(4,079)	(50,059)	(37)	(1,084)	(597)	1,340	-	(64,183)
Raw materials and supplies for generation	(112,718)	-	-	-	-	-	109,767	2,951	-
Natural gas and supplies for gas business	-	-	-	-	(701,924)	-	701,924	-	-
Third party services	(141,780)	(27,837)	(362,280)	(2,186)	(10,408)	(31,770)	26,018	5,317	(544,926)
Depreciation and amortization	(583,984)	(10,325)	(334,669)	(255)	(31,717)	(3,429)	49,497	-	(914,882)
Provision (reversal) for litigations	(12,860)	703	(107,976)	44	17	4,238	2,744	-	(113,090)
Impairment of assets	(9,395)	-	-	-	(1,629)	-	1,629	-	(9,395)
Other estimated losses, provisions and reversals	(840)	2,035	(103,731)	(1,548)	(408)	5	408	-	(104,079)
Construction cost	-	(79,852)	(1,493,455)	-	(9,039)	-	9,039	-	(1,573,307)
Provision for allocation of PIS and Cofins credits	-	-	(810,563)	-	-	-	-	-	(810,563)
Other operating costs and expenses, net	(178,038)	(9,670)	(150,780)	(3,661)	(6,369)	(20,956)	13,220	(2,230)	(358,484)
EQUITY IN EARNINGS OF INVESTEES	**14,860**	**309,864**	-	-	-	**5,391**	-	-	**330,115**
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	**1,125,807**	**942,912**	**162,197**	**61,677**	**136,186**	**(78,040)**	**(49,713)**	-	**2,301,026**
Financial income	151,970	44,698	455,471	23,492	39,543	70,573	(56,383)	(5,759)	723,605
Financial expenses	(513,617)	(204,329)	(551,306)	(236)	(19,723)	(181,238)	26,317	5,759	(1,438,373)
Update of provision for allocation of PIS and Cofins credits	-	-	(1,011,370)	-	-	-	-	-	(1,011,370)
OPERATING PROFIT (LOSS)	**764,160**	**783,281**	**(945,008)**	**84,933**	**156,006**	**(188,705)**	**(79,779)**	-	**574,888**
Income tax and social contribution	(276,076)	(130,810)	390,967	(26,430)	(42,249)	(44,258)	43,189	-	(85,667)
NET INCOME (LOSS) FROM CONTINUING OPERAT	**488,084**	**652,471**	**(554,041)**	**58,503**	**113,757**	**(232,963)**	**(36,590)**	-	**489,221**
Result of discontinued operations	-	-	-	-	-	-	36,590	-	36,590
NET INCOME (LOSS)	**488,084**	**652,471**	**(554,041)**	**58,503**	**113,757**	**(232,963)**	-	-	**525,811**

33.5 Additions to noncurrent assets by reportable segment

09.30.2023	Electric Energy GET	 DIS	 COM	GAS	Holding and Services	Consolidated
Contract assets	-	1,424,498	-	14,095	-	**1,438,593**
Property, plant and equipment	(5,421)	-	47	-	33,251	**27,877**
Intangible assets	3,858	-	1,057	-	1,192	**6,107**
Right-of-use asset	837	22,168	-	-	3,756	**26,761**

34. Financial Instruments

34.1 Categories and determination of fair value of financial instruments

Consolidated	Note	Level	09.30.2023		12.31.2022	
			Book value	Fair value	Book value	Fair value
Financial assets						
Fair value through profit or loss						
Cash and cash equivalents (a)	5	1	5,557,791	5,557,791	2,678,457	2,678,457
Bonds and securities (b)	6	2	554,568	554,568	431,056	431,056
Accounts receivable - distribution concession (c)	9.1	3	1,786,668	1,786,668	1,442,819	1,442,819
Accounts receivable - generation concession (c)	9.3	3	71,227	71,227	68,642	68,642
Fair value in the purchase and sale of power (d)	11	3	1,314,842	1,314,842	1,081,758	1,081,758
Other temporary investments (e)		1	16,748	16,748	15,372	15,372
Other temporary investments (e)		2	14,714	14,714	10,247	10,247
			9,316,558	**9,316,558**	**5,728,351**	**5,728,351**
Amortized cost						
Collaterals and escrow accounts (a)			-	-	157	157
Trade accounts receivable (a)	7		3,734,316	3,734,316	3,451,869	3,451,869
Sectorial financial assets (a)	8		155,697	155,697	381,398	381,398
Accounts receivable - concessions - bonus from the grant (g)	9.2		788,738	889,433	766,832	866,653
			4,678,751	**4,779,446**	**4,600,256**	**4,700,077**
Fair value through other comprehensive income						
Certified Emission Reductions - CERs (j)			4,287	4,287	10,295	10,295
			4,287	**4,287**	**10,295**	**10,295**
Total financial assets			**13,999,596**	**14,100,291**	**10,338,902**	**10,438,723**
Financial liabilities						
Fair value through profit or loss						
Fair value in the purchase and sale of power (d)	27	3	978,133	978,133	738,703	738,703
			978,133	**978,133**	**738,703**	**738,703**
Amortized cost						
Sectorial financial liabilities (a)	8		750,905	750,905	483,255	483,255
ICMS installment payment (f)	12.2.4		43,291	39,270	48,320	43,419
Special Tax Regularization Program - Pert (f)	12.2		387,485	325,878	404,075	340,025
PIS and Cofins to be refunded to consumers (a)	12.2.1		683,624	683,624	1,995,158	1,995,158
Accounts payable to suppliers (a)	19		2,312,017	2,312,017	2,215,470	2,215,470
Loans and financing (f)	20		5,418,567	5,148,365	4,694,957	4,171,789
Debentures (h)	21		9,896,728	9,726,472	7,887,077	7,688,396
Accounts payable related to concession (i)	25		883,401	985,973	937,542	1,051,710
			20,376,018	**19,972,504**	**18,665,854**	**17,989,222**
Total financial liabilities			**21,354,151**	**20,950,637**	**19,404,557**	**18,727,925**

Different levels are defined as follows:

Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;

Level 2: obtained through other variables in addition to quoted prices included in Level 1, which are observable for the assets or liabilities;

Level 3: obtained through assessment techniques which include variables for the assets or liabilities, which however are not based on observable market data.

Determining fair values

a) Equivalent to their respective book values due to their nature and terms of realization.

b) Fair value is calculated based on information made available by the financial agents and the market values of the bonds issued by the Brazilian government.

c) Financial assets with fair values similar to book values (Note 4.4 of the financial statements as of December 31, 2022).

d) The fair values of assets and liabilities are equivalent to their book values (Note 4.15 of the financial statements as of December 31, 2022).

e) Investments in other companies, stated at fair value, which is calculated according to the price quotations published in an active market, for assets classified as level 1 and determined in view of the comparative assessment model for assets classified as level 2.

f) The cost of the last funding carried out by the Company, CDI + spread of 2.19%, was used as a basic assumption for the discount of the expected payment flows, except for contracts with Banco do Nordeste do Brasil - BNB that have the fair value similar to the book value, in view of the contractual characteristics for the construction of specific infrastructure.

g) Receivables related to the concession agreement for providing electricity generation services under quota arrangements, having their fair value calculated by expected cash inflows, discounted at the rate established by Aneel auction notice 12/2015 (9.04%).

h) Calculated according to the quotation of the last trade in the secondary market through the average price of the Unit Price - PU on September 30, 2023, obtained from the Brazilian Association of Financial and Capital Market Entities - Anbima.

i) The actual pre-tax discount rate of 8.65% p.a. was used, compatible with the rate estimated by the Company for long-term projects.

j) Financial assets with fair values similar to book values (Note 4.2 of the financial statements as of December 31, 2022).

34.2 Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

34.2.1 Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or counterparty in a financial instrument, resulting from failure in complying with their contractual obligations.

Consolidated **Exposure to credit risk**	**09.30.2023**	**12.31.2022**
Cash and cash equivalents (a)	5,557,791	2,678,457
Bonds and securities (a)	554,568	431,056
Pledges and restricted deposits linked (a)	-	157
Trade accounts receivable (b)	3,734,316	3,451,869
Sectorial financial assets (c)	155,697	381,398
Accounts receivable - distribution concession (c)	1,786,668	1,442,819
Accounts receivable - concessions - bonus from the grant (d)	788,738	766,832
Accounts receivable - generation concessions (e)	71,227	68,642
Other temporary investments (f)	31,462	25,619
	12,680,467	**9,246,849**

a) The Company manages the credit risk of its assets in accordance with its policy of investing financial resources in federal banking institutions or in private banks with low credit risk, according to the local rating of the main rating agencies.

b) Risk of losses resulting from difficulties to receive amounts billed to customers related to internal and external factors. To mitigate this type of risk, the Company manages its accounts receivable, detecting customers most likely to default, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of service, as established in contract and regulatory standards.

c) Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Granting Authority, corresponding to the costs and investments not recovered through the tariff.

d) Management considers the risk of such credit to be low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG, which includes the annual amortization of this amount during the concession term.

e) For the generation concession assets, Aneel published Normative Resolution 596/2013, which deals with the definition of criteria for calculating the New replacement value (VNR), for the purposes of indemnification. In July 2021, Normative Resolution No. 942/2021 was published, later covered by Normative Resolution No. 1027/2022, which regulated the calculation of these values through the presentation of appraisal reports to be prepared by accredited companies. In August 2022, Copel filed with Aneel the assessment reports related to the residual values, with a base date of July 2015, for the HPP Governador Parigot de Souza - GPS and HPP Mourão - MOU, which, since January 2023, are being inspected by the regulatory agency. Management's expectation of indemnification for these assets supports recoverability of the balances recorded.

f) Risk arising from the possibility of the Company incurring losses due to stock market volatility. This type of risk involves external factors and is being managed through periodic assessments of the variations in the market.

34.2.2 Liquidity risk

The liquidity risk of the Company consists of the possibility of having insufficient funds, cash or other financial assets, to settle obligations on their scheduled maturity dates.

The Company manages liquidity risk by relying on a set of methodologies, procedures and instruments applied to secure ongoing control over financial processes to ensure proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

Short, medium and long-term business projections are made and submitted to Management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while concurrently keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Central Bank of Brazil Focus Report, which provides the average expectations of market analysts for these indicators for the current year and for the next 3 years. From 2027 on, the 2026 indicators are repeated throughout the forecast period.

Consolidated	Interest (a)	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
09.30.2023							
Loans and financing	Note 20	40,174	107,034	549,886	3,630,426	3,477,211	7,804,731
Debentures	Note 21	96,505	358,791	1,680,666	7,801,249	3,775,105	13,712,316
Accounts payable related to concession	Rate of return + IGP-M and IPCA	9,142	18,294	82,468	482,378	1,999,175	2,591,457
Accounts payable to suppliers	-	2,009,529	225,435	18,399	58,654	-	2,312,017
PIS and Cofins to be refunded to consumers	Note 12.2.1	-	-	279,295	486,210	-	765,505
Special Tax Regularization Program - Pert	Selic	5,133	10,372	48,247	291,681	108,382	463,815
ICMS installment payment	Selic	935	1,889	8,771	37,737	-	49,332
Sectorial financial liabilities	Selic	60,910	123,595	583,346	31,528	-	799,379
Lease liability	Note 26	2,225	4,483	14,227	47,612	271,803	340,350
		2,224,553	849,893	3,265,305	12,867,475	9,631,676	28,838,902

(a) Effective interest rate - weighted average.

As disclosed in Notes 20.3 and 21.3, the Company and its subsidiaries have loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.

34.2.3 Market risk

Market risk is the risk that the fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.

a) Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in foreign exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The effect of the exchange rate variation resulting from the power purchase agreement with Itaipu is transferred to customers in Copel DIS's next tariff adjustment. The exchange rate risk in the purchase of gas by Compagas is mitigated by the monitoring and transfer of the price variation to customers through tariff, when possible. The Company maintains permanent monitoring of these fluctuations.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis to measure the impact of the devaluation of the US dollar on its financial liabilities subject to currency risk.

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by CPC 40 (R1) / IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these interim financial information, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

For the baseline scenario, the accounting balances recorded on the date of these interim financial information were considered and for the probable scenario, the Company considers the balance updated with the exchange rate variation - prevailing at the end of the period (R$/US$5.00) based on the median market expectation for 2023 according to the Central Bank of Brazil Focus Report. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, because of extraordinary events that may affect the economic scenario.

Foreign exchange risk	Risk	Baseline 09.30.2023	Projected scenarios Probable	Scenario 1	Scenario 2
Financial liabilities					
Suppliers					
Itaipu	USD appreciation	(203,726)	309	(50,545)	(101,399)
		(203,726)	**309**	**(50,545)**	**(101,399)**

b) Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or increase financial expenses related to the assets and liabilities raised in the market.

The Company has not entered derivative contracts to cover this risk but has been continuously monitoring interest rates and market indexes to observe any need for contracting.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by CPC 40 (R1) / IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these interim financial information, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

For the baseline scenario, the accounting balances recorded on the date of these interim financial information were considered and for the probable scenario, the Company considers the balances updated with the variation of the indicators (CDI/Selic - 11.75%, IPCA - 4.65%, IGP-M - 3.56% and TJLP - 6.84%) estimated as market average projections for 2023 according to the Central Bank of Brazil Focus Report, except TJLP that considers the Company's internal projection. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, because of extraordinary events that may affect the economic scenario.

		Baseline	Projected scenarios		
Interest rate risk and monetary variation	**Risk**	**09.30.2023**	**Probable**	**Scenario 1**	**Scenario 2**
Financial assets					
Bonds and securities	Low CDI/Selic	554,568	15,619	11,830	7,978
Collaterals and escrow accounts	Low CDI/Selic	-	265	264	262
Sectorial financial assets	Low Selic	155,697	4,385	3,322	2,238
Accounts receivable - concessions	Low IPCA	2,575,406	29,431	22,167	14,841
Accounts receivable - generation concessions	Undefined (a)	71,227	-	-	-
		3,356,898	**49,700**	**37,583**	**25,319**
Financial liabilities					
Loans and financing					
Banco do Brasil	High CDI	(751,568)	(21,166)	(26,195)	(31,128)
Banco Itaú	High CDI	(1,007,459)	(28,373)	(35,114)	(41,727)
BNDES	High TJLP	(1,600,980)	(26,715)	(33,193)	(39,594)
BNDES	High IPCA	(393,673)	(4,499)	(5,600)	(6,692)
Banco do Nordeste	High IPCA	(1,599,264)	(18,276)	(22,749)	(27,186)
Banco do Brasil - BNDES Transfer	High TJLP	(52,199)	(871)	(1,082)	(1,291)
Other	No risk	(13,424)	-	-	-
Debentures	High CDI/Selic	(6,730,154)	(189,540)	(234,572)	(278,747)
Debentures	High IPCA	(3,081,552)	(35,215)	(43,835)	(52,384)
Debentures	High TJLP	(85,022)	(1,419)	(1,763)	(2,103)
Sectorial financial liabilities	High Selic	(750,905)	(21,148)	(26,172)	(31,101)
ICMS installment payment	High Selic	(43,291)	(1,219)	(1,509)	(1,793)
Special Tax Regularization Program - Pert	High Selic	(387,485)	(10,913)	(13,505)	(16,049)
Accounts payable related to concession	High IGP-M	(818,217)	7,381	5,517	3,666
Accounts payable related to concession	High IPCA	(65,184)	(745)	(927)	(1,108)
		(17,380,377)	**(352,718)**	**(440,699)**	**(527,237)**

(a) Risk assessment still requires ruling by the Concession grantor.

34.2.4 Electricity shortage risk

Most of the installed capacity in Brazil currently comes from hydroelectric generation, which makes Brazil and the geographic region in which we operate subject to unpredictable hydrological conditions, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

Considering the strong wind generation in the Northeast, biomass generation in the Southeast and the rainy season with affluent natural energies that raised the reservoirs to comfortable values during 2022 and 2023, it is estimated that the risk of energy shortages in the remainder of 2023 and 2024 are minimized.

The energy supply guarantee criteria are currently established by the National Energy Policy Council – "CNPE". With reason, the responsible bodies keep the energy deficit risk indicators within the safety margin in all subsystems.

34.2.5 Risk of Generation Scaling Factor - GSF impacts

The Energy Reallocation Mechanism ("MRE") is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, that there is a need for a centralized operation associated with a centrally calculated optimal price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through contracts. This value, which enables the registration of bilateral contracts, is known as assured energy ("GF") and is calculated centrally. Unlike the Settlement price for differences (PLD), which is calculated on a weekly basis, GF, as required by Law, is recalculated every five years, with a limit of increase or decrease, restricted to 5% by revision or 10% in the concession period.

The contracts need to have guarantee. This is done, especially, through the allocation of power generated received from the MRE or purchase. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its contracts through purchases.

Whenever GSF multiplied by GF is less than the sum of contracts, the company will need to buy the difference in the spot market. However, whenever GSF multiplied by GF is greater than the total contracts, the company will receive the difference to the PLD.

For plants with contracts in the Free Contracting Environment ("ACL"), the main way to manage the low GSF risk is not to compromise the entire GF with contracts, as well as the timely repurchase of intra-annual energy approaches currently adopted by the Company.

For the contracts in the Regulated Contracting Environment ("ACR"), Law 13,203/2015 allowed the generators to contract insurance, by means of payment of a risk premium. Copel adopted this approach to protect contracts related to energy generated by the HPP Mauá, HPP Baixo Iguaçu, HPP Colíder and SHP Cavernoso II.

For the distribution segment, the effects of the GSF are perceived in the costs associated with quotas of Itaipu, of Angra, of the plants whose concessions were renewed in accordance with Law 12,783/2013 and the plants that renegotiated the hydrological risk in the ACR, in accordance with Law 13,203/2015. This is a financial risk since there is guarantee of neutrality of expenses with energy purchases through a tariff transfer.

The GSF risks are greatly reduced due to the improvement in the hydrological scenario in 2022 and 2023.

34.2.6 Risk of non-renewal of concessions - generation and transmission

The extension of energy generation and transmission concessions, achieved by Law No. 9,074/1995, is regulated by Law No. 12,783/2013, amended by Law No. 14,052/2020, regarding to the deadline for requesting the extension of concessions under the physical guarantee quota system.

According to the mentioned law, the concession operator should request extension of concession at least 36 months before the end date of the contract or act of granting for hydroelectric power plants and electric power transmission enterprises, and 24 months before the end date of the contract or act of granting for thermoelectric plants. The Granting Authority may advance effects of extension by up to 60 months counted as of contract or grant date and may also define initial tariff or revenue, which includes the definition of the tariff or initial revenues for the generation ventures (RAG - Annual Generation Revenue) and transmission ventures (RAP - Permitted Annual Revenue).

Concessions for hydroelectric power generation and electric power transmission may be extended, at the discretion of the Granting Authority, only once, for a period of up to 30 years. Thermoelectric power generation concessions have an extension term limited to 20 years.

In 2018, Decree No. 9.271/2018 was published, amended by Decrees No. 10.135/2019, No. 10.893/2021 and No. 11.307/2022, which regulated the granting of concession contracts in the electricity sector associated with privatization through sale of control by holder of a public service concession for electricity generation, having as one of the conditionings factors the alteration of the exploration regime to Independent Power Producer (IPP). According to the Decree, the manifestation of sale of the concession must take place within up to 42 months from the date of the related formal agreement, and any sale must take place within up to 12 months from the concession end date. If sale of control of the venture does not occur within the specified period, the plant must be subject to auction by the Granting Authority and the same concessionaire can participate in the auction if it meets the qualification conditions.

Some of the generation projects of Copel had their concession period extended due to the effects of the GSF renegotiation, which established the compensation through an extension of the concession period of the plants contemplated by Law No. 13,203/2015, resulting in the approval of the extension period of the concession of these plants through of Ratifying Resolutions No. 2,919/2021 and No. 2,932/2021.

On November 25, 2022, Copel expressed to the Granting Authority its interest in obtaining a thirty-year concession for the HPPs Governor José Richa, Governor Ney Aminthas de Barros Braga and Governor Bento Munhoz da Rocha Netto. On April 12, 2023, Ordinance No. 726/2023 was published, establishing additional conditions for the granting of new concession contracts. As described in Note 1, the process of transforming Copel into a "Corporation" was completed, which will enable the Company to maintain 100% participation in these plants.

With respect to HPP São Jorge, whose concession ends in 2026, Copel did not express interest in the renewal and intends, at the end of the concession, to request Aneel to convert the granting of concession into granting of registration.

Regarding TPP Figueira concession, which expired in March 2019, the plant went through a modernization process that provided direct benefits such as improved energy efficiency and reduced emissions of pollutants in the atmosphere, compared to the old plant. The plant was released for commercial operation on December 7, 2022, through Order No. 3,502/2022 On October 31, 2023, the Company filed a letter with the Ministry of Mines and Energy requesting the withdrawal of the intention to extend the concession of TPP Figueira, formulated in 2017, with immediate return to the Granting Authority of all reversible assets, rights and privileges linked to TPP Figueira and with the corresponding compensation to Copel GeT for the reversion of the assets..

According to the Law No. 14,052/2020, the Company may express its intention to extend the concession of the HPP Apucaraninha until January 2024, and the HPP Guaricana and HPP Chaminé until July and August 2025, respectively. If the Company does not express an interest in the extension of the current regime at its final term, be granted to the Company in the condition of registration, and the other concessions, at their final term, must be returned to the Granting Authority.

Regarding the transmission segment, the only Copel GeT concession to expire in the next ten years is the Concession Contract No. 75/2001, referring to Transmission Line Bateias-Jaguariaíva 230 kV, which will expire on August 17, 2031.

Additionally, regarding the extension of transmission concession contracts, on December 29, 2022 Decree No. 11,314 was published, determining that the extension of transmission concessions may be carried out only when the bidding process is unfeasible or results in damage to the public interest and will be carried out without the advance indemnity of the assets linked to the provision of the service, conditioned to the acceptance by the concessionaire in relation to the revenue and other conditions of the amendment to be prepared by Aneel.

34.2.7 Risk on non-renewal of concessions - distribution of electricity

The fifth amendment to Copel DIS concession contract No. 46/1999 imposes economic and financial efficiency covenants and quality indicators that, if not complied with, may result in the termination of the concession, in accordance with the provisions of the contract, particularly the right to full defense and adversary system.

The Aneel approved Normative Resolution No. 896/2020, consolidated by Normative Resolution No. 948/2021, which establishes the indicators and procedures for monitoring efficiency in relation to the continuity of supply and the economic-financial management of public electricity distribution service concessions from the year 2021.

Indicators and penalties

Year	Indicator	Criteria	Penalties
From 2021	Economic - financial efficiency	in the base year	Capital Increase (a) Limitation on distribution of dividends and interest on capital Restrictive regime for contracts with related parties
		2 consecutive years	Concession termination
	Quality Indicators	in the base year	Results plan
		2 consecutive years or 3 of the previous 5 calendar years	Limitation on distribution of dividends and interest on capital
		3 consecutive years	Concession termination

(a) Within 180 days from the end of each fiscal year, in the totality of the insufficiency that occurs to reach the Minimum Economic and Financial Sustainability Parameter.

Targets set for Copel Distribuição

			Quality - limits		Quality - performed	
Year	**Economic and Financial Management**	**Realized**	**DECi**	**FECi**	**DECi**	**FECi**
2022	{Net Debt / [EBITDA (-) QRR ≥ 0]} ≤ 1 / (1,11 * Selic)	Achieved	9.19	6.80	7.98	5.29
2023	{Net Debt / [EBITDA (-) QRR ≥ 0]} ≤ 1 / (1,11 * Selic)	-	8.69	6.39	-	-

Net Debt: Gross debt deducted from financial assets, with the exception of financial assets and financial liabilities in administrative or judicial discussion. The accounts that make up the gross debt and financial assets are defined in the attachment VIII to Aneel Resolution No 948/2021.

QRR: Regulatory Reinstatement Share or Regulatory Depreciation Expense. This value will be the one defined in the last Periodic Tariff Review, updated by the variation of the Regulatory Portion B and calculated on a pro rata basis.
Recurring EBITDA: Earnings Before Interest (Financial Result), Taxes (Income Taxes), Depreciation and Amortization.

Quality indicators: For the years 2022 to 2026, the annual thresholds are set out in Resolution No. 10,231/2021.

The calculation of results occurs at the end of each calendar year, when the annual disclosure of results in the Regulatory Financial Statements ("DCR").

34.2.8 Risk of overcontracting and undercontracting of electricity

Under the current regulatory model, the agreement for purchase of electric power by distributors is regulated by Law 10,484/2014 and Decree 5,163/2004, which determine that the purchase of energy must be in the volume necessary to serve 100% of the distributor market.

The difference between the costs remunerated by the tariff and those effectively incurred in the power purchases are fully passed on to captive consumers, as long as the distributor presents a contracting level between 100% and 105% of its market, plus the amounts of involuntary overcontracting recognized by the regulator.

Copel DIS estimates ending the year with a contracting level of 113.2% but considers that it has sufficient amounts of "involuntary over-contracting" to accommodate the estimated contracting for the year. Thus, there is no risk of penalization for overcontracting.

34.2.9 Risk of non-performance of wind farms

Contracts for the purchase and sale of energy from wind sources, sold through regulated auctions, have generation performance clauses, which establish a minimum amount of energy delivery, on an annual and/or four-year basis. The developments are subject to climatic factors associated with uncertainties in wind speed, which may result in energy production lower than the minimum amount of contracted energy. Such breach of contract may compromise the Company's future revenues. The balance recorded in liabilities referring to the non-performance is demonstrated in note 27.

34.2.10 Risk related to price of power purchase and sale transactions

The Company operates in the electricity purchase and sale market to achieve results with variations in the price of electricity, respecting the risk limits pre-established by Management. This activity, therefore, exposes the Company to the risk by the volatility of future electricity prices.

Future electricity purchase and sale transactions are recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of operations on the balance sheet date.

The table below shows the notional values of the electricity commercialization contracts on the date of these interim financial information, which have an average maturity of 95 months for purchase contracts and 20 months for sales contracts:

	Purchase	Sale
2023	162,087	164,104
2024	704,442	785,303
2025	777,785	824,282
2026	685,986	694,553
2027	616,352	591,103
2028 to 2040	3,456,595	4,316,478
	6,403,247	**7,375,823**

The fair value was estimated using the prices defined internally by the Company, which represented the best estimate of the future market price. The discount rate used is based on the NTN-B rate of return disclosed by Anbima on September 30, 2023, without inflation, adjusted for credit risk and additional project risk.

The balances referring to these outstanding transactions at the date of these interim financial information are stated below.

Consolidated	Assets	Liabilities	Net
Current	358,057	(307,455)	50,602
Noncurrent	956,784	(670,678)	286,106
	1,314,841	**(978,133)**	**336,708**

Sensitivity analysis of energy purchase and sale operations

The Company developed a sensitivity analysis to measure the impact of changes in future prices. For the base scenario, the accounting balances recorded on the date of these interim financial information were considered and for the probable scenario, the Company considers the balances updated with the market price curve and NTN-B rate on September 30, 2023. Additionally, the Company continues to monitor scenarios 1 and 2, which consider the 25% and 50% rise or fall applied to future prices considered in the probable scenario, because of extraordinary events that may affect the economic scenario.

Consolidated	Price variation	Baseline 09.30.2023	Projected scenarios		
			Probable	Scenario 1	Scenario 2
Unrealized gains (losses) on energy purchase and sale operations	Increase	336,708	336,708	296,945	257,185
	Decrease	336,708	336,708	376,467	416,228

34.2.11 Counterparty risk in the energy market

Since free energy market still does not have a counterparty acting as guarantor of all agreements (clearing house), there is a bilateral risk of default. Thus, the Company is exposed to the risk of failure in the supply of energy contracted by the buyer/seller. In the event of such failure, the Company is obliged to sell/acquire energy at the spot market price, being further subject to regulatory penalties and loss of amounts paid.

The Company follows a policy that establishes limits for possible operations with each counterparty, after analyzing its credit worthiness, maturity and history.

In addition, even if our policy is more restrictive and the counterparties present good financial condition, the Company is exposed to systemic events in which the default of one agent ends up affecting other energy trading companies in a "domino effect" until reaching the Company's counterparties.

34.3 Capital management

The Company seeks to keep a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management also strives to maintain a balance between the highest possible returns with more adequate levels of borrowings and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all stakeholders in its operations, optimizing the balance of debts and equity.

The Company monitors capital by using the index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization), for the last twelve months. The corporate limit established in the debt deeds provides for the annual maintenance of the index below 3.5, and the eventual expectation of non-compliance of that indicator gives rise to actions by the Management to correct the course of the calculations until the end of each year. Additionally, it monitors debt in relation to equity.

34.3.1 Debt to equity ratio

Indebtedness	09.30.2023	Consolidated 12.31.2022
Loans and financing	5,418,567	4,694,957
Debentures	9,896,728	7,887,077
(-) Cash and cash equivalents	(5,557,791)	(2,678,457)
(-) Bonds and securities	(554,568)	(431,056)
Net debt	**9,202,936**	**9,472,521**
Equity	23,508,134	21,131,225
Debt to equity ratio	**0.39**	**0.45**

35. Related Party Transactions

35.1 Balances with related parties

The table below shows the balances of Related Parties highlighted in specific lines of the Statements of Financial Position:

	Parent Company		Consolidated	
	09.30.2023	12.31.2022	09.30.2023	12.31.2022
Current assets				
Entities with significant influence				
State of Paraná - Transaction costs (35.1.5)	14,501	-	14,501	-
Subsidiaries				
Structure sharing (35.1.1)	18	-	843	1,135
Copel DIS - loan (35.1.2)	-	-	-	-
Jandaíra Wind Complex - loan agreement (35.1.3)	-	47,404	-	-
Current liabilities				
Subsidiaries				
Structure sharing (35.1.1)	1,606	1,838	-	-
Noncurrent liabilities				
Subsidiaries				
Elejor advance	5,851	5,851	-	-

35.1.1 Structure sharing

Balances mainly refer to contracts for sharing personnel and management expenses entered between Copel and its direct and indirect subsidiaries.

35.1.2 Loan agreement - Copel DIS

On February 27, 2023, a loan agreement was signed between Copel and Copel DIS, with the approval of limits plus IOF and interest of CDI + 1.40% p.a., to provide resources for financing the company activities and business. The contract is valid until February 27, 2025. Of the overall approved amount of R$400,000, the amount of R$233,000 was transferred. The settlement was made on June 29, 2023, and the financial income for the period ended on September 30, 2023 is R$9,659.

35.1.3 Loan agreement - Jandaíra Complex

On May 17, 2022, a loan agreement was signed between Copel and the companies of the Jandaíra Wind Complex, with the approval of limits plus IOF and interest of CDI + 1.38% p.a., to provide resources for financing the company activities and business. The contracts are valid until May 17, 2024. Of the overall approved amount of R$49,400, the amount of R$49,087 was transferred. The settlement was made on July 31, 2023, and the financial income for the period ended as of September 30, 2023 is R$4.327.

35.1.4 Loan Agreement - UEG Araucária

On July 4, 2023, a loan agreement was signed between Copel and UEG Araucária, with the approval of limits plus IOF and interest of CDI + 1.40% p.a., to provide resources for financing the company activities and business. The contract is valid until July 4, 2025. The global amount approved is R$35,000 and in October 2023, the transfer of R$15,000 was made.

35.1.5 Trasaction costs – State of Paraná

In the process of primary and secondary offering of shares, described in Note 1, Copel paid transaction costs. For costs relating to secondary distribution, the balance to be reimbursed by the State of Paraná was recorded under assets.

35.2 Other related party transactions

The table below shows the balances arising from other transactions with related parties carried out by the Company:

Consolidated	Assets		Liabilities		Revenue		Cost / Expense	
Related parties / Nature of operation	09.30.2023	12.31.2022	09.30.2023	12.31.2022	09.30.2023	09.30.2022	09.30.2023	Restated 09.30.2022
Entities with significant influence								
State of Paraná - dividends payable	-	-	147,833	109,777	-	-	-	-
Energia Solidária Program (a)	-	9,735	-	-	-	-	-	-
Tarifa Rural Noturna Program (a)	-	8,353	-	-	-	-	-	-
Employees transferred (b)	383	305	-	-	-	-	-	-
Meteorological System of Paraná - Simepar (c)	-	-	610	298	-	-	(6,636)	(5,840)
BNDES and BNDESPAR - dividends payable (d)	-	-	183,033	76,684	-	-	-	-
Financing (Note 20)	-	-	1,982,635	2,097,606	-	-	(41,550)	(146,155)
Debentures - wind farms (Note 21)	-	-	204,938	216,811	-	-	(5,432)	(21,445)
State of Paraná investee								
Sanepar (e)	18	-	27	448	18	-	(1,551)	(1,533)
Use of water taken from plants' reservoirs	-	-	-	-	-	485	-	-
Joint ventures								
Voltalia São Miguel do Gostoso (f)	-	-	-	-	87	73	-	-
Dividends	1,032	1,032	-	-	-	-	-	-
Caiuá Transmissora de Energia (g) (h) (i)	326	313	228	1,400	2,882	2,681	(15,992)	(9,632)
Dividends	-	5,486	-	-	-	-	-	-
Integração Maranhense Transmissora (h) (i)	-	-	44	120	-	-	(2,474)	(1,935)
Dividends	-	6,885	-	-	-	-	-	-
Matrinchã Transmissora de Energia (h) (i)	-	-	260	1,355	-	-	(13,212)	(11,386)
Dividends	-	41,577	-	-	-	-	-	-
Guaraciaba Transmissora de Energia (h) (i)	-	-	121	671	-	-	(6,751)	(5,018)
Dividends	38,996	50,137	-	-	-	-	-	-
Paranaíba Transmissora de Energia (h) (i)	-	-	156	869	-	-	(8,108)	(7,514)
Dividends	-	5,400	-	-	-	-	-	-
Cantareira Transmissora de Energia (h) (i)	-	-	120	660	-	-	(6,561)	(5,900)
Dividends	-	9,254	-	-	-	-	-	-
Mata de Santa Genebra Transmissão (h) (i) (j)	2,340	3,236	226	1,401	10,592	14,449	(14,787)	(12,714)
Dividends	-	13,333	-	-	-	-	-	-
Solar Paraná - Dividends	-	48	-	-	-	-	-	-
Associates								
Dona Francisca Energética S.A. (k)	16	15	1,312	1,356	134	127	(11,814)	(12,065)
Dividends	461	852	-	-	-	-	-	-
Foz do Chopim Energética Ltda. (l)	264	302	-	-	2,770	2,556	-	-
Key management staff								
Fees and social security charges (Note 31.2)	-	-	-	-	-	-	(14,473)	(14,092)
Pension and healthcare plans (Note 22.3)	-	-	-	-	-	-	(1,011)	(974)
Other related parties								
Fundação Copel	-	-	-	-	-	-	-	-
Administrative property rental	-	-	121,111	102,410	-	-	(7,244)	(7,977)
Pension and healthcare plans (Note 22.3)	-	-	1,091,623	1,070,037	-	-	-	-
Lactec (m)	3	3	1,091	1,131	338	463	(4,692)	(3,185)
Tecpar (n)	-	-	-	-	1,515	1,492	-	-
Celepar (n)	-	-	-	-	831	431	-	-
Assembleia Legislativa do Paraná (n)	-	-	-	-	238	232	-	-
Portos do Paraná (n)	-	-	-	-	3,768	4,240	-	-

a) *Energia Solidária* Program, created by state law No. 20.943/2021, replacing the *Luz Fraterna* Program, establishes the payment of electricity consumption to benefit low-income families, residing in the State of Paraná, whose properties - consumer units - are used exclusively for residential purposes, whether in urban or rural areas, and fulfill the requirements established in articles 2 and 3 of this law.

In March 2018, the amount of R$159,274 was settled. The principal interest, fine and monetary restatement totaled R$158,849. For the collection of these charges on electricity bills for the period of September 2010 to June 2015, the Monitoring Action No. 0006254-29.2018.8.16.0004 was filed in November 2018 against the State of Paraná, which is responsible for payment the invoices under the State Law No. 14,087/2003. We highlight that despite the negotiations maintained by Management, seeking to settle the debt, uncertainties still exist regarding the realization of this asset and, therefore,

this asset was not recognized, in compliance with the current accounting standards. For the tax treatment, as determined by the Brazilian Federal Revenue Office in the Normative Instruction No. 1,753/2017, the Company has taxed this revenue. The lawsuit between Copel and the State of Paraná is being processed at the Court of Justice of Paraná, where the parties are seeking a review of the sentence that recognized part of the credit. The appeal was judged in October 2023, the ruling of which has not yet been published. In April 2023, Copel filed a second lawsuit, under No. 0000873-24.2023.8.16.0179, for residual charge in the amount of R$25,936. Management reinforces that it is making all necessary efforts and taking all appropriate measures to preserve the Company's interests.

Tarifa Rural Noturna Program, regulated by Decree No. 1,288/2019, provides for the payment to Copel Distribuição, by the State Government, of the amount corresponding to 60% of the active electricity tariff and of the charges resulting from this service, including the additional tariff flag, owned by the beneficiary consumers, included in the denominated night period consumption, as specified in the decree.

b) Reimbursement of wages and social charges for employees transferred to the Paraná State Government. Balances presented are net of expected credit loss.

c) The Sistema Meteorológico do Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.

d) BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which owns Copel shares (Note 29.1). On December 22, 2018, the shareholders agreement between the State of Paraná and BNDESPAR, signed on December 22, 1998, was ended. BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel.

e) Basic sanitation provided by Sanepar and energy sales contract signed by Copel COM.

f) Contracts for connection to the transmission system signed by Copel GeT, Costa Oeste, Marumbi and Uirapuru, with maturities between 2031 and 2048.

g) Operation and maintenance services agreement provided by Copel GeT, maturing on May 10, 2026. Transmission System Connection Agreement - CCT executed by Copel DIS, expiring by the end of the concession agreement of the distribution or transmission company, whichever takes place first.

h) Charges for use of the transmission system due by Copel GeT, FDA, UEG Araucária and wind farms.

i) Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concession operators whose subject matter is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by Aneel Normative Resolution 666/2015. Amounts are defined for four subsequent years, with annual reviews.

j) Agreements entered by Copel GeT: for operation and maintenance services, maturing on January 31, 2028, and facility sharing, maturing on January 1, 2043.

k) Connection to the transmission system contracts entered by Copel GeT, Costa Oeste, Marumbi and Uirapuru, maturing on between the years 2031 and 2048. Power purchase and sale agreement made by Copel GeT, maturing on March 31, 2025.

l) Contracts entered into by Copel GeT: for operation and maintenance, maturing on May 23, 2025, and connection to the transmission system, maturing on January 1, 2043.

m) The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), of which Copel is an associate. Lactec has service and R&D contracts with Copel GeT, FDA. UEG Araucária and Copel DIS, which are subjected to prior or later control and approval by Aneel. Copel COM provides services and sells energy to the institute.

n) Energy sale agreement signed between Copel COM and: Institute of Technology of Paraná – Tecpar (public company of the State Government that supports innovation and economic and social development in Paraná and Brazil), Information Technology Company of Paraná - Celepar (mixed capital company that is part of the indirect administration of the Paraná State Government), Portos do Paraná (port complex that operates as a public company of the State Government, subordinated to the Infrastructure and Logistics Secretary of State) and Assembleia Legislativa do Paraná (legislative assembly of the State).

The relevant transactions with related parties are shown above. Transactions arising from operations in a regulated environment are billed according to the criteria and definitions established by the regulatory agents and other transactions are recorded according to the market prices practiced by the Company.

Copel's direct and indirect subsidiaries have short and long-term energy purchase and sale agreements entered with each other, carried out in accordance with the criteria and definitions of the regulated environment. Both the balances of existing transactions and the balances of commitments are eliminated from each other when preparing the Company's consolidated financial statements. In addition, Copel GeT has energy purchase commitments with Dona Francisca in the amount of R$35,995 (R$47,935 on December 31, 2022), and Copel COM has energy sale commitments signed with agencies and / or entities related to the Paraná State Government, including Sanepar, totaling R$216,277 (R$25,050 on December 31, 2022).

Regarding the compensation of key management personnel, the Company does not have additional obligations beyond the short-term benefits disclosed in the table above and in the notes referenced.

35.3 Guarantees awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 20 and 21.

Copel provided financial guarantees, in the form of corporate guarantee letter, for power purchase and transport agreements made by Copel GeT and its subsidiaries, in the total amount of R$4,684 (R$4,449 on December 31, 2022) and made by Copel COM (Copel Mercado Livre), in the amount of R$602,520 (R$329,725 on December 31, 2022).

Sureties and guarantees granted by Copel and Copel GeT for financing, and debentures of joint ventures are reported below:

Company		Operation	Final maturity	Amount approved	Balance (a)	Interest %	Amount guarantees
(1)	Caiuá Transmissora	Financing BNDES	02.15.2029	84,600	20,998	49.0	(b)
(2)	Cantareira Transmissora	Debentures	08.15.2032	100,000	83,414	49.0	(b)
(3)		Financing	09.15.2032	426,834	349,512		(b)
(4)	Guaraciaba Transmissora	Financing BNDES	01.15.2031	440,000	119,035	49.0	(b)
(5)		Debentures	12.15.2030	118,000	272,876		(b)
(6)	Matrinchã Transmissora	Financing BNDES	06.15.2029	691,440	257,220	49.0	(b)
(7)		Debentures (2nd)	06.15.2029	180,000	197,742		(b)
(8)		Debentures (3rd)	12.15.2038	135,000	158,446		(c)
(9)	IMTE Transmissora	Financing	02.12.2029	142,150	38,684	49.0	(b)
(10)	Mata de Santa Genebra	Debentures (2nd)	11.15.2030	210,000	1,754,104	50.1	(d)
(11)		Debentures (3rd)	11.15.2041	1,500,000			
(12)	Paranaíba Transmissora	Financing	10.15.2030	606,241	382,612	24.5	(b)
(13)		Debentures	03.15.2028	120,000	80,165		(b)

(a) Gross debt balance, discounted from restricted cash that is already guaranteed by the companies themselves.

(b) For these contracts, the corporate guarantee and/or the letter of guarantee were exonerated, leaving only the pledge of Copel GeT shares.

(c) The guarantees to be provided in the 3rd issue will only be presented after the maturity of the Debentures of the 2nd issue and the Financing with BNDES.

(d) For these contracts, the guarantee were released on august 23, 2023 upon declaration of physical and financial completion.

36. Commitments

The main commitments related to long-term contracts not yet incurred, and therefore not recognized in this interim financial information, are as follows:

Consolidated	09.30.2023	12.31.2022
Energy purchase and transportation contracts	103,614,651	108,768,267
Acquisition of assets for electricity distribution	1,782,890	1,187,336

37. Insurance

The specification by risk modality and effective date of the main insurance policies can be seen below:

Consolidated Policy	End of term	Insured amount
Operational risks - HPP Baixo Iguaçu	05.31.2024	2,406,243
Operational risks - HPP Governador Jayme Canet Junior	01.21.2024	2,316,006
Operational risks - Cutia and Bento Miguel	03.29.2024	2,209,803
Named perils	08.24.2024	1,935,938
Operational risks - HPP Colíder	12.01.2023	1,892,320
Operational risks - Ventos de Serra do Mel II e IV	11.28.2023	1,075,284
Operational risks - Brisa Potiguar	08.25.2024	1,039,962
Operational risks - Elejor	09.07.2024	901,950
Fire - owned and rented facilities	08.24.2024	787,464
Judicial guarantee	08.10.2024	683,415

In addition to the insurance policies listed above, the Company and its subsidiaries take out other insurance policies with lower values, such as: Directors and Officers liability (D&O), general civil liability, court award payment guarantee, sundry perils, national and international transportation, life, aircraft and vehicles. Additionally, the Company has an indemnity contract, in addition to the D&O insurance. The guarantee insurances taken out by the subsidiaries, joint ventures and associates have Copel and/or Copel GeT as a guarantor, within the limits of their share of interest in each project.

38. Additional information to the Statement of Cash Flows

38.1 Transactions not involving cash

Of the total additions of contract assets (shown in Notes 10.1 and 10.2) and acquisitions of property, plant and equipment (shown in Note 16.2), R$176,447 (R$119,343 as of September 30, 2022) and R$6,704 (R$3,816 as of September 30, 2022), respectively, represent the amount of purchases made in installments and not settled through the end of the reporting period.

According to Note 26, the additions and remeasurement adjustment occurred in right-of-use assets totaled R$2,508 in the Parent Company and R$50,259 in the Consolidated (R$1,929 in the Parent Company and R$106,597 in the Consolidated on September 30, 2022), with a corresponding entry in lease liabilities.

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

39. Assets held for sale and discontinued operations

In compliance with the guidelines of Copel Strategic Business Planning - Vision 2030 regarding the decarbonization of its asset portfolio and prioritization of investments and actions directly linked to its core business (electric energy), Copel began the divestment processes of Copel's shares in Companhia Paranaense de Gas – Compagas and UEG Araucária S.A. (UEGA).

The UEGA divestment process began in 2022, with the intention of selling it by Copel together with the other partner, Petrobras, but it was stopped and resumed on September 04, 2023, according to Notice to the Market 21/23. On October 27, 2023, the binding proposal phase began, in which qualified bidders will have the opportunity to carry out due diligence, technical visits and submit proposals, as per Notice to the Market 25/23. According to the proposed schedule, the intention is to complete the process of selling the shareholding by May 2024.

As for the divestment of Compagas, on September 20, 2023, Relevant Fact 16/2023 was published, communicating that Copel's Board of Directors approved the hiring of the necessary advisors for structuring and executing the project. According to the proposed schedule, the intention is to complete the process of selling the shareholding by April 2024.

Management assesses the sale of the asset as highly probable, with the process expected to be completed within 12 months. Therefore, the Company understood that the criteria determined by Technical Pronouncement CPC 31/ IFRS 5 were met to classify the asset as held for sale and to disclose as discontinued operation.

We present below the balances of assets and liabilities that were reclassified, which are presented in a specific line in the balance sheet. In compliance with accounting standards, balances are measured at book values, considering that they are lower than fair values minus selling expenses.

09.30.2023	Parent Company	Consolidated
Assets classified as held for sale		
Cash and cash equivalents	-	239,121
Trade accounts receivable	-	103,207
Inventories	-	5,501
Current recoverable taxes and deferred taxes	-	62,863
Judicial deposits	-	117
Other receivables	-	67,012
Contract assets	-	36,326
Property, plant and equipment	-	36,372
Intangible assets	-	705,958
Right-of-use asset	-	11,449
Investments	300,068	-
	300,068	**1,267,926**
Liabilities associated with assets classified as held for sale		
Payroll, social charges and accruals	-	11,962
Accounts payable to suppliers	-	72,193
Taxes due	-	56,916
Debentures	-	303,443
Dividend payable	-	70,049
Post-employment benefits	-	11,301
Lease liability	-	12,335
Provisions for legal claims	-	17,139
Other accounts payable	-	51,117
	-	**606,455**

The reclassified assets and liabilities are part of the energy generation and gas distribution segments. With the divestment of Compagas, the gas segment will be discontinued at Copel.

Additionally, the contingent liabilities of Compagas and UEGA, totaling R$299,979, are not included in the published total in Note 28.2. UEGA did not recognize income tax and social contribution credits on tax losses and negative bases in the amount of R$274,607 for not having a reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits.

The revenues, costs and expenses as well as the cash flow movement resulting from these assets and liabilities were presented in separate lines, as a discontinued operation, in the Statements of Income as weel as in the Statements of Cash Flows and in the Statements of Added Value.

It should also be noted that as of October 1, 2023, the depreciation and amortization of assets that will be sold were stopped, after their reclassification to current assets, in the line of Assets classified as held for sale, in compliance with what determines the item 25 of CPC 31 / IFRS 5.

The details of these values are presented in the tables below:

Statements of Income	**Parent Company**		**Consolidated**	
from discontinued operations	**09.30.2023**	**09.30.2022**	**09.30.2023**	**09.30.2022**
Net operating revenue	-	-	764,755	1,030,476
Operating costs	-	-	(779,932)	(924,885)
Gross profit	**-**	**-**	**(15,177)**	**105,591**
Selling expenses	-	-	(9,157)	(8,201)
General and administrative expenses	-	-	(43,175)	(43,800)
Other operational income (expenses)	-	-	(3,031)	(3,877)
Equity in earnings of investees	(141,029)	(13,865)	-	-
	(141,029)	**(13,865)**	**(55,363)**	**(55,878)**
Profit (loss) before financial results and taxes	**(141,029)**	**(13,865)**	**(70,540)**	**49,713**
Financial results	-	-	(4,873)	30,066
Operating profit (loss)	**(141,029)**	**(13,865)**	**(75,413)**	**79,779**
Income tax and social contribution	-	-	(56,853)	(43,189)
Net income (loss) from discontinued operations	**(141,029)**	**(13,865)**	**(132,266)**	**36,590**

	Parent Company		**Consolidated**	
Statements of Income from discontinued operations	**07.01.2023 to 09.30.2023**	**07.01.2022 to 09.30.2022**	**07.01.2023 to 09.30.2023**	**07.01.2022 to 09.30.2022**
Net operating revenue	-	-	242,143	346,280
Operating costs	-	-	(199,465)	(326,817)
Gross profit	**-**	**-**	**42,678**	**19,463**
	-	**-**	**-**	**-**
Selling expenses	-	-	(3,506)	(2,686)
General and administrative expenses	-	-	(15,482)	(16,074)
Other operational income (expenses)	-	-	(2,024)	(424)
Equity in earnings of investees	(6,489)	(18,898)	-	-
	(6,489)	**(18,898)**	**(21,012)**	**(19,184)**
Profit (loss) before financial results and taxes	**(6,489)**	**(18,898)**	**21,666**	**279**
Financial results	-	-	(4,754)	12,439
Operating profit (loss)	**(6,489)**	**(18,898)**	**16,912**	**12,718**
Income tax and social contribution	-	-	(12,649)	(14,908)
Net income (loss) from discontinued operations	**(6,489)**	**(18,898)**	**4,263**	**(2,190)**

Statements of Cash Flows from discontinued operations	Parent Company		Consolidated	
	09.30.2023	09.30.2022	09.30.2023	09.30.2022
Net income	(141,029)	(13,865)	(132,266)	36,590
Adjustments to reconcile net income	141,029	13,865	282,916	98,050
Changes in assets and liabilities	-	-	16,703	26,994
Taxes and charges paid	-	-	(49,002)	(33,593)
Cash flows from operational activities	**-**	**-**	**118,351**	**128,041**
Financial investments	-	-	(191)	22,981
Additions to contract assets, property, plant and equipment and intangible assets	-	-	(23,965)	(156,687)
Cash flows from investment activities	**-**	**-**	**(24,156)**	**(133,706)**
Issue of Debentures	-	-	294,045	-
Amortization of lease liabilities	-	-	(2,253)	(2,180)
Dividends and interest on own capital paid	-	-	(133,730)	-
Cash flows from financing activities	**-**	**-**	**158,062**	**(2,180)**
Changes in cash and cash equivalents	**-**	**-**	**252,257**	**(7,845)**

Curitiba, Novembro 8, 2023

Daniel Pimentel Slaviero
Chief Executive Officer

Ana Letícia Feller
Chief Enterprise Management Officer

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

Cassio Santana da Silva
Chief Business Development Officer

Eduardo Vieira de Souza Barbosa
Chief Legal and Regulatory Officer

Vicente Loiácono Neto
Chief Governance, Risk and Compliance Officer

Ronaldo Bosco Soares
Accountant - CRC PR-043819/O-0

COMMENTS ON PERFORMANCE

As of September 30, 2023

in thousands of Brazilian reais

1 New projects

1.1 Generation segment

On January 30, 2023, the acquisition of Santa Rosa & Mundo Novo (SRMN) and Aventura Wind Complexes, with 260.4 MW of installed capacity, from EDP Renováveis Brasil S/A, for R$1,005 million, was concluded. The project has long-term financing (maturing up to 2043) contracted with Banco do Nordeste (BNB), with rates of IPCA + 2.19% p.a. (Aventura Complex) and IPCA + 1.98% p.a. (Santa Rosa & Mundo Novo Complex).

Wind Farms	Installed Capacity (1) (MW)	Assured Energy (MW med)	Commercial Operation	Energy Sold					End of Authorization
				Auction	Amount (average MW)	Price (2) (R$/Mwh)	Start of Supply	End of Supply	
Aventura II Aventura III Aventura IV Aventura V	105.0	65.0	since Jul/21	A-6/2017	53.6	132.78	Jan/23	Dec/42	2053
SRMN I SRMN II SRMN III SRMN IV SRMN V	155.4	92.8	since Dec/21[3] and Feb/22[4]	A-6/2017	67.1	135.52	Jan/23	Dec/42	2052[3] 2053[4]
Total	260.4	157.8			120.7	134.30			

[1] Total of 62 Vestas wind turbines, model V150

[2] Data-base Sep/23

[3] SRMN IV and V

[4] SRMN 1, SRMN II and SRMN III

1.2 Distribution segment

Transformation Program (*Programa Transformação*) - broad investment plan with the objective of modernizing, automating and renovating the distribution grid and private communication network with standardized technologies to service automation equipment. Among the expected benefits are the strengthening of rural grid to reduce disconnections and guarantee support for the growth of agribusiness in the State of Paraná, reduction of costs with O&M and commercial services and improvement in the control of DEC (System Average Interruption Duration Index) and FEC (Customer Average Interruption Duration Index) indicators. The program consists of 3 pillar projects to achieve the objectives:

- **Paraná Tri-phase (*Paraná Trifásico*)**: represents the improvement and renewal of rural distribution grid in the Company's concession area, with the implementation of a three-phase grid and creation of redundancy in the main rural branches.

- **Smart Grid (*Rede Elétrica Inteligente*)**: intends to implement a private communication network with standardized technology to service all automation equipment in the distribution grid and advanced metering infrastructure. By the end of September 2023, 540,000 smart meters had been installed.

- **Total Reliability (*Confiabilidade Total*)**: aims to ensure modernity in the operations of the energy system based on the following premises: maintain full communication between teams and the availability of equipment on the grid, implement automation in special equipment, maintain the entire municipality of the concession with a substation or special key and expand the grid circuits and Self-Healing equipment. By the end of September 2023, the project had completed 82.2% of the planned schedule.

The Transformation Program encompasses the construction of approximately 25,000 km of new lines, 15,000 new automated points and the implementation of smart grid technology in the state of Paraná.

Compact and Protected Grid - implementation of compact grid predominantly in urban areas with a high degree of afforestation in the vicinity of distribution grid and protected grid exclusively in rural areas. Compact grid avoids cutting and pruning trees and improves the quality of supply, as it reduces the number of disconnections. Protected grid also improves the quality and reliability of the system as it avoids interruptions due to contact with vegetation or other objects and bad weather. At the end of September 2023, the extension of the compact and protected grid installed was 26,504 km (21,385 km in September 2022), an increase of 5,119 km, or 23.94%, in twelve months.

Isolated Secondary Grid - investment in isolated low voltage secondary grid (127/220V), which have significant advantages over the conventional overhead grid, such as: improving the indicators DEC and FEC; hinder energy theft, improve environmental conditions, reduce pruning areas, increase safety, reduce voltage drop across the grid and increase the life of transformers by reducing the number short circuits in the network, among others. At the end of September 2023, the extension of isolated secondary distribution grid installed was 22,609 km (21,658 km in September 2022), an increase of 951 km, or 4.39%, in twelve months.

2 Energy Market

Market behavior - Energy generation by Copel Geração e Transmissão S.A. and its wind farms in 9M23 was 17,710 GWh (16,855 GWh in 9M22). The increase is due, for hydroelectric plants, to the improvement in weather conditions in the South Region and, for wind farms, to the entry into commercial operation of Jandaíra and the acquisition of the Aventura and SRMN wind farm complexes.

Copel group energy flow

Energy Flow (GWh) — **January through September 2023**

Source	GWh	%
Own generation	**17,710**	**41.0%**
Energy received	**25,447**	**59.0%**
CCEAR	9,790	
Itaipu	3,561	
Dona Francisca	100	
CCEE (MCP)	381	
Angra	652	
CCGF	3,409	
MRE	103	
Elejor	32	
Proinfa	314	
Other[1]	7,105	

Availability	**43,157**

Destination	GWh	%
Captive Market	**14,852**	**34.4%**
Concessionaires[2]	**66**	**0.2%**
Electricity sales to distributor CCEE[3]	**121**	**0.3%**
Assignment MCSD EN[4]	**172**	**0.4%**
CCEE (MVE)	**-**	**0.0%**
Free Customers	**8,862**	**20.5%**
Energy Supplied	**18,409**	**42.7%**
Bilateral Agreements	7,670	
CCEAR	4,815	
CER	685	
CCEE(MCP)	1,932	
MRE	3,307	
Losses and differences	**675**	**1.6%**

CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
MRE: Energy Reallocation Mechanism.
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
[1] Other: Energy purchased by Copel Comercialização and Copel Distribuição.
[2] Electricity sales to concessionaries and licensees with own market of less than 500GWh/year.
[3] Electricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR.
[4] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)
[5] Includes Basic Grid losses, distribution losses, differences in Itaipu allocation in the GC, MMGD effects and wind farm differences.
It does not consider the energy produced by TPP Araucária sold in the MCP (Short Term Market) or through bilateral contracts.

Copel Group energy sale

Segment			GWh
	Jan - Sep 2023	Jan - Sep 2022	Variation
Copel Distribuição			
Captive Market[1]	14,853	14,624	1.6%
Residential	6,488	6,157	5.4%
Industrial	1,464	1,595	-8.2%
Commercial	3,317	3,246	2.2%
Rural	1,754	1,821	-3.7%
Other	1,830	1,805	1.4%
Concessionaries and Licensees	67	69	-2.9%
CCEE (Cessões MCSD EN)	172	159	8.2%
CCEE (MVE)	-	524	-
CCEE (MCP)	1,886	2,133	-11.6%
Total Copel Distribuição	**16,978**	**17,509**	**-3.0%**
Copel Geração e Transmissão			
CCEAR (Copel Distribuição)	91	91	0.0%
CCEAR (other concessionaries)	3,189	1,649	93.4%
Free Customers	-	-	-
Bilateral Agreements (Copel Mercado Livre)	9,125	10,441	-12.6%
Bilateral Agreements[2]	108	109	-0.9%
CCEE (MCP)[3]	-	604	-100.0%
Total Copel Geração e Transmissão	**12,513**	**12,894**	**-3.0%**
Wind Farms Complex			
CCEAR (Copel DIS)	85	23	269.6%
CCEAR (other concessionaries)	1,623	964	68.4%
CER (c)	684	684	-
Bilateral Agreements (Copel Mercado Livre)	450	234	92.3%
Bilateral Agreements[2]	448	335	33.7%
CCEE (MCP)[3]	32	25	28.0%
Total Wind Farms Complex	**3,322**	**2,265**	**46.7%**
Copel Comercialização			
Free Customers	8,862	8,696	1.9%
Bilateral Agreements (Copel)	398	899	-
Bilateral Agreements[2]	7,221	8,898	-18.8%
CCEE (MCP)[3]	243	114	113.2%
Total Copel Comercialização	**16,724**	**18,607**	**-10.1%**
Total	**49,537**	**51,275**	**-3.4%**

Note: Not considering the energy from MRE (Energy Relocation Mechanism) and the energy from TPP Araucária sold in the CCEE Spot Market.

[1] For the billed market, the Offset Energy from Mini and Micro Distributed Generation (MMGD) is discounted.

[2] Includes Short Term Sales Agreements.

[3] Does not consider negative amounts.

CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Spot Market / CER: Agreements Reserve Energy.

Copel Distribuição Grid Market (TUSD): Comprising the captive market, supply to concessionaires and permissionaires within the State of Paraná and all the free customers existing in its concession area, had an increase of 2.1% in electricity consumption in 9M23. The billed grid market, which considers offset energy from Mini and Micro Distributed Generation - MMGD, decreased 0.1% in the period, considering the Availability Cost. The volume of offset energy, which is the surplus of MMGD generation offset in billing, grew

70.40% in the period. The number of consumers who signed up for MMGD reached 293,245 in September 2023, an amount 59.5% higher than September 2022. The result for 9M23 is due to the consumption of electricity by the classes:

i. Residential, with an increase of 5.4%, mainly due to the increase in the number of consumer units;

ii. Commercial, with an increase of 4.4%, mainly due to the increase in consumption by Retail and Wholesale Trade;

iii. Rural, with a reduction of 2.2%, mainly due to the reduction in consumption with Agriculture, Livestock and Related Services;

iv. Industrial, with an increase of 0.1%; and

v. Others, with an increase of 1.4%.

Copel Distribuição Captive Market: increase of 1.6% in electricity consumption in the first half of 9M23. The billed captive market, which considers MMGD offset energy, decreased by 2.2% in the period.

Number of consumers: the number of final consumers (captive customers of Copel Distribuição and free customers served by Copel GeT, Copel Comercialização and other suppliers within Copel Distribuição concession area) billed in September 2023 was 5,078,328, representing growth of 1.7% in relation to the same period of the previous year.

Segment	Sep 2023	Sep 2022	Variation
Residential	4,190,534	4,108,640	2.0%
Industrial	68,090	69,149	-1.5%
Commercial	436,796	427,641	2.1%
Rural	325,111	334,433	-2.8%
Others	54,832	53,473	2.5%
Total Captive Market	**5,075,363**	**4,993,336**	**1.6%**
Grid Supply (a)	7	7	-
Free Customers (b)	2,958	2,529	17.0%
Total geral	**5,078,328**	**4,995,872**	**1.7%**

(a) Total grid supply in the captive market (concessionaires and licensees) and free.
(b) All free customers served at the Copel Distribuição concession area.

3 Management

Employees

Employees	Sep 2023	Sep 2022
Copel and subsidiaries		
Copel Holding	83	86
Copel Geração e Transmissão	1,482	1,497
Copel Distribuição	4,224	4,273
Copel Comercialização	41	46
	5,830	**5,902**
Subsidiaries with non-controlling interests		
Compagás	129	132
Elejor	7	7
UEG Araucária	14	15
	150	**154**

4 Capital Market

In 2023 on [B]3, common shares (CPLE3) were present in 100% of the trading sessions, closing the period quoted at R$8.41, with a positive variation of 22.4%; PNB shares (CPLE6) were present in 100% of the trading sessions, closing the period quoted at R$8,96, with a positive variation of 13,3%. In the same period, the IBOVESPA had a positive variation of 6.2%. The UNITs (CPLE11) were present in 100% of the trading sessions, closing the period quoted at R$44.49, with a positive variation of 15.6%.

On the New York Stock Exchange (NYSE), UNITs (ELP) were present in 100% of the trading sessions, closing the period quoted at US$8.77, with a positive variation of 21.3%. The DOW JONES index had a variation of 0.9% in the period.

On the LATIBEX (Latin American Stock Market in Euros), linked to the Madrid Stock Exchange, PNB shares, traded under the ticker XCOP, were present in 49% of trading sessions, closing the period quoted at €1.70, with positive variation of 25.0%. In the same period, the LATIBEX index had a positive variation of 2.2%. UNITs, under the ticker XCOPU, in this period were present in 5% of trading sessions, closing the period quoted at €8.35, with a positive variation of 29.5%.

The following table summarizes the behavior of Copel's shares up to the end of September 2023:

Stock Performance	ON		PNB		UNIT	
(Jan - Sep 2023)	Total	Daily average	Total	Daily average	Total	Daily average
B3						
Number of Trades	919,689	4,892	3,287,166	17,485	296,123	1,575
Volume Traded	542,555,100	2,885,931	2,796,442,900	14,874,696	48,894,500	260,077
Trading Value (R$ thousand)	4,220,361	22,449	22,203,200	118,102	1,889,431	10,050
Presence in Trading Sessions	188	100%	188	100%	188	100%
Nyse						
Volume Traded	-	-	-	-	82,247,940	437,489
Trading Value (US$ thousand)	-	-	-	-	647,065	3,442
Presence in Trading Sessions	-	-	-	-	188	100%
Latibex						
Volume Traded	-	-	136,247	1,481	12,788	1,279
Trading Value (€ thousand)	-	-	192	2	103	10
Presence in Trading Sessions	-	0%	92	48%	10	5%

5 Tariffs

Retail Tariffs

Average Retail Tariffs (a) - R$/MWh	Sep 2023	Sep 2022	Variation
Industrial	560.61	538.84	4.0%
Residential	558.28	562.97	-0.8%
Commercial	634.07	671.06	-5.5%
Rural	608.38	664.56	-8.5%
Other	456.41	407.75	11.9%
Average Tariff for Electricity and Use of the Grid (R$/MWh)	**623.45**	**627.28**	**-0.6%**
Average Demand Tariff (R$/kW)	**37.86**	**29.78**	**27.1%**

(a) Without ICMS and Pis/Cofins. Does not consider tariff flags.

Purchase tariffs

Electricity Purchase Tariffs* - R$/MWh	Sep 2023	Sep 2022	Variation
Itaipu (a)	241.31	305.44	-21.0%
Auction 2010 - H30	299.44	291.12	2.9%
Auction 2010 - T15 (b)	199.39	191.68	4.0%
Auction 2011 - H30	308.73	298.96	3.3%
Auction 2011 - T15 (b)	259.42	245.74	5.6%
Auction 2012 - T15 (b)	177.61	166.78	6.5%
Auction 2016 - T20 (b)	228.49	207.90	9.9%
Angra	348.35	346.59	0.5%
Contract of physical guarantee quotas - CCGF (c)	162.73	137.49	18.4%
Santo Antonio	191.60	185.53	3.3%
Jirau	168.58	163.25	3.3%
Other auctions (d)	209.35	225.66	-7.2%
Average	**211.57**	**218.37**	**-3.1%**

(a) Furnas transport charge not included.

(b) Auction average price according to bilateral payment to sellers. Does not include contracting effects accounted for by CCEE.

(c) Contract of physical guarantee quotas of the HPP that had their concessions extended under the terms of Law 12.783/13.

(d) Products average price. Proinfa not included.

* The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel, approved on March 28, 2016.

Supply tariffs

Electricity Supply Tariffs - R$/MWh	Sep 2023	Sep 2022	Variation
Auction - CCEAR 2011-2040 (UHE Mauá)	287.48	274.98	4.5%
Auction - CCEAR 2013-2042 (Cavernoso II)	308.79	294.29	4.9%
Auction - CCEAR 2015 - 2044 (Colíder)	218.79	208.96	4.7%
Auction - CCEAR 2018 - 2048 (Baixo Iguaçu)	226.92	215.82	5.1%
Auction - CCEAR 2009 - 2016 (Salto Caxias) - GSF Reconciliation	252.99	-	-
Concession holders in the State of Paraná	273.04	262.70	3.9%

(a) With PIS/COFINS. Net of ICMS.

6 Economic and financial results

Revenues (Note 30)

Net operating revenue accrued until September 2023, of R$15,911,770, was 4.2% higher than the R$15,270,561 recorded in the same period in 2022.

This variation was mainly due to the following facts:

a) 0.1% increase in revenue from electricity sales to final customers, mainly due the Periodical Tariff Readjustment of 2022 (a 9.58% reduction in the energy tariff) and 2023 (a 17.37% increase), due to the reduction in energy consumption (load), considering that wire market of Copel Distribuição is being affected by the Mini and Micro Distributed Generation - MMGD, due to the reduction of Tariff Flags, offset by reducing ICMS rates;

b) 3.3% decrease in revenue from electricity sales to distributors, mainly due to the lower volume of energy sold in bilateral contracts by Copel Mercado Livre and lower margin with energy sales of Elejor when comparing the periods;

c) 23.1% increase in revenue from the use of the main distribution and transmission grid, mainly due to the readjustment of 16.55% in the distribution use tariff in 2022 and 6.32% in 2023 partially offset by the reduction of inflation indexes that correct the assets of the transmission contracts;

d) 9,7% increase in construction income mainly due to investments in the energy distribution segment;

e) 27.2% reduction in the result of sectoral financial assets and liabilities, due to the lower constitution of portion A assets;

f) 29.2% increase in other operating revenues mainly due to the increase in revenue from leases and rental of equipment and infrastructure.

Operating Costs and Expenses (Note 31)

Total operating costs and expenses of R$13,647,472 through September 2023, were 9.3% higher than the R$12,489,087 (without considering the provision for allocation of PIS and Cofins credits) recorded in the same period of 2022. The main highlights were:

a) 5.5% reduction in Electricity purchased for resale, mainly due to the reduction in energy purchases due to the improvement in the hydrological scenario and lower dollar variation on purchases from Itaipu, offset by the increase in energy purchases from micro and mini generators;

b) 14.0% increase in Charge of the main distribution and transmission grid mainly due to the readjustment of the contracts for the use of the grid and the higher value of the Reserve Energy Charge (EER) offset by the reduction in the System Services Charges (ESS);

c) 114.5% increase in Personnel and Management compensation mainly due to the vacation benefit indemnity approved in the Collective Bargaining Agreement and for the provision of the Voluntary Dismissal Program;

d) 33.7% increases in third-party services, mainly due the higher costs with maintenance of the electric system and installations, partial reflex of new assets, and increase of expenses with customer service/call center and consulting for the acquisition process of the Aventura and Santa Rosa & Mundo Novo Wind Complexes and expenses for obtaining waiver;

e) 12.3% increase in depreciation and amortization mainly due to the start of commercial of Jandaíra Wind Complex, TPP Figueira, the acquisition of the Aventura and Santa Rosa & Mundo Novo Wind Complexes and the increase in investments by Copel Distribuição;

f) 9.6% reduction in Credit losses, provisions and reversals mainly resulting from the decrease in expected credit losses (due to the increase in invoice recovery and cuts by Copel Distribuição) and the partial reversal of impairment, offset by the increase in the provision for litigation mainly due to the administrative appeal aimed at rectifying the methodology and parameters used in the calculation for processing the Existing Energy MCSD;

g) 10.2% increase in construction costs mainly due to investments in the energy distribution segment.

h) recognition of R$26,405 in September 2023 referring to the intangible asset arising from the extension of the concession period of HPP Mauá, by an additional 763 days, with a counterpart in the operational result, for the approval of the Exclusion of liability for the construction phase of the project.

Equity in earnings of investees

The equity in earnings of investees until September 2023 was 25.9% lower than the amount recorded in the same period in 2022, due to the equity in the electric energy transmission joint ventures, because of the reduction of the inflation indexes that correct the transmission contract assets, as well as the effects of tariff revisions in Caiuá, Integração Maranhense, Matrinchã and Guaraciaba that took place in 2022 and non-recurring in 2023.

Financial Results (Note 32)

The 25.8% variation in the financial result of September 2023 compared to the same period of 2022, without the effect of the restatement of provision for allocation of PIS and Cofins credits occurred in 2022, is mainly due to the higher expense of monetary variation and debt charges, partially offset by income from financial investments.

Net income

Net income for the period was R$1,384,359, 163.3% higher than the amount recorded in the same period of the previous year, of R$525,811, mainly due to the impact of the provision for allocation of PIS and Cofins credits, recorded in 2022, and the better result in 2023 due to the lower purchase of energy, improvement of Portion B of Copel Distribuição, performance of wind farms and entry into operation of new assets (Jandaíra, Aventura and SRMN wind complexes), partially offset by lower inflation rates on the transmission assets, no dispatch of TPP Araucária, increase in personnel costs due to the Voluntary Dismissal Program, increase of financial expenses and higher depreciation of new assets.

EBITDA

The EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-accounting measure prepared by the Company, reconciled with its financial statements, in accordance with the provisions of CVM Resolution 156/2022. It is not a measure recognized by accounting practices adopted in Brazil or international accounting standards, does not have a standard meaning and cannot be comparable to measures with similar titles provided by other companies. The Company discloses it because it is used to measure its performance.

Consolidated	09.30.2023	09.30.2022	Variation
Ebitda Calculation - continued operations			
Net income from continuing operations	1,516,625	489,221	210.01%
Deferred IRPJ and CSLL	(204,345)	(461,930)	-55.76%
Provision for IRPJ and CSLL	297,404	547,597	-45.69%
Financial expenses (income), net	899,289	1,726,138	-47.90%
Ebit	**2,508,973**	**2,301,026**	**9.04%**
Depreciation and amortization	1,027,232	914,882	12.28%
Ebitda	**3,536,205**	**3,215,908**	**9.96%**
Attributed to shareholders of the parent company	3,473,545	3,144,559	10.46%
Attributed to non-controlling shareholders	62,660	71,349	-12.18%
Ebitda Margin Calculation			
Ebitda	3,536,205	3,215,908	9.96%
Net operating revenues - ROL	15,911,770	15,270,561	4.20%
Ebitda Margin % (Ebitda ÷ ROL)	**22.2%**	**21.1%**	**5.2%**

The EBITDA cannot be considered separately or as a substitute of net income or operating income, as an indicator of operating performance or cash flow, or to measure the liquidity or the ability to debt payment.

COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE

BOARD OF DIRECTORS

Chairman	MARCEL MARTINS MALCZEWSKI
Executive Secretary	MARCO ANTÔNIO BARBOSA CÂNDIDO
Members	CARLOS BIEDERMANN
	FERNANDO TADEU PEREZ
	LUCIA MARIA MARTINS CASASANTA
	MARCELO SOUZA MONTEIRO
	JACILDO LARA MARTINS
	GERALDO CORRÊA DE LYRA JUNIOR
	FAUSTO AUGUSTO DE SOUZA

STATUTORY AUDIT COMMITTEE

Chairman and financial expert	CARLOS BIEDERMANN
Member	MARCO ANTÔNIO BARBOSA CÂNDIDO
External Member	LUIZ CLAUDIO MAIA VIEIRA

SUPERVISORY BOARD

Chairman	DEMETRIUS NICHELE MACEI
Sitting Members	HARRY FRANÇÓIA JÚNIOR
	JOSÉ PAULO DA SILVA FILHO
	OSMAR RIBEIRO DE ALMEIDA JÚNIOR
	JULIANA PICOLI AGATTE
Deputy Members	ROBERTO ZANINELLI COVELO TIZON
	OTAMIR CESAR MARTINS
	VERÔNICA PEIXOTO COELHO
	VAGUE
	VAGUE

EXECUTIVE BOARD

Chief Executive Officer	DANIEL PIMENTEL SLAVIERO
Chief Business Management Officer	ANA LETÍCIA FELLER
Chief Financial and Investor Relations Officer	ADRIANO RUDEK DE MOURA
Chief Business Development Officer	CASSIO SANTANA DA SILVA
Chief Legal and Institutional Relations Officer	EDUARDO VIEIRA DE SOUZA BARBOSA
Chief Governance, Risk and Compliance Officer	VICENTE LOIÁCONO NETO
Assistant Officer	DAVID CAMPOS

ACCOUNTANT

CRC-PR-043819/O-0	RONALDO BOSCO SOARES

Information about this report:

Investor relations: Phone: +55 (41) 3222-2027
ri@copel.com

Deloitte.

Deloitte Touche Tohmatsu
Rua Nunes Machado, 68,
The Five East Batel – 18º andar
80250-000 - Curitiba - PR
Brasil

Tel.: + 55 (41) 3312-1400
Fax: + 55 (41) 3312-1470
www.deloitte.com.br

INDEPENDENT AUDITOR'S REPORT

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Management and Shareholders of
Companhia Paranaense de Energia - COPEL

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Paranaense de Energia - COPEL ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2023, which comprises the statement of financial position as of September 30, 2023, and the related statements of income and of comprehensive income for the three- and nine-month periods then ended, and statements of changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review of Interim Financial Information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of ITR, and presented in accordance with the standards issued by the CVM.

Deloitte.

Emphasis of matter

Restatement of the corresponding figures

Without modifying our conclusion, we draw attention to note 3.5 to the individual and consolidated interim financial information, which presents the effects of the restatements made by the Company as a result of the classification of the assets of subsidiaries Companhia Paranaense de Gás - Compagas and UEG Araucária S.A. (UEGA) as discontinued operation, as set forth in technical pronouncement CPC 31 and IFRS 5.

Other matters

Statements of value added

The interim financial information referred to above includes the individual and consolidated statements of value added (DVA) for the nine-month period ended September 30, 2023 prepared under the responsibility of the Company's Management and disclosed as supplemental information for purposes of the international standard IAS 34. These statements were subject to review procedures performed together with the review of the Quarterly Information (ITR) to reach a conclusion on whether they are reconciled with the interim financial information and the accounting records, as applicable, and whether their form and content are in accordance with the criteria set out in technical pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that such statements of value added were not prepared, in all material respects, in accordance with the criteria set out in technical pronouncement CPC 09 and consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information have been translated into English for the convenience of readers outside Brazil.

Curitiba, November 8, 2023

DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.

Jonas Dal Ponte
Engagement Partner

SUPERVISORY BOARD'S OPINION

ON THE INTERIM FINANCIAL STATEMENTS FOR THE THIRD QUARTER OF YEAR 2023

The undersigned members of the Fiscal Council of Companhia Paranaense de Energia - Copel, within their legal and statutory attributions and responsibilities, have reviewed the Interim Financial Statements for the 3rd quarter of 2023 approved by the Board of Directors of the Company in a meeting held on this date. The drafts were received and individually analyzed by the board members prior to the meeting and previously discussed with Management and the independent auditors. Based on the work carried out during the quarter, the analyzes made, the monitoring of the discussions about internal controls and the clarifications provided by Management and the independent auditors, also considering the "Report on Review of Individual and Consolidated Interim Financial Information for the Three and Nine Months Period Ending September 30, 2023", of the independent auditor, Deloitte Touche Tohmatsu Auditores Independentes Ltda., issued without reservations, the Supervisory Board record that they have not become aware of any fact or evidence that is not reflected in the Interim Financial Statements for the quarter ended September 30, 2023 and they express their opinion that such statements may be disclosed.

Curitiba, November 8, 2023

DEMETRIUS NICHELE MACEI
Chairman

HARRY FRANÇÓIA JÚNIOR

JOSÉ PAULO DA SILVA FILHO

JULIANA PICOLI AGATTE

OSMAR RIBEIRO DE ALMEIDA JÚNIOR

STATEMENT

By this document, the Executive Board members of Companhia Paranaense de Energia - Copel, publicly-held company, with registered office at José Izidoro Biazetto, 158, Mossunguê, Curitiba - PR, enrolled in the National Registry of Legal Entities (CNPJ) No. 76.483.817/0001-20, for the purpose of the provisions of CVM Instruction No. 80/2022, state that:

(i) We have reviewed, discussed and agree with the opinions expressed in the audit report of Deloitte Touche Tohmatsu Auditores Independentes Ltda. related to the interim financial statements of Copel as of September 30, 2023; and

(ii) We have reviewed, discussed and agree with the interim financial statements of Copel as of September 30, 2023.

In witness whereof, we sign this document.

Curitiba, August 14, 2023

Daniel Pimentel Slaviero
Chief Executive Officer

Ana Letícia Feller
Chief Business Management Officer

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

Cassio Santana da Silva
Chief Business Development Officer

Eduardo Vieira de Souza Barbosa
Chief Legal and Regulatory Officer

Vicente Loiácono Neto
Chief Governance, Risk and Compliance Officer